                                                Filed Pursuant to Rule 424(b)(5)

                                                          SEC File No. 333-18235

PROSPECTUS SUPPLEMENT
(To Prospectus dated October 23, 1997)

                                  $100,000,000

                                     [LOGO]

                     6 3/4% SENIOR NOTES DUE APRIL 1, 2005
                                ----------------

                     INTEREST PAYABLE APRIL 1 AND OCTOBER 1
                              -------------------

    The 6 3/4% Senior Notes due April 1, 2005 (the "Notes") offered hereby are being issued by CenterPoint Properties Trust, a Maryland real estate investment trust (the "Company"), in an aggregate principal amount equal to $100,000,000.

    Interest on the Notes will be payable semi-annually in arrears on each April 1 and October 1, commencing October 1, 1998. The Notes are redeemable at any time at the option of the Company, in whole or in part, at a redemption price equal to the sum of: (i) the principal amount of the Notes being redeemed plus accrued interest to the redemption date and (ii) the Make-Whole Amount (as defined under "Description of Notes--Optional Redemption"), if any. The Notes will mature on April 1, 2005. The yield to maturity of the Notes is 6.83% (computed on an semi-annual bond equivalent basis) calculated from April 7, 1998.

    The Notes constitute a separate series of debt securities, which will be represented by a single fully registered note in book-entry form (the "Global Note") registered in the name of a nominee of The Depository Trust Company ("DTC"). Beneficial interests in the Global Note will be shown on, and transfers thereof will be effected only through, records maintained by DTC (with respect to beneficial interests of participants) or by participants or persons that hold interests through participants (with respect to beneficial interests of beneficial owners). Owners of beneficial interests in the Global Note will be entitled to physical delivery of Notes in certificated form equal in principal amount to their respective beneficial interests only under the limited circumstances described under "Description of Notes--Book-Entry System." Settlement for the Notes will be made in immediately available funds. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity or earlier redemption, as the case may be, or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore settle in immediately available funds. All payments of principal and interest in respect of the Notes will be made by the Company in immediately available funds. See "Description of Notes--Same-Day Settlement and Payment."
                            ------------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE NOTES OFFERED HEREBY.
                              -------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
         OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.

                                                                                   UNDERWRITING
                                                              PRICE TO             DISCOUNTS AND           PROCEEDS TO
                                                             PUBLIC (1)           COMMISSIONS (2)          COMPANY (3)
Per Note..............................................         99.563%                 .625%                 98.938%
Total.................................................       $99,563,000             $625,000              $98,938,000

(1) Plus accrued interest, if any, from April 7, 1998 to the date of delivery.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting estimated expenses of $175,000 payable by the Company.
                            ------------------------

    The Notes are offered by the several Underwriters subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made on or about April 7, 1998, through the book-entry facilities of DTC against payment therefor in immediately available funds.
                            ------------------------
LEHMAN BROTHERS
                          NATIONSBANC MONTGOMERY SECURITIES, LLC
                                             FIRST CHICAGO CAPITAL MARKETS, INC.

April 2, 1998

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICES OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF NOTES FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE NOTES OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE NOTES. SUCH TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. FOR A FURTHER DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                    SUMMARY

    THE FOLLOWING INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS OR INCORPORATED THEREIN BY REFERENCE. CERTAIN TERMS USED BUT NOT DEFINED HEREIN ARE DEFINED IN THE ACCOMPANYING PROSPECTUS. UNLESS THE CONTEXT OTHERWISE REQUIRES, REFERENCES HEREIN TO THE "COMPANY" ARE TO CENTERPOINT PROPERTIES TRUST, A MARYLAND REAL ESTATE INVESTMENT TRUST, AND ITS SUBSIDIARIES AND, PRIOR TO OCTOBER 15, 1997, TO CENTERPOINT PROPERTIES CORPORATION, A MARYLAND CORPORATION (THE "CORPORATION"), WHICH, PURSUANT TO A REORGANIZATION OF THE CORPORATION FROM A MARYLAND CORPORATION TO A MARYLAND REAL ESTATE INVESTMENT TRUST, WAS MERGED WITH AND INTO CENTERPOINT PROPERTIES TRUST ON OCTOBER 15, 1997 WITH CENTERPOINT PROPERTIES TRUST AS THE SURVIVING ENTITY. THIS PROSPECTUS SUPPLEMENT CONTAINS AND THE ACCOMPANYING PROSPECTUS CONTAINS OR INCORPORATES BY REFERENCE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS. SEE "FORWARD LOOKING STATEMENTS" ON P. S-26 OF THIS PROSPECTUS SUPPLEMENT AND "RISK FACTORS" ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN MATTERS THAT MIGHT CAUSE SUCH A DIFFERENCE.

                                  THE COMPANY

    The Company is a self administered and self managed real estate investment trust focused on the acquisition, development, redevelopment, management and ownership of warehouse/industrial property located in Greater Chicago (defined as the area within a 150-mile radius of Chicago, including Milwaukee, Wisconsin and South Bend, Indiana), which, according to a ranking of markets published by Torto Wheaton Research and information published by CB Commercial, totals approximately 1.2 billion square feet, making it the largest warehouse/industrial market in the United States. The Company's election of real estate investment trust ("REIT") status, filed with its 1994 federal income tax return, was effective as of January 1, 1994.

    The Company, a Maryland real estate investment trust, was founded in 1984 and completed its initial public offering of securities in December 1993 (the "IPO"). Between completion of the IPO and December 31, 1997, the Company has increased the size of its warehouse/industrial portfolio by 16.9 million square feet or 325% by acquiring (net of dispositions) 60 fully-leased warehouse/industrial properties. On October 15, 1997, the Company completed a corporate reorganization pursuant to which the Company was converted from a Maryland corporation to a Maryland real estate investment trust.

    As of December 31, 1997, the Company's investment and management portfolio consisted of 95 warehouse/industrial properties containing approximately 22.1 million square feet. See "The Company's Warehouse/Industrial Properties." Based on published statistics regarding square feet of space owned and managed by other firms and publicly available information filed with the Securities and Exchange Commission (the "Commission"), as well as its knowledge and experience in the market, the Company believes it is the largest owner and operator of warehouse/industrial property in Greater Chicago. The Company also owns and manages three retail properties, one parking lot and one apartment property, holds mortgages on two warehouse/industrial properties, and is developing eight build-to-suit projects. As of December 31, 1997, the Company's properties were 97% leased, excluding properties which are currently being redeveloped and not leasable, with the warehouse/industrial properties occupied by 178 tenants in diverse industries. No tenant accounts for more than 5% of the Company's total revenues. Substantially all of the Company's properties have been constructed or renovated during the past ten years.

    This Prospectus Supplement relates to the offering by the Company of $100,000,000 aggregate principal amount of 6 3/4% Senior Notes due April 1, 2005 (the "Offering"). The Company's common shares of beneficial interest, $.001 par value per share (the "Common Shares"), are currently listed on the New York Stock Exchange under the symbol "CNT."

                                  THE OFFERING

    All capitalized terms used herein and not defined herein shall have the meanings provided in "Description of Notes."

Securities Offered..................  $100,000,000 aggregate principal amount of 6 3/4%
                                      Senior Notes due April 1, 2005 (the "Notes").

Maturity............................  The Notes will mature on April 1, 2005.

Optional Redemption.................  The Notes are redeemable at the option of the Company at any time, in whole or in part, at a redemption
                                      price equal to the sum of:

                                      (1)  the principal amount of the Notes being redeemed
                                      plus accrued interest to the redemption date; and

                                      (2)  the Make-Whole Amount, if any.

                                      See "Description of Notes--Optional Redemption."

Interest Payment Dates..............  Interest on the Notes is payable semi-annually on each April 1 and October 1, commencing October 1,
                                      1998, and at maturity.

Use of Proceeds.....................  To repay outstanding indebtedness under the Company's unsecured revolving credit facility co-led by the
                                      First National Bank of Chicago and Lehman Brothers
                                      Holdings, Inc. (the "Credit Facility"). See "Use of
                                      Proceeds" and "Underwriting."

Ranking.............................  The Notes will be effectively subordinated to secured indebtedness of the Company, which, as of December
                                      31, 1997, was in the aggregate principal amount of
                                      approximately $161.3 million. The Notes will rank
                                      PARI PASSU with the Company's indebtedness under the
                                      Credit Facility and with all other unsecured and
                                      unsubordinated indebtedness of the Company. The
                                      outstanding principal balance under the Credit
                                      Facility varies from time to time and was, as of
                                      December 31, 1997, approximately $97.7 million. The
                                      Notes will be senior to unsecured subordinated
                                      indebtedness which was, as of December 31, 1997, in
                                      the aggregate principal amount of approximately $11.7
                                      million.

Limitations on Incurrence of Debt...  The Notes contain various covenants, including the following:
                                      (1)  The Company will not, and will not permit any
                                           Subsidiary to, incur any Debt if, immediately
                                           after giving effect thereto, the aggregate
                                           principal amount of all outstanding Debt of the
                                           Company and its Subsidiaries on a consolidated
                                           basis is greater than 60% of the sum of: (i) the
                                           Company's Adjusted Total Assets as of the end of
                                           the most recent fiscal quarter prior to the
                                           incurrence of such additional Debt and (ii) the
                                           increase in Adjusted Total Assets since the end
                                           of such quarter (including any increase
                                           resulting from the incurrence of additional
                                           Debt).

                                      (2)  The Company will not, and will not permit any
                                           Subsidiary to, incur any Secured Debt if,
                                           immediately after giving effect thereto, the
                                           aggregate principal amount of all outstanding
                                           Secured Debt of the Company and its Subsidiaries
                                           on a consolidated basis is greater than 40% of
                                           the sum of: (i) the Company's Adjusted Total
                                           Assets as of the end of the most recent fiscal
                                           quarter prior to the incurrence of such
                                           additional Debt and (ii) the increase in
                                           Adjusted Total Assets since the end of the most
                                           recent fiscal quarter (including any increase
                                           resulting from the incurrence of additional
                                           Debt).

                                      (3)  The Company will not, and will not permit any
                                           Subsidiary to, incur any Debt if the ratio of
                                           Consolidated Income Available for Debt Service
                                           to the Annual Service Charge on the date on
                                           which such additional Debt is to be incurred
                                           would have been less than 1.5 to 1 on a pro
                                           forma basis, after giving effect thereto.

Maintenance of Total Unencumbered
  Assets............................  The Company must maintain an Unencumbered Total Asset
                                      Value in an amount not less than 150% of the
                                      aggregate principal amount of outstanding unsecured
                                      Debt of the Company.

    For a more complete description of the terms and definitions used in the foregoing summary, see "Description of Notes--Certain Covenants."

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Notes offered hereby, before deducting expenses payable by the Company, are estimated to be $99 million. The Company intends to use all of the net proceeds to reduce amounts outstanding under its $150 million Credit Facility co-led by The First National Bank of Chicago, which is an affiliate of one of the Underwriters of this Offering, and Lehman Brothers Holdings Inc., which is an affiliate of one of the Underwriters of this Offering, and under which NationsBank, N.A., which is an affiliate of one of the Underwriters of this Offering, is a participating lender. Borrowings under the Credit Facility currently bear interest at LIBOR plus 0.8% for LIBOR borrowings and The First National Bank of Chicago's prime rate for other borrowings, and the Credit Facility matures on October 24, 1999. As of February 28, 1998, the outstanding principal amount under the Credit Facility was $124.5 million.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company on an historical basis as of December 31, 1997 and as adjusted to give effect to the issuance of the Notes in the Offering and the application of the net proceeds from the Offering (assuming net proceeds of $99 million). See "Use of Proceeds." The information set forth in the table should be read in conjunction with the summary selected financial information presented elsewhere in this Prospectus Supplement and the financial statements of the Company and related notes thereto incorporated by reference in the accompanying Prospectus.

                                                                                   HISTORICAL      AS ADJUSTED
                                                                                  ------------     -----------
                                                                                         (IN THOUSANDS)
Debt:
  Line of credit................................................................   $    97,700(1)     $     0
  6 3/4% Senior Notes...........................................................             0        100,000
  Mortgage notes and bonds payable..............................................       161,295        161,295
  Convertible subordinated debentures payable...................................        11,740         11,740
                                                                                  ------------     -----------
    Total debt..................................................................       270,735        273,035
Total shareholders' equity......................................................       388,126        388,126
                                                                                  ------------     -----------
    Total capitalization........................................................   $   658,861        $661,161
                                                                                  ------------     -----------
                                                                                  ------------     -----------

------------------------

(1) On February 28, 1998, the outstanding principal amount under the Credit Facility was $124.5 million.

                        SUMMARY SELECTED FINANCIAL DATA

    The following table sets forth certain summary operating, balance sheet and other data of the Company and should be read in conjunction with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the financial statements of the Company and related notes thereto incorporated by reference in the accompanying Prospectus.

                                                                               YEAR ENDED DECEMBER 31,
                                                                -----------------------------------------------------
                                                                  1997       1996       1995       1994       1993
                                                                ---------  ---------  ---------  ---------  ---------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE AND
                                                                              PROPERTY DATA AND RATIOS)
OPERATING DATA
Revenues......................................................  $  85,958  $  63,330  $  46,952  $  33,633  $   9,068
Expenses:
  Operating expenses (1)......................................    (29,182)   (20,751)   (14,774)   (11,442)    (4,124)
  Depreciation and other amortization.........................    (15,278)   (10,648)    (8,456)    (6,176)    (2,539)
  General and administrative..................................     (3,105)    (2,567)    (2,150)    (1,573)    (3,223)
Interest expense:
  Interest incurred, net......................................    (10,071)    (9,865)   (11,562)   (11,073)    (3,808)
  Amortization of deferred financing costs....................       (800)    (1,127)    (1,150)      (976)      (228)
                                                                ---------  ---------  ---------  ---------  ---------
Operating income..............................................     27,522     18,372      8,860      2,393     (4,854)
Other income (expense) (2)....................................        108       (100)       (16)       (34)       (76)
                                                                ---------  ---------  ---------  ---------  ---------
Income before extraordinary item..............................     27,630     18,272      8,844      2,359     (4,930)
  Extraordinary item, early extinguishment of debt............     --         (3,331)      (632)    --         --
                                                                ---------  ---------  ---------  ---------  ---------
Net income (loss).............................................     27,630     14,941      8,212      2,359     (4,930)
Preferred dividend............................................       (901)      (947)    (1,002)    --         --
Net income (loss) available to common shareholders............     26,729     13,994      7,210      2,359     (4,930)
Per share net income (loss) available to common shareholders before extraordinary item:
    Basic.....................................................       1.43       1.25       0.85       0.41      (3.90)
    Diluted...................................................       1.41       1.22       0.84       0.41      (3.90)
Per share net income (loss) available to common shareholders:
    Basic.....................................................       1.43       1.01       0.78       0.41      (3.90)
    Diluted...................................................       1.41       0.99       0.77       0.41      (3.90)

BALANCE SHEET DATA (END OF PERIOD)
Investment in real estate (before accumulated depreciation and amortization)...............................................  $ 641,646  $ 429,034  $ 317,460  $ 248,281  $ 180,396
Net investment in real estate.................................    597,294    398,828    295,884    234,825    172,946
Total assets..................................................    699,275    451,206    334,866    254,073    190,289
Total debt....................................................    270,768    177,349    145,271    179,492    131,963
Shareholders' equity..........................................    388,126    248,114    168,320     59,016     46,240

OTHER DATA
Funds from Operations (3).....................................  $  42,968  $  30,445  $  20,492  $  13,138  $  (2,110)
EBITDA (4)....................................................     53,779     39,912     30,013     20,584      1,564
Interest coverage (5).........................................        5.9        4.7        3.5        3.1        0.4
Distributions.................................................     32,046     24,065     15,953      8,775      1,295
Return of capital portion of distribution.....................      3,916     12,280      8,554      4,320     --
Number of properties included in operating results (6)........        100         76         69         53         38
Total Debt to Adjusted Total Assets (7).......................       36.4%      36.8%      40.8%      67.1%      66.7%

------------------------------

(1) Operating expenses include real estate taxes, repairs and maintenance, insurance and utilities and exclude interest, depreciation and amortization and general and administrative expenses.

(2) Other expense includes gains and losses on property dispositions in 1997 and 1996, and other miscellaneous operating and non-operating items.

(3) Funds from Operations represents net income (loss), excluding extraordinary items, sales of (or adjustments to basis of) properties plus depreciation and amortization, convertible subordinated debenture interest and amortization of deferred financing costs on convertible subordinated debentures. Dividends on Convertible Preferred Shares for 1996 and 1995 are not excluded from net income as such shares were automatically converted to Class B Common Shares in 1996. Funds from operations is computed as follows:

                                                                                YEAR ENDED DECEMBER 31,
                                                                 -----------------------------------------------------
                                                                   1997       1996       1995       1994       1993
                                                                 ---------  ---------  ---------  ---------  ---------
                                                                                    (IN THOUSANDS)
Net income.....................................................  $  26,729  $  14,941  $   8,212  $   2,359  $  (4,930)
Extraordinary item.............................................     --          3,331        632     --         --
Depreciation and amortization..................................     15,278     10,648      8,456      6,176      2,540
Amortization of deferred financing costs, debentures...........         48         67        135        267         13
Convertible subordinated debenture interest....................        999      1,385      3,057      4,336        267
(Gain) loss on disposition of properties.......................        (86)        73     --         --         --
                                                                 ---------  ---------  ---------  ---------  ---------
Funds from Operations..........................................  $  42,968  $  30,445  $  20,492  $  13,138  $  (2,110)
                                                                 ---------  ---------  ---------  ---------  ---------
                                                                 ---------  ---------  ---------  ---------  ---------

    Management of the Company believes that Funds from Operations is helpful to investors as a measure of the performance of equity REIT shares because, along with cash flows from operating activities, financing activities and investing activities, it provides investors an understanding of the ability of the Company to incur and service debt and to make capital expenditures. Funds from Operations does not represent cash flow from operations as defined by generally accepted accounting principles ("GAAP"), should not be considered by the reader as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity, and is not indicative of cash available to fund all cash flow needs. Investors are cautioned that Funds from Operations, as calculated by the Company, may not be comparable to similarly titled but differently calculated measures for other REITs. The National Association of Real Estate Investment Trusts (NAREIT) defines funds from operations as net income before extraordinary items plus depreciation and amortization less the amortization of deferred financing costs.

(4) Earnings before interest, income taxes, depreciation and amortization. Management believes that EBITDA is helpful to investors as an indication of property operations, because it excludes costs of financing and non-cash depreciation and amortization amounts. EBITDA does not represent cash flows from operations as defined by GAAP, should not be considered by the reader as an alternative to net income as an indicator of the Company's operating performance, and is not indicative of cash available to fund all cash flow needs.

(5) Interest coverage is calculated as EBITDA divided by interest expense adjusted for debenture interest.

(6) The increase in the number of properties in 1993 reflects the disposition of one property and the acquisition of 34 properties in December 1993. The increase in the number of properties in 1994 reflects the acquisition of 15 properties in 1994. The increase in the number of properties in 1995 reflects the acquisition of 16 properties in 1995. The increase in the number of properties in 1996 reflects the acquisition of 14 properties and the disposition of 8 properties throughout 1996; and the increase in the number of properties in 1997 reflects the acquisition of 21 properties, the completion of 6 developments and the disposition of 3 properties throughout 1997. See "Additional Information Regarding Properties."

(7) Adjusted Total Assets means total assets determined in accordance with GAAP plus accumulated depreciation.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL BACKGROUND

    The following is a discussion of the historical operating results of the Company. This discussion should be read in conjunction with the financial statements of the Company and related notes thereto incorporated by reference in the accompanying Prospectus and the information set forth under "Summary Selected Financial Data."

    The results of the Company reflect cumulative significant acquisition, build-to-suit and redevelopment activities. Since 1989, the Company has grown its portfolio of owned properties from 6 properties, with approximately 1.9 million square feet, to 100 properties with approximately 22.6 million square feet as of December 31, 1997. This total excludes properties under development and mortgage investments. Through the issuance of mortgages on properties and build-to-suit projects under development, the Company has a total of 109 property investments, excluding the parking lot, representing approximately 25 million square feet.

    The Company grew its total property investments by 52% in 1997, which includes build-to-suits in progress and mortgage investments. In addition, the Company grew its portfolio of owned properties by 60.3% during the year by concluding twenty-one warehouse/industrial property acquisitions and six warehouse/industrial build-to-suit properties. The Company disposed of two warehouse/industrial properties and one office property in 1997. The Company's total increase in owned warehouse/industrial area, net of dispositions, was 8.5 million square feet.

    Despite its growth in property investments and Funds from Operations during 1997, the Company improved its EBITDA/Debt Service Coverage to 6 to 1. Also, as of December 31, 1997, the Company maintained a conservative Debt to Total Market Capitalization of 25.1%.

    The Company's Consolidated Financial Statements for the year ended December 31, 1997, 1996 and 1995 reflect partial period results for acquisitions, dispositions and expansions made during each respective year. These statements also include the lease-up of previously vacant space, related to the properties owned by the Company as of January 1, 1997, 1996 and 1995, respectively. The Company's 1996 acquisitions included three additional properties and 1997 acquisitions include one additional property previously owned by entities in which certain executive officers of the Company had an interest. These transactions satisfied the Company's investment criteria and were approved by the Company's independent trustees.

    Finally, the historical results of the Company reflect the Company's significant property redevelopment and development activities in which substantial capital costs and related expenses were incurred in advance of receipt of rental income. At December 31, 1997, the Company and its subsidiaries had $26 million invested in build-to-suit projects under development which were not producing income as of the end of the year. Four of the Company's properties preceding the Company's initial public offering in 1993, with a total area of approximately 1.9 million square feet, were property redevelopments. The Company has added nine properties totaling 4.5 million square feet that the Company has redeveloped or is currently holding the property to redevelop. Redevelopments are typically larger properties that are acquired, subdivided and released. During construction, certain costs are capitalized; however, in certain circumstances, such costs are expended after completion but prior to leasing, resulting in a decline in net income.

RESULTS OF OPERATIONS

    COMPARISON OF YEAR ENDED DECEMBER 31, 1997 TO YEAR ENDED DECEMBER 31, 1996

    Total revenues increased by $22.6 million or 35.7% over the same period last year. The revenues of the Company are derived primarily from base rents and additional rents from expense reimbursements, pursuant to the terms of tenant leases for occupied space at the warehouse/industrial properties. Warehouse/industrial properties represented approximately 98% of the gross leasable area of the Company's portfolio as of December 31, 1997.

    Rental revenues increased by $15.4 million in 1997. This was due in part to a full period of income from thirteen warehouse/industrial properties totaling
3.3 million square feet acquired in 1996 net of seven property dispositions. Also, this increase was attributable to twenty-one properties acquired totaling
7.1 million square feet and six build-to-suit properties coming on-line totaling
1.5 million square feet in 1997, net of three property dispositions. The initial annualized minimum net rental income from the 1997 acquisition and completed build-to-suit properties is approximately $25 million.

    In addition, mortgage interest income contributed approximately $632,000 to the increase in revenue. Real estate fee income primarily consisting of fees earned by the Company in connection with its build-to-suit and development activities and third party management fees decreased by $2.0 million. The Company's equity in net income of affiliate increased by $1.1 million due to the affiliate's increase in property and build-to-suit sales. The Company's unconsolidated affiliate, CenterPoint Realty Services, began operations during the third quarter of 1995 and did not recognize income from development activities until 1996.

    On a "same-store" basis (comparing the results of operations, on a cash basis, of the properties owned at December 31, 1996, with the results of operations of the same properties at December 31, 1997), the Company recognized an increase of approximately 6% in net operating income primarily due to lease up of vacant space, rental increases on renewed leases and contractual increases in minimum rent under leases in place.

    Real estate tax expense and property operating and leasing expense increased by $8.4 million, from $20.8 million in 1996 to $29.2 million in 1997. $5.2 million of the increase is due to real estate taxes. The majority of the real estate tax increase, $5.0 million, resulted from 1995 and 1996 acquisitions and the balance, $0.2 million, from net tax increases throughout the portfolio with the largest increase in Cook County, Illinois. Property operating and leasing expenses, including insurance, utilities, repairs and maintenance and property management costs increased at levels comparable to the level of acquisitions. Also, property operating and leasing costs as a percentage of total revenues remained consistent when comparing 1997 to 1996 at approximately 14%.

    Depreciation and other amortization increased by $4.7 million, from $10.6 million in 1996 to $15.3 million in 1997. The increase is due primarily to full period depreciation on acquisitions completed during 1996 and depreciation from dates of acquisition for the 1997 acquisitions and fixed asset additions. General and administrative expenses increased by $0.5 million, from $2.6 million in 1996 to $3.1 million in 1997, due primarily to the growth of the Company.

    Interest incurred increased by approximately $206,000 over last year. Although the acquisition level was higher during 1997, interest expense was held to approximately the same level as 1996 due to the repayment of debt from public offerings of common equity in March and preferred equity in November, 1997, and reduced borrowing rates. Other income (expenses) increased by approximately $208,000 from the same period last year due in part to the gain on disposition of one property totaling approximately $140,000 in 1997. The remaining net increase was the result of losses recorded on the disposition of three properties in 1996.

    As a result of the factors described above, income before extraordinary item increased by $9.3 million from $18.3 million in 1996 to $27.6 million in 1997, an increase of 50.8%. Earnings before interest, income taxes, depreciation and amortization increased by $13.9 million, from $39.9 million in 1996 to $53.8 million in 1997.

    In 1996, the Company incurred an extraordinary loss of $3.3 million representing a write off of unamortized deferred financing costs as a result of the re-financing of its outstanding revenue bonds. In addition, the Company replaced its $92 million secured lines of credit with a $135 million unsecured credit facility at a significant savings in interest. No debt was re-financed in 1997, and the unsecured credit facility was increased to $150 million.

    COMPARISON OF YEAR ENDED DECEMBER 31, 1996 TO YEAR ENDED DECEMBER 31, 1995

    Total revenues in 1996 increased by $16.3 million or 34.9% over 1995. Tenants occupied approximately 95% of the gross leasable area of the Company's portfolio as of December 31, 1996.

    Rental revenues increased by $8.0 million in 1996 primarily because of full period income from sixteen warehouse/industrial properties acquired totaling 2.7 million square feet in 1995 and thirteen warehouse/ industrial properties acquired totaling 3.3 million square feet in 1996 net of seven property disposals. Initial minimum net rental income from the 1996 acquisition properties is approximately $13.1 million. In addition, mortgage interest income from mortgage financing activities, which originated in December, 1995, contributed $1.4 million to the increase in revenue. Real estate fee income primarily consisting of fees earned by the Company in connection with its build-to-suit and development activities and third party management fees increased by $3.7 million. Also, equity in net income of affiliate increased by $1.0 million due to their increased activity in build-to-suit activity. The Company's unconsolidated affiliate, CenterPoint Realty Services, began operations during the third quarter of 1995 and did not recognize income from development activities until 1996.

    On a "same-store" basis (comparing the results of operations, on a cash basis, of the properties owned at December 31, 1995, with the results of operations of the same properties at December 31, 1996), the Company recognized an increase of approximately 4% in net operating income primarily due to lease up of vacant space, rental increases on renewed leases and contractual increases in minimum rent under leases in place.

    Total operating expenses, excluding general and administrative expenses, interest, depreciation and amortization, increased by $6.0 million, from $14.8 million in 1995 to $20.8 million in 1996. $4.1 million of the increase was due to real estate taxes. The majority of the real estate tax increase, $3.3 million, resulted from 1995 and 1996 acquisitions and the balance, $0.8 million, from tax increases throughout the portfolio, with the largest increase in Cook County, Illinois. Property operating and leasing expenses increased at levels comparable to the level of acquisitions.

    Depreciation and other amortization increased by $2.1 million, from $8.5 million in 1995 to $10.6 million in 1996. The increase is due primarily to full period depreciation on acquisitions completed during 1995 and depreciation from dates of acquisition for the 1996 additions. General and administrative expenses increased by $0.4 million, from $2.1 million in 1995 to $2.5 million in 1996, due primarily to the growth of the Company.

    Interest incurred decreased by $1.7 million over the same period in 1995 due in part to the conversion to common stock of $8.9 million of convertible subordinated debentures. Although the acquisition level was higher during 1996, interest expense was held to approximately the same level as 1995 due to the repayment of debt from a public offering that closed in July, 1996, and reduced borrowing rates. Other expenses increased by approximately $84,000 from the same period last year due to the loss on disposition of three properties totaling approximately $72,000.

    As a result of the factors described above, income before extraordinary item increased by $9.5 million from $8.8 million in 1995 to $18.3 million in 1996, an increase of 108.0%. Earnings before interest, income taxes, depreciation and amortization increased by $9.9 million, from $30.0 million in 1995 to $39.9 million in 1996.

    In 1996 and 1995, the Company incurred an extraordinary loss of approximately $3.3 million and approximately $0.6 million, respectively, representing the write-off of unamortized deferred financing costs as a result of the early extinguishment of certain debt obligations resulting from the Company's debt transactions.

LIQUIDITY AND CAPITAL RESOURCES

    Cash flow generated from Company operations has historically been utilized for working capital purposes and distributions, while proceeds from financings and capital raises have been used to fund acquisitions and other capital costs. However, cash flow from operations during 1997 of $39.4 million net of $31.1 million of current year distributions provided $8.3 million of retained capital to fund investment activities. The Company expects retained capital to fund future investment activities.

    Acquisitions, construction in progress on development projects, advances to affiliate, advances on mortgage notes receivable, and improvements and additions to properties of approximately $226.5 million for 1997 were funded with borrowings under the Company's unsecured line of credit totaling $211.7 million, a portion of proceeds from the disposition of real estate of $13.5 million, repayment of mortgage notes receivable of $5.7 million and a portion of the net proceeds from the March 6, 1997 public offering of common shares.

    At December 31, 1997, the Company's debt constituted approximately 25.1% of its fully diluted market capitalization. Also, the Company's coverage ratio remained high at 6 to 1. The Company's fully diluted equity market capitalization was approximately $774 million, and its fully diluted total market capitalization exceeded $1.0 billion. The Company's leverage ratios benefited during 1997 from the conversion of approximately $2.6 million of its 8.22% Convertible Subordinated Debentures, due 2004, to 144,640 common shares.

    At December 31, 1997, the Company had a $150 million unsecured Credit Facility co-led by The First National Bank of Chicago and Lehman Brothers Holdings Inc. with participating banks. As of December 31, 1997, the Company had outstanding borrowings of approximately $97.7 million under the unsecured revolving line of credit (approximately 9.5% of the Company's fully diluted market capitalization), and the Company had remaining availability of approximately $52.3 million under its unsecured line of credit.

    On September 18, 1997, the Company issued $55 million unsecured tax-exempt bonds for the development costs of the Company's O'Hare Express air freight center. With the completion of this issue, 47% of the Company's senior debt (excluding line of credit) was tax exempt as of December 31, 1997, saving approximately 200 basis points on average from comparable taxable financing.

    On March 6, 1997, the Company completed a public offering of 2,250,000 common shares at $31.50 per share under a shelf registration statement. Net proceeds from the offering after the underwriting discounts and other offering costs were approximately $66.8 million. The proceeds of the offering were used to refund approximately $58.2 million outstanding under the Company's line of credit with the balance of $8.6 million to fund investments.

    On November 10, 1997, the Company completed a public offering of 3,000,000 shares of 8.48% preferred at $25 per share under a shelf registration statement. Net proceeds from the offering after underwriting discounts and other offering costs were approximately $71.9 million. The proceeds of the offering were used to refund amounts outstanding under the Company's line of credit.

    In February, 1998, Duff & Phelps Credit Rating Co. joined Moody's Investors Service's January, 1997 evaluation by assigning investment grade rating to the Company's senior unsecured debt and preferred stock issuable under the Company's shelf registration and convertible subordinated notes. Also in 1997, Standard and Poors' assigned an investment grade rating to the Company's senior unsecured debt. These investment grade ratings further enhance the Company's financial flexibility.

    As of December 31, 1997, the Company had approximately $36.5 million in restricted cash, $34.6 million of which was held in a construction escrow for the Company's build-to-suit development at O'Hare Express Center. Most of the remainder of the restricted cash is made up of real estate tax escrows for tenants requiring such escrows under the terms of their leases.

    During 1997, the Company declared and paid distributions on common shares of $27.2 million or $1.68 per share and on class B common shares of $3.9 million or $1.73 per share. Also, in 1997, the Company declared dividends on preferred shares of $1.43 million or $0.477 per share, payable in January 1998. The dividends on preferred shares attributable to 1997 income, which appear on the Company's Consolidated Statements of Operations and Shareholders' Equity were $901 thousand or $0.30 per share. The following factors, among others, will affect the future availability of funds for distribution: (i) scheduled increases in base rents under existing leases and (ii) changes in minimum base rents attributable to replacement of existing leases with new or replacement leases.

    The Company has considered its short-term (one year or less) capital needs, in conjunction with its estimated future cash flow from operations and other expected sources. The Company believes that its ability to fund operating expenses, building improvements, debt service requirements and the minimum distribution required to maintain the Company's REIT qualification under the Internal Revenue Code, will be met by recurring operating and investment revenue and other real estate income.

    Long-term (greater than one year) capital needs for property acquisitions, scheduled debt maturities, major redevelopment projects, expansions, and construction of build-to-suit properties will be supported through draws on the Company's unsecured line of credit, the issuance of long-term unsecured indebtedness and the issuance of equity securities.

INFLATION

    Inflation has not had a significant impact on the Company because of the relatively low inflation rates in the Company's markets of operation. Most of the Company's leases require the tenants to pay their share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing the Company's exposure to increases in costs and operating expenses resulting from inflation. In addition, many of the leases are for remaining terms less than five years which may enable the Company to replace existing leases with new leases at higher base rental rates if rents of existing leases are below the then-existing market rate.

ACCOUNTING PRONOUNCEMENTS

    In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." Both SFAS No. 130 and SFAS No. 131 are effective for financial statements for years beginning after December 15, 1997. SFAS No. 130 requires the reporting of comprehensive income beginning 1998 and SFAS No. 131 establishes standards for publicly-held business enterprises to report information about operating segments in annual financial statements and requires that these enterprises report selected information about operating segments in interim financial reports issued to shareholders. The Company plans to adopt SFAS No. 130 and No. 131 in 1998.

YEAR 2000 COMPLIANCE

    In response to the Year 2000 issue, the Company initiated a project in early 1997 to identify, evaluate and implement a new computerized real estate management system. The Company is addressing the issue through a combination of modifications to existing programs and conversion to Year 2000 compliant software. In addition, the Company is discussing with its tenants, vendors, and other service providers the possibility of any interface difficulties relating to the Year 2000 issue which may effect the Company. If the Company and those it conducts business with do not make modifications or conversions in a timely manner, the Year 2000 issue may have a material adverse affect on the Company's business, financial condition, and results of operations. The total cost associated with the required modifications is not expected to be material to the Company's consolidated results of operations and financial position, and is being expensed as incurred.

                                  THE COMPANY

BUSINESS

    The Company is a self administered and self managed real estate investment trust focused on the acquisition, development, redevelopment, management and ownership of warehouse/industrial property located in Greater Chicago (defined as the area within a 150-mile radius of Chicago, including Milwaukee, Wisconsin and South Bend, Indiana), which, according to a ranking of markets published by Torto Wheaton Research and information published by CB Commercial, totals approximately 1.2 billion square feet, making it the largest warehouse/industrial market in the United States. The Company's investment and management portfolio currently consists of 95 warehouse/industrial properties containing approximately 22.1 million square feet. See "The Company's Warehouse/Industrial Properties." The Company also owns and manages three retail properties, one parking lot and one apartment property, holds mortgages on two warehouse/industrial properties, and is developing eight build-to-suit projects. The Company's total investment and management portfolio, including the non-industrial properties, mortgage investments and build-to-suit projects, is approximately 25 million square feet. Based on published statistics regarding square feet of space owned and managed by other firms and publicly available information filed with the Securities and Exchange Commission, as well as its knowledge and experience in the market, the Company believes it is the largest owner and operator of warehouse/industrial property in Greater Chicago. As of December 31, 1997, the Company's properties were 97% leased, excluding properties which are currently being redeveloped and not leasable. The warehouse/industrial properties are occupied by 178 tenants in diverse industries. No tenant accounts for more than 5% of the Company's total revenues. Substantially all of the Company's properties have been constructed or renovated during the past ten years.

    The Company's principal executive office is located at 401 North Michigan Avenue, 30th Floor, Chicago, Illinois 60611, and its telephone number is (312) 346-5600.

INVESTMENT OBJECTIVES AND BUSINESS POLICIES

    The Company's objective is to maximize shareholder value by pursuing a business strategy focused on investment and ownership of warehouse/industrial properties in Greater Chicago and a growth strategy consisting of (i) intensive management of its existing properties, (ii) the acquisition of existing leased warehouse/industrial properties, build-to-suit projects and properties suitable for redevelopment and (iii) development of buildings for purchase by tenants or institutions generating fee income for the Company.

    BUSINESS STRATEGIES

    WAREHOUSE/INDUSTRIAL PROPERTY. The Company believes that for the following reasons investment in warehouse/industrial property provides the opportunity for attractive returns and stable cash flow:

    - LOW CAPITAL REQUIREMENTS. The cost per square foot of developing warehouse/industrial properties typically ranges between $40-45 per square foot, which is lower than the cost of developing other types of property. From the Company's perspective, this results in less capital committed to any particular property, permitting greater diversification of the Company's risk. In addition, relative to other property types, fewer tenant improvements are required to renew or lease warehouse industrial space, minimizing the level of recurring capital expenditures necessary to sustain rental income.

    - HIGH TENANT RETENTION. Unlike office, retail and multi-family buildings, most warehouse/industrial buildings are occupied by a single tenant. Relocation tends to be costly for tenants of warehouse/ industrial properties because of high tenant investment in production set up expenses, machinery and other site specific improvements (in many cases higher than the landlord's investment). To avoid these costs, tenants typically lease space that exceeds their immediate needs or space in buildings that are readily expandable. Tenant retention and expansion therefore tend to be higher than for other property types.

    - FAVORABLE LEASE TERMS. Warehouse/industrial buildings generally are leased on a "triple net" basis, under which tenants are contractually obligated to pay directly, or reimburse the landlord, for virtually all costs of occupancy, including property taxes, utilities, insurance and maintenance. In addition, the leases generally provide for rent growth through contractual rent increases or increases tied to certain indices such as the Consumer Price Index.

    - SHORT CONSTRUCTION PERIODS. The Company believes that the comparatively short development period for industrial buildings (typically six to nine months) relative to other property types has resulted in less speculative building and, therefore, a supply of industrial property that more closely corresponds to tenant demand. This has kept vacancy levels on average lower than for other property types and has produced greater rental rate stability.

    - LOW COST OF MANAGEMENT. The Company believes that the cost of managing warehouse/industrial property tends to be less than for other property types, because of large average tenant spaces, more limited building and tenant improvements to maintain, and relatively long lease terms.

    - LIMITED INSTITUTIONAL COMPETITION. The Company believes that higher overall investment returns are achievable for warehouse/industrial property than other property types because such assets, typically $3 to $6 million in purchase price, are too small to justify institutional attention. The Company's typical competitor for assets of this size is a sponsor of a single asset partnership that typically has a higher cost of capital and less financial flexibility than the Company.

    GREATER CHICAGO. The Company believes that Greater Chicago offers significant opportunities for investment in and ownership of warehouse/industrial property for the following reasons:

    - ECONOMIC CHARACTERISTICS AND GROWTH. Greater Chicago is the nation's largest warehouse/industrial market, with a diverse tenant base that lessens cyclical risk and a central continental location and transportation infrastructure that support continued growth. Greater Chicago is currently enjoying very favorable trends in growth, business investment, utilization and employment, which have resulted in increased space demand and increasing rents. Although the Company believes it is the largest owner and operator of warehouse/industrial property in Greater Chicago, its properties represented less than 2% of the market (based on square footage) as of December 31, 1997, allowing substantial opportunities for future growth through acquisitions.

    - MANAGEMENT EXPERIENCE. The Company's executive officers and the vice chairman together have over 100 years of combined real estate experience, primarily in warehouse/industrial properties located in Greater Chicago. Since 1977, they have completed approximately 300 industrial or commercial real estate projects aggregating over approximately 30 million square feet. This experience creates numerous opportunities for acquisitions, redevelopments and build-to-suits because of management's long-standing relationships with tenants and brokers within Greater Chicago. Management's market knowledge enables the Company to rapidly evaluate and respond to investment and leasing transactions and to actively create such opportunities.

    - BUSINESS EFFICIENCIES. The Company believes that geographic concentration provides significant business efficiencies. As a large owner of warehouse/industrial property located in most major Greater Chicago submarkets, the Company is able to market multiple locations and buildings and consequently has a competitive advantage in securing leasing opportunities. The Company also believes that operating economies of scale resulting from geographic concentration enhance its ability to offer lower occupancy costs to its tenants. The Company believes that its focus on warehouse/industrial properties in Greater Chicago also enables the expansion of its portfolio without a corresponding increase in general and administrative expense.

    GROWTH STRATEGIES

    INTENSIVE PROPERTY MANAGEMENT. The Company strives to provide the highest possible service to its tenants by addressing its tenants' occupancy needs and meeting their evolving space requirements. The Company seeks to become the "industrial landlord of choice" in the markets it operates. Management believes tenant satisfaction resulting from the Company's "hands on" management approach increases rental revenues by increasing tenant retention, minimizing reletting expense and facilitating rental increases. Management also believes that tenant satisfaction creates profitable expansion and build-to-suit opportunities from existing tenants.

    To develop its tenant franchise, the Company provides a variety of tenant services, including providing high quality, attractive space; promptly and fairly attending to tenant building or billing concerns; obtaining the lowest possible utility, insurance and real estate tax charges; responding rapidly to expansion or space reconfiguration requests; and assisting tenants in meeting their capital equipment needs. The Company views tenant service as a key factor in its business and has established tenant satisfaction as one of its primary corporate goals and a principal measure in the Company's incentive pay program for employees.

    The Company's tenant service strategy benefits from the size and concentration of the Company's real estate holdings in Greater Chicago. As a large owner of warehouse/industrial properties in a single geographic market, the Company believes it can obtain for its tenants the benefits of bulk purchase of goods and services. Management believes that minimizing tenants' occupancy costs builds tenant loyalty and provides the Company with a significant marketing advantage.

    The Company's own staff is responsible for managing the Company's entire real estate portfolio. The Company currently staffs eight management regions, each serving a particular segment of Greater Chicago, and each staffed with a team consisting of a regional manager, an assistant manager and accounting support personnel. Each team is responsible for all aspects of the management and leasing of its assigned properties. The Company intends to establish additional regional offices as the size of its portfolio increases.

    To motivate employees to provide the highest level of tenant service, the Company has established a pay-for-performance compensation plan under which the incentive pay of each participating employee depends in part on the results of an annual tenant satisfaction survey administered by the Company's independent directors. Employee incentive pay is also dependent on the achievement of targeted portfolio occupancy and targeted per share funds from operations, each of which the Company believes is enhanced by tenant service.

    VALUE-ADDED INVESTMENTS. The Company seeks to acquire warehouse/industrial properties that have an initial cash yield greater than the Company's cost of capital (currently estimated to be less than 10%), that offer the best opportunity for cash flow growth and that meet the Company's investment criteria. The Company focuses on three types of transactions to which it can add value through the application of its development, management, construction, marketing and financial expertise. These transactions include the acquisition of: (i) existing leased properties, (ii) build-to-suit projects and (iii) older, economically viable properties that can be redeveloped. See "The Company's Warehouse/Industrial Properties."

    - EXISTING LEASED PROPERTIES. The Company focuses primarily on warehouse/industrial properties and build-to-suits with purchase prices ranging between $3 million and $6 million, which management believes are too small to be efficiently acquired on an individual basis by most institutions. As a public company with significant access to capital, including the Credit Facility, the Company believes that it will continue to be able to take advantage of numerous acquisition opportunities in this price range.

    - BUILD-TO-SUIT PROPERTIES. In a build-to-suit transaction, the Company typically enters into a fixed-price forward purchase commitment for a property that has been substantially preleased to a single tenant, thereby eliminating the construction and leasing risk generally associated with speculative building. Although tenants are involved in site selection and design decisions, it is management's policy to acquire buildings readily adaptable to a variety of tenants and alternative uses. The Company has achieved and expects to continue to achieve favorable yields from build-to-suit transactions because of the Company's active involvement in the creation and financing of these projects.

    - REDEVELOPMENT PROPERTIES. The Company seeks to acquire certain warehouse/industrial properties for redevelopment, subdivision and re-leasing. Such properties are generally larger than the leased properties and build-to-suits acquired by the Company and typically involve significant reconfiguration and redevelopment expense prior to re-leasing. Competition for these properties is limited because, in management's experience, institutional investors generally lack redevelopment capability and prefer to invest in new leased product and because smaller privately held firms typically lack the capital necessary to engage in redevelopments. Management intends to acquire for redevelopment only properties with sufficient existing cash flow or expected cash flow from pre-leasing to cover the capital cost of the Company's initial investment. Redevelopment projects will be acquired only if the Company determines that underlying tenant demand exists to complete the leasing of any vacant space at favorable rates, that a substantial rent advantage can be secured through lower property acquisition cost and that the anticipated increase in Company cash flow justifies associated project risks.

    - REDEPLOYMENT OF CAPITAL. The Company seeks, where possible, to sell properties in transactions intended to qualify as tax-free exchanges under applicable provisions of the Internal Revenue Code and redeploy the proceeds of such sales in properties with higher yielding opportunities where the Company believes significant value can be added.

    The Company has developed the following investment criteria which it has determined are important to maximize its return on investment:

    - ADAPTABLE STRUCTURE AND CONFIGURATION. To maximize occupancy and minimize reletting expense and portfolio vacancy, the Company seeks "generic" properties or properties that have flexible floor plans amenable to inexpensive subdivision and adaptable to a wide variety of industrial or warehouse uses. A building should typically be single-story, with a ceiling height of at least 18 feet (measured from the floor to the lowest point of the horizontal roof supports). The building must be structurally sound, capable of bearing heavy floor loads and readily divisible for use by multiple tenants. Generally, less than 10% of the building's gross leasable area should be devoted to office or similar uses. The Company generally does not intend to invest in tenant-specific improvements not usable by other potential tenants, and it generally does not intend to acquire limited or special use properties, such as those devoted to research and development, heavy manufacturing processes or retail warehouse outlets.

    - LOCATION AND TRANSPORTATION ACCESS. To be acceptable to diverse tenants, a property should be located in a well-maintained industrial park or area zoned for industrial uses and be in close proximity to easily accessible interstate highway interchanges. The building itself should have adequate loading docks and be sited to permit truck access and circulation. Rail service is also desirable.

    - ENVIRONMENTAL AND ZONING COMPLIANCE. A property must be in compliance with applicable environmental regulations, must not present material financial risk to the Company due to potential remediation costs associated with prior or ongoing practices or environmental conditions at the property, and must not be likely to be threatened by ascertainable material environmental hazards emanating from surrounding properties. The intended use of the property must also be in compliance with all applicable zoning, fire and business ordinances.

    - EXPANSION POTENTIAL. A property should have available additional land to permit expansion by existing tenants.

    - TENANT CREDIT. A property should be leased to one or more well-managed, creditworthy tenants that are capable of meeting their rent and other lease obligations. A tenant's operations must be environmentally sound and must not damage the property or impair reletting. The tenant's business should also be consistent with the Company's tenant diversification goals.

    - LEASE CHARACTERISTICS. Existing or anticipated leases should provide for
      (i) rents consistent with the rents paid by comparable tenants in similar facilities in the same submarkets; (ii) the pass through to tenants of all operating, maintenance, tax and administrative costs and increases in such costs; (iii) rent indexation or fixed rental increases that equal or exceed management's expectation for inflation; and (iv) a term consistent with the amount of the Company's investment in the property and compatible with the Company's overall lease expiration schedule.

    OTHER TENANT SERVICES. The Company, through its unconsolidated subsidiary, CenterPoint Realty Services, also seeks to provide value-added services by the development of assets for purchase and by making various commodities and services available to tenants.

    The Company develops assets for purchase by tenants and institutions for which the Company earns fees. Typically, these transactions have yields below the Company's investment return hurdle, but offer substantial profit opportunities relative to the level of required capital and management time. The Company is afforded these opportunities as a consequence of the size of its existing portfolio and its market penetration. The Company's fee development business has been, and is expected to continue to be, a recurring source of revenue.

    In addition, the Company continues to explore various avenues to provide tenants with additional services, including providing equipment leasing services through joint ventures with capital equipment providers, obtaining cooperative energy purchases for tenants and making other commodities and services available to tenants. By providing value-added services to its tenants, the Company enhances its brand name and further develops its franchise.

THE COMPANY'S MARKET AREA: GREATER CHICAGO

    The Company's target market is Greater Chicago (the region within a 150-mile radius of the City of Chicago, including Milwaukee, Wisconsin and South Bend, Indiana), although the Company may in certain instances consider the development of warehouse/industrial properties in other areas (for example, a readily salable building, fully leased to a creditworthy tenant). Greater Chicago lies at the center of one of the nation's principal population and production regions and, as a consequence, has become a major warehouse/industrial market. Management believes that the size, location, transportation and demographic advantages, tenant diversity, favorable growth trends and real estate market conditions of its target market will support continued leasing and acquisition activity, enhancing the Company's growth in per share distributable cash flow.

    Besides market activity from in-migration and firm expansion, a consistently high level of industrial real estate activity results from the changing space needs of individual industries and because different industries move in different cycles. The Greater Chicago region's continuous activity enables the Company to produce consistently high cash flow because the Company invests in and operates "generic" real estate, suitable for multiple industries, and the Company is highly skilled in "value-added" investing, acquiring and re-adapting space for disparate uses.

    LOCATION, TRANSPORTATION AND DEMOGRAPHIC ADVANTAGES

    Greater Chicago encompasses over 1.2 billion square feet of warehouse/industrial property, making the area the largest warehouse/industrial market in the United States. The Greater Chicago market is comprised of 19 discreet geographic submarkets, many of which would independently rank among the nation's largest (Source: Torto Wheaton Research) and in most of which the Company owns warehouse/ industrial properties. The area has achieved its prominence as a manufacturing and distribution center as a result of its central continental location and extensive air, roadway, rail and water transportation infrastructure connecting the Greater Chicago area with a contiguous 13-state region consisting of Illinois, Wisconsin, Michigan, Ohio, Pennsylvania, West Virginia, Tennessee, Kentucky, Indiana, Missouri, Iowa, Nebraska and Minnesota.

    The latest census report issued by the United States Department of Commerce reported that this 13-state region accounted for $1.6 trillion in gross product (representing approximately one-third of the nation's economic activity), produced by 1.8 million industrial and commercial firms serving a residential population of approximately 78 million residents. Published census data indicate that Greater Chicago is the dominant economic, work and population center of this region as the home to over eight million residents and over 59,000 diverse industrial and commercial firms. The diversity of Greater Chicago business provides the Company the opportunity to capitalize on different trends affecting real estate demand and usage by different manufacturers and wholesalers. The diversity of business also reduces the Company's exposure to changes in the fortunes of any single type of business.

    ECONOMIC AND EMPLOYMENT TRENDS

    Current manufacturing, productivity, business investment, capacity utilization, and employment trends in the Midwest region of the U.S. and in Greater Chicago are positive. The Midwest Manufacturing Index for the Midwest region, as published by the Federal Reserve Bank of Chicago, has been steadily expanding since 1991. The Midwest region has also recorded increases in manufacturing and wholesale employment and has exceeded the rates of growth of the United States as a whole. Management believes that these trends are favorable indicators of growth in the warehouse/industrial property market. The Greater Chicago area is the largest job market in the nation.

    WAREHOUSE/INDUSTRIAL DEMAND AND SUPPLY

    Historically, occupancy rates in Greater Chicago have demonstrated a high degree of stability. Over the last seventeen years, occupancy rates for the Greater Chicago region have exceeded the national average by 1.45%, with an average occupancy rate of nearly 94% (Source: CBC/Torto Wheaton Research). The region's annual absorption from 1994 to 1997 averaged approximately 40 million square feet (Source: CB Commercial).

    During 1997, Greater Chicago's industrial property market added 13.1 million square feet, and gross regional absorption was approximately 45 million square feet. According to CB Commercial, in the fourth quarter of 1997 the overall nominal industrial vacancy rate in the Greater Chicago area was 6.9%, an increase of 30 basis points from the third quarter. However, the effective vacancy rate (net of obsolete and environmentally tainted properties) remained less than 5% overall. This increase in vacancy was primarily due to speculative construction in two Illinois submarkets which the Company has consistently avoided based on its prediction of a demand/supply imbalance in those submarkets.

ACQUISITIONS AND DISPOSITIONS IN 1997

    During 1997, the Company acquired or completed development of 27 warehouse/industrial properties totaling 8.7 million square feet at a total cost of approximately $190.6 million, including the acquisition of a 1.75 million square foot facility in McCook, Illinois from General Motors, the largest single acquisition in the history of the Chicago industrial property market, a 1.1 million square foot facility in Aurora, Illinois, an 888,335 square foot facility in Elk Grove, Village, Illinois and an 812,000 square foot build-to-suit warehouse in Granite City, Illinois for the Dial Corporation, the largest development of any type begun in the State of Illinois in 1997. See "The Company's Warehouse/Industrial Properties." Also in 1997, the Company disposed of two warehouse/industrial properties and one office building totaling approximately 201,318 square feet for approximately $12.6 million.

RECENT DEVELOPMENTS

    Since December 31, 1997, the Company disposed of three industrial properties for an aggregate sales price of $28.2 million. All of the properties sold qualified for treatment as a tax free exchange under the Internal Revenue Code. With a portion of the proceeds, the Company purchased two industrial properties for an aggregate purchase price of $6.9 million. Also in March, 1998, the Company received proceeds from the repayment of two mortgages outstanding totaling $11.4 million due to the sale of the underlying properties.

    On March 30, 1998, the Company completed the public offering of 370,371 Common Shares at a price of $32.0625 per share under a shelf registration statement declared effective on October 23, 1997. Net proceeds from the offering after underwriting discounts were approximately $11.9 million. The underwriter, EVEREN Securities, Inc., sold the Common Shares to a newly-formed unit investment trust. Proceeds from the offering were used by the Company to repay a portion of amounts outstanding under the Company's unsecured revolving line of credit co-led by The First National Bank of Chicago and Lehman Brothers Holdings Inc.

                 THE COMPANY'S WAREHOUSE/INDUSTRIAL PROPERTIES

    The Company's investment portfolio of warehouse/industrial properties consists of 95 properties totaling approximately 22.1 million square feet. During 1997, the Company acquired 21 fully-leased warehouse/industrial properties and completed the construction of 6 fully leased warehouse/industrial build-to-suit properties with a total area of approximately 8.7 million square feet, and the Company disposed of 2 warehouse/industrial properties with a total area of approximately 43,500 square feet.

    LOCATION. The Company's current properties are well located, with convenient access to area interstate highway, rail, and air transportation. The properties are in good physical condition, most of them having been built or substantially renovated within the last 10 years.

    BUILDING CHARACTERISTICS. Most of the space in the warehouse/industrial properties currently owned by the Company or under contract has been designed for warehousing and distribution. The remainder of the space is comprised of light manufacturing space. A number of the industrial properties include both distribution and light manufacturing space so as to provide tenants with increased flexibility. The Company's largest industrial property contains approximately 1,700,000 rentable square feet in a single-tenant warehousing and manufacturing property, available for redevelopment into a multi-tenant warehouse/industrial complex. The Company's present warehouse/industrial properties have an average project size of approximately 232,123 square feet, and, on average, a tenant at an industrial property occupies approximately 319,000 rentable square feet. Although a number of the industrial properties are single-tenant build-to-suit facilities, all are designed to be divisible and to be leased by multiple tenants. The Company has had substantial experience in subdividing older space for new tenants.

    The Company's present warehousing and distribution properties, as well as warehousing and distribution properties under contract, are designed for bulk storage of materials and manufactured goods in buildings with interior heights typically of 22 feet or more. All of the warehousing and distribution properties have dock facilities for trucks as well as grade level loading for lighter vehicles and vans. Typically, the distribution buildings are used for storage and contain a minimal amount of office space.

    LEASE CHARACTERISTICS. The Company believes that the lease agreements for its warehouse/industrial properties, which in most cases provide for scheduled or indexed increases in rent, as well as the strengthening economy, will provide opportunities for rental growth. The Company, in substantially all cases, passes operating expenses and real estate tax increases on to tenants. The leases for the warehouse/ industrial properties currently owned by the Company have terms between one and 5 years, with a weighted average remaining term, based on square footage, of approximately 4.14 years as of December 31, 1997.

    TENANT DIVERSITY. The composition of tenants in the warehouse/industrial properties currently owned by the Company reflects the commercial diversity of businesses operating in Greater Chicago. At December 31, 1997, no single industry, other than Wholesale Trade--Durable Goods and Trucking/ Warehousing, accounted for more than 10.8% of the leased space in the warehouse/industrial properties currently owned by the Company. Wholesale Trade--Durable Goods and Trucking/Warehousing, which encompass a wide variety of industries, accounted for 27.2% of the leased space in the warehouse/ industrial properties currently owned by the Company at December 31, 1997, and the five largest industries, other than Wholesale Trade--Durable Goods and Trucking/Warehousing, represented by tenants accounted collectively for only 35.6% of such space. In addition, no single tenant comprised more than 5% of the Company's total revenues as of December 31, 1997.

    OTHER INFORMATION REGARDING WAREHOUSE/INDUSTRIAL PROPERTIES. The following table sets forth certain information regarding the Company's portfolio of warehouse/industrial properties, separately identifying 1997 investments of the
Company:

                          CENTERPOINT PROPERTIES TRUST
                                PROPERTY SUMMARY
                            AS OF DECEMBER 31, 1997

                                            YEAR                                 PERCENT OF
                                            BLT/    ANNUALIZED                   GLA LEASED
                                            LAST     BASE RENT      GLA SQ.         AS OF       NO. OF    PROPERTY
1997 INVESTMENTS                          REHAB(1)    REVENUE       FT.(2)        12/31/97     TENANTS    TYPE(3)
----------------------------------------  --------  -----------  -------------   -----------   --------   --------
LAKE COUNTY
3145 Central Avenue, Waukegan, IL.......    1958    $   990,000     300,000          100%          2        ACQ

N.E. COOK COUNTY
5700 West Touhy Avenue, Niles, IL.......    1948              0     910,760          100%          1        RDV

CHICAGO O'HARE AREA
O'Hare Express--Phase A-2, Chicago,
  IL....................................    1997      1,070,090     120,971          100%          2        BTS
O'Hare Express--Phase B-1, Chicago,
  IL....................................    1997      2,068,590     171,685          100%          1        BTS
110-190 Old Higgins Road, Des Plaines,
  IL....................................    1980      1,256,784     120,292          100%          9        ACQ
1796 Sherwin, Des Plaines, IL...........    1964        600,211      95,220          100%          2        ACQ
2525 Busse Road, Elk Grove Village,
  IL....................................    1975      2,817,353     888,335          100%          5        ACQ
2701-2781 Busse Road, Elk Grove Village,
  IL....................................    1997      1,180,716     251,076          100%          2        BTS
2801-2881 Busse Road, Elk Grove Village,
  IL....................................    1997      1,112,802     251,076          100%          2        BTS
1951 Landmeier, Elk Grove Village, IL...    1967        203,880      41,976          100%          2        ACQ

WEST SUBURBS
2901 Centre Circle, Downers Grove,
  IL(5).................................    1979        148,764      21,056          100%          1        ACQ

FAR WEST SUBURBS
1 Allsteel Drive, Aurora, IL(5).........    1960      2,729,435   1,008,120          100%          2        ACQ
2727 West Diehl Road, Naperville, IL....    1997      1,836,240     440,343          100%          1        BTS
2885 West Diehl Road, Naperville, IL....    1997      1,145,928     301,560          100%          1        BTS

SOUTHWEST SUBURBS
7447 South Central Avenue, Bedford Park,
  IL(4).................................    1975        275,842     118,218          100%          1        ACQ
7400 S. Narragansett Ave, Bedford Park,
  IL(4).................................    1976        515,424     174,720          100%          1        ACQ
6751-55 South Sayre Avenue, Bedford
  Park, IL..............................    1974        746,378     242,690          100%          2        ACQ
7525 South Sayre, Bedford Park, IL......    1981        386,577     123,178          100%          2        ACQ
6464 West 51st Street, Forest View,
  IL....................................    1973        736,040     208,713          100%          4        ACQ
6500 West 51st Street, Forest View,
  IL....................................    1975        500,297     185,295          100%          1        ACQ
9301 W. 55th Street, McCook, IL(4)......    1979      1,620,000   1,700,000          100%          1        RDV

FAR S.W. SUBURBS
2301 North Route 30, Plainfield, IL.....    1972        815,625     282,679          100%          1        ACQ
1355 Enterprise Drive, Romeoville,
  IL(4).................................    1980        354,123     122,100          100%          1        ACQ

CHICAGO SOUTH
3133 East 106th, Chicago, IL(4).........    1971        300,285      80,076          100%          1        ACQ

MILWAUKEE COUNTY
1475 S. 101st, West Allis, WI...........    1969        188,832      46,973          100%          1        ACQ
2003-2201 S. 114th Street, West Allis,
  WI....................................    1965        628,380     243,350          100%          2        ACQ

RACINE COUNTY
1333 Grandview Drive, Yorkville, WI.....    1994        796,572     210,000          100%          1        ACQ
                                                    -----------  -------------

SUBTOTAL................................             25,025,168   8,660,462
                                                    -----------  -------------

AVERAGE.................................                            320,758(7)
                                                                 -------------

                                                                                  PERCENT OF
                                          YEAR BLT/  ANNUALIZED                   GLA LEASED
                                            LAST      BASE RENT      GLA SQ.         AS OF      NO. OF    PROPERTY
PREVIOUSLY OWNED PROPERTIES               REHAB(1)     REVENUE       FT.(2)        12/31/97     TENANTS    TYPE(3)
----------------------------------------  ---------  -----------  -------------   -----------   -------   ---------
LAKE COUNTY
911 Commerce, Buffalo Grove, IL(4)......    1993     $   703,636        118,009       100%          2        ACQ
1800 Industrial Drive, Libertyville,
  IL....................................   1992/94     1,079,292        175,196       100%          1        ACQ
1810-1820 Industrial Drive,
  Libertyville, IL......................    1977         256,700         85,000       100%          1        ACQ
1 Wildlife Way, Long Grove, IL..........    1994         665,068         54,100       100%          1        RDV
620-630 Butterfield Road, Mundelein,
  IL....................................    1990         297,680         24,237        90%          1        BTS
1700 Butterfield Road, Mundelein, IL....    1976         229,750         60,000       100%          1        ACQ
950-970 Tower Road, Mundelein, IL.......  1979/1990       90,861         38,359       100%          3        BTS
2339-41 Ernie Krueger Court, Waukegan,
  IL....................................  1990/1993      223,245         54,450       100%          1        BTS
1300 Northpoint Road, Waukegan, IL......    1994         310,409         65,000       100%          1        ACQ

N.E. COOK COUNTY
5990 Touhy Avenue, Niles, IL............  1960/1993    1,502,864        295,964       100%          3        RDV

N.W. COOK COUNTY
1500 W. Dundee Road , Arlington Heights,
  IL(4).................................    1969       1,463,525        500,000       100%          2        ACQ
900 W. University Drive, Arlington
  Heights, IL...........................    1974         501,083         86,254       100%          1        ACQ
1015 East State Parkway, Schaumburg,
  IL....................................    1980         132,330         19,576         0%          0        ACQ

N. KANE COUNTY
825 Tollgate Road, Elgin, IL............    1989         424,988         83,122       100%          2        ACQ

CHICAGO O'HARE AREA
745 Birginal Road, Bensenlle, IL........    1974         378,875        113,266         0%          0        ACQ
2743 Armstrong Court, Des Plaines, IL...    1989         314,178         53,325         0%          0        BTS
850 Arthur Avenue Elk Grove Village,
  IL(6).................................  1971/1973      250,717         42,490       100%          1        ACQ
1400 Busse Road Elk Grove Village, IL...    1975         347,038        148,436        90%         10        ACQ
800 Chase Avenue Elk Grove Village,
  IL(4).................................    1972       1,182,792        341,848         0%          0        ACQ
1100 Chase Avenue Elk Grove Village,
  IL(5).................................  1980/1996      176,618         41,651       100%          1        ACQ
2600 Elmhurst Road Elk Grove Village,
  IL....................................    1995         521,170        105,000       100%          1        BTS
875 Fargo Avenue Elk Grove Village,
  IL....................................    1980         345,946         82,368       100%          1        ACQ
1850 Greenleaf Elk Grove Village, IL....    1965         233,280         58,627       100%          1        ACQ
1201 Lunt Avenue Elk Grove Village,
  IL....................................    1971          47,820          7,380       100%          1        ACQ
1501 Pratt Avenue Elk Grove Village,
  IL....................................    1973         600,573        151,900       100%          2        ACQ
1520 Pratt Avenue Elk Grove Village,
  IL....................................    1968         243,148         62,546       100%          1        ACQ
10601 Seymour Avenue, Franklin Park,
  IL(4).................................  1963/1970            0        677,000         0%          0      ACQ/RDV
2553 North Edgington, Franklin Park,
  IL....................................  1967/1995    1,376,770        274,303       100%          4        ACQ
10740 W. Grand Avenue, Franklin Park,
  IL(5).................................  1965/1971      247,175         66,000       100%          1        ACQ
1800 Bruning Drive, Itasca, IL..........  1975/1978    1,115,617        202,000       100%          1        ACQ
245 Beinoris Drive, Wood Dale, IL.......  1988/1993       85,776         11,989       100%          1      BTS/RDV

CHICAGO NORTH
4501 W. Augusta Boulevard, Chicago,
  IL....................................  1942/1989      748,070        432,661        95%          7        RDV

N.W. SUBURBS
400 North Wolf Road, Northlake, IL......  1956/1997    4,319,091      1,527,593       100%          4        ACQ

CENTRAL KANE/N. DUPAGE
425 South 37th Avenue, St. Charles,
  IL(5).................................    1975         399,309        103,106       100%          1        ACQ
1250 Carolina Drive, W. Chicago, IL.....    1988         572,325        150,000       100%          2        BTS
1645 Downs Drive, W. Chicago, IL........    1975         361,008        129,390       100%          1        ACQ
1733 Downs Drive, W. Chicago, IL........    1975         363,816        145,528       100%          1        ACQ
825-845 Hawthorne Lane, W. Chicago,
  IL(4).................................    1974         639,499        158,772        83%          3        ACQ
1700 West Hawthorne, W. Chicago,
  IL(4).................................  1959/1969    1,381,800        735,196       100%          1        ACQ

FAR WEST SUBURBS
800 Enterprise Court, Naperville, IL....    1985         183,666         34,984       100%          1        ACQ
720 Frontenac, Naperville, IL...........    1991         537,560        171,935       100%          2        ACQ
820 Frontenac, Naperville, IL...........    1988         645,137        153,604       100%          1        ACQ
920 Frontenac, Naperville, IL...........    1987         402,829        121,200       100%          1        ACQ
1020 Frontenac, Naperville, IL..........    1980         441,750         99,684       100%          1        ACQ
1120 Frontenac, Naperville, IL..........  1980/1994      543,639        153,902       100%          1        ACQ
1510 Frontenac, Naperville, IL..........    1986         281,331        104,886       100%          1        ACQ

                                                                                  PERCENT OF
                                          YEAR BLT/  ANNUALIZED                   GLA LEASED
                                            LAST      BASE RENT      GLA SQ.         AS OF      NO. OF    PROPERTY
PREVIOUSLY OWNED PROPERTIES               REHAB(1)     REVENUE       FT.(2)        12/31/97     TENANTS    TYPE(3)
----------------------------------------  ---------  -----------  -------------   -----------   -------   ---------
1560 Frontenac, Naperville, IL..........    1987     $   298,280         85,608       100%          2        ACQ
1651 Frontenac, Naperville, IL..........    1978         120,135         30,414       100%          1        ACQ
2764 Golfview, Naperville, IL...........    1985          99,420         20,022       100%          1        ACQ
1500 Shore Drive, Naperville, IL........    1985         165,932         43,230       100%          2        ACQ
1150 Shore Road, Naperville, IL.........    1985         174,888         30,184       100%          1        ACQ

SOUTHWEST SUBURBS
6600 River Road, Hodgkins, IL...........    1968       1,398,000        630,410       100%          1        ACQ

FAR S.W. SUBURBS
16400 West 103rd Street , Lemont,
  IL(5).................................  1983/1995      278,939         63,612       100%          1        ACQ
1319 Marquette Drive, Romeoville, IL....    1990         392,206         36,349       100%          1        BTS
7001 Adams Street, Willowbrook, IL......    1994         192,716         25,324       100%          1        BTS

CHICAGO SOUTH
4400 South Kolmar, Chicago, IL(4).......    1966         438,840         92,000       100%          1        ACQ
900 East 103rd Street, Chicago, IL......  1910/1990    1,967,449        575,462       100%          3        RDV
750 East 110th Street, Chicago, IL......    1966         237,972         71,510       100%          1      ACQ/RDV

SOUTH SUBURBS
11601 S. Central Avenue, Alsip, IL......    1970         894,834        259,000       100%          1        ACQ
11701 South Central Avenue, Alsip, IL...    1970         870,000        297,207       100%          1        ACQ
5619-25 West 115th Street, Alsip, IL....    1974       1,847,819        396,979        98%          5        RDV
21399 Torrence Avenue, Sauk Village,
  IL....................................    1987         745,164        372,835       100%          1        ACQ

N.W. INDIANA
425 West 151st Street, East Chicago,
  IL....................................  1913/1991    1,328,038        349,236        97%          9        RDV
201 Mississippi Street, Gary, IN........  1945/1988    3,651,848      1,052,173        97%         15        RDV
1827 North Bendix Drive , South Bend,
  IN(4).................................  1964/1990      554,580        199,730       100%          1        ACQ

MILWAUKEE COUNTY
7501 North 81st Street, Milwaukee, WI...    1987         576,000        183,958       100%          1        ACQ

KENOSHA COUNTY
8200 100th Stree, Pleasant Prairie,
  WI....................................    1990         568,361        148,472       100%          1        ACQ
8901 102nd Street, Pleasant Prairie,
  WI....................................    1990         643,018        105,637       100%          1        ACQ
                                                     -----------  -------------
SUBTOTAL................................              44,614,193     13,391,189
                                                                  -------------
AVERAGE.................................                                196,929(7)
                                                                  -------------
GRAND TOTAL ALL WAREHOUSE/INDUSTRIAL
  PROPERTIES............................             $69,639,361     22,051,651                   178
                                                     -----------  -------------
                                                     -----------  -------------
AVERAGE ALL WAREHOUSE/INDUSTRIAL
  PROPERTIES............................                                232,123(7)      94%
                                                                  -------------
                                                                  -------------
GRAND TOTAL ALL WAREHOUSE/INDUSTRIAL
  PROPERTIES EXCLUDING REDEVELOPMENTS AT
  12/31/97..............................             $69,639,361     20,463,891        97%
                                                     -----------  -------------
                                                     -----------  -------------
AVERAGE ALL WAREHOUSE/INDUSTRIAL
  PROPERTIES............................                                220,042(7)
                                                                  -------------
                                                                  -------------

------------------------------

(1) First date of original construction; second date is year of last redevelopment and/or expansion. If only one date appears, it is the acquisition date; the property has not been redeveloped or expanded.

(2) GLA means gross leasable area.

(3) ACQ refers to an existing leased property acquired by the Company, BTS refers to a build-to-suit property and RDV refers to a redevelopment property. Two of the redevelopment properties, 5700 Touhy Avenue, Niles, Illinois and 10601 Seymour Avenue, Elk Grove Village, Illinois, were under redevelopment construction and not leasable as of December 31, 1997.

(4) Properties purchased through a sale-leaseback to the previous owner have no operating history relevant to third party usage.

(5) Properties purchased from an owner occupant have no prior operating history relevant to third party usage.

(6) The seller of this property holds a note payable by the Company in the principal amount of $575,000 and secured by this property.

(7) Average size equals total GLA divided by the number of properties.

LEASE EXPIRATIONS

    The following table shows as of December 31, 1997 scheduled lease expirations for the Company's warehouse/industrial properties commencing January 1, 1998 and for the next ten years, assuming that no tenants exercise renewal options:

                                                                                  AVERAGE     % OF TOTAL
                                                                                 BASE RENT    PROPERTIES      % OF 1997
                                                       GLA OF     ANNUALIZED    PER SQ. FT.       GLA         BASE RENT
                                                      EXPIRING     BASE RENT       UNDER      REPRESENTED    REPRESENTED
                                      NO. OF LEASES    LEASES      EXPIRING      EXPIRING     BY EXPIRING    BY EXPIRING
YEAR ENDING DECEMBER 31                 EXPIRING     (SQ. FT.)      LEASES        LEASES        LEASES         LEASES
------------------------------------  -------------  ----------  -------------  -----------  -------------  -------------
1998................................           37     2,899,866  $  10,507,956   $    3.62         15.52%         18.27%
1999................................           30     3,927,435      9,018,461        2.30         21.01%         15.68%
2000................................           29     2,289,947      9,132,094        3.99         12.25%         15.88%
2001................................           16     1,328,270      5,539,526        4.17          7.11%          9.63%
2002................................           18     2,293,479      7,152,093        3.12         12.27%         12.43%
2003................................           10       555,538      2,821,050        5.08          2.97%          4.90%
2004................................           10     1,851,202      7,484,499        4.04          9.90%         13.01%
2005................................            6       945,726      3,408,648        3.60          5.06%          5.93%
2006................................            5     1,186,602      5,974,005        5.03          6.35%         10.39%
2007................................            7     1,065,987      7,064,402        6.63          5.70%         12.28%

                           FORWARD-LOOKING STATEMENTS

    The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Prospectus Supplement, the accompanying Prospectus and other materials filed or to be filed by the Company with the Commission and incorporated by reference into the accompanying Prospectus contain or will contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements include information relating to property acquisitions and other business development activities, future capital expenditures, financing sources and availability and the effects of regulations (including environmental regulation) and competition. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements contained in this Prospectus Supplement or the accompanying Prospectus or incorporated by reference in such Prospectus. These risks and uncertainties include, but are not limited to, uncertainties affecting real estate businesses generally (such as entry into new leases, renewals of leases and dependence on tenants' business operations), risks relating to acquisition, construction and development activities, possible environmental liabilities, risks relating to leverage, debt service and obligations with respect to the payment of dividends (including availability of financing terms acceptable to the Company and sensitivity of the Company's operations to fluctuations in interest rates), the potential need to use borrowings to make distributions necessary for the Company to qualify as a REIT or to fund the payment of interest and principal on the Notes, dependence on the primary market in which the Company's properties are located, the existence of complex regulations relating to the Company's status as a REIT and the potential adverse impact of market interest rates on the cost of borrowings by the Company and on the market price for the Company's securities.

                            DESCRIPTION OF THE NOTES

GENERAL

    The following description of the specific terms of the Notes supplements the description of the general terms and provisions of Debt Securities set forth in the accompanying Prospectus under the caption "Description of Debt Securities."

    The Notes constitute a separate series of debt securities (which are more fully described in the accompanying Prospectus), to be issued pursuant to an indenture to be dated as of April 7, 1998 (the "Base Indenture"), between the Company and U.S. Bank Trust National Association, as trustee (the "Trustee"), and a Supplemental Indenture thereto to be dated as of April 7, 1998, between the Company and the Trustee (the "Supplemental Indenture" and, together with the Base Indenture, the "Indenture"). The Notes will be limited to an aggregate principal amount of $100 million. The terms of the Notes include those provisions contained in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms, and holders of Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to and qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. Except as otherwise indicated, section references are to sections of the Indenture.

    The Notes will be direct, unsecured recourse obligations of the Company and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company from time to time outstanding, including $97.7 million outstanding as of December 31, 1997 under the Company's $150 million unsecured revolving credit facility co-led by The First National Bank of Chicago and Lehman Brothers Holdings Inc. (the "Credit Facility"). The Notes will be effectively subordinated to the claims of mortgage lenders holding secured indebtedness of the Company, as to the specific property securing each such lender's mortgage. As of December 31, 1997, the aggregate principal amount of secured indebtedness was approximately $161.3 million. The Notes will be senior to approximately $11.7 million principal amount of unsecured subordinated indebtedness of the Company outstanding as of December 31, 1997. The Notes will be recourse to all of the assets of the Company, but will be non-recourse with respect to the shareholders and trustees of the Company. Subject to certain limitations set forth in the Indenture, and as described below under "Certain Covenants," the Indenture will permit the Company to incur additional secured and unsecured indebtedness.

    The Notes will mature on April 1, 2005 (the "Maturity Date"). The Notes will not be subject to any sinking fund provisions and will not be convertible into or exchangeable for any equity interest in the Company. The Notes will be issued only in fully registered book-entry form without coupons, in denominations of $1,000 and integral multiples thereof, except under the limited circumstances described below under "Book-Entry System."

    Except as described below under "Certain Covenants--Limitations on Incurrence of Debt" and under "Provisions Applicable to Senior Debt Securities and Subordinated Debt Securities--Merger, Consolidation or Sale" in the accompanying Prospectus, the Indenture does not contain any provisions that would limit the ability of the Company to incur indebtedness or that would afford holders of the Notes protection in the event of: (i) a highly leveraged or similar transaction involving the Company or any affiliate of the Company;
(ii) a change of control; or (iii) a reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect the holders of the Notes. However, certain restrictions on the ownership and transfer of the Common Shares designed to preserve the Company's status as a REIT may act to prevent or hinder a change of control. The Company and its management have no present intention of engaging in a transaction which would result in the Company's being highly leveraged or that would result in a change of control.

PRINCIPAL AND INTEREST

    The Notes will bear interest at 6 3/4% per annum from April 7, 1998 or from the immediately preceding Interest Payment Date (as defined below) to which interest has been paid, payable semi-annually in arrears on each April 1 and October 1, commencing October 1, 1998 (each, an "Interest Payment Date"), and on the applicable Maturity Date, to the persons (the "Holders") in whose names the applicable Notes are registered in the Security Register applicable to the Notes at the close of business 15 calendar days prior to such payment date (each, a "Regular Record Date"), regardless of whether such day is a Business Day (as defined below). Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

    Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Note ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable regular record date and may either be paid to the person in whose name such Note is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to the Holder of such Note not less than ten days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the Indenture (Section 307).

    The principal of each Note payable on its Maturity Date will be paid against presentation and surrender of such Note at the corporate trust office of the Trustee, located initially at One Illinois Center, 111 E. Wacker Drive, Suite 3000, Chicago, Illinois 60601, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

    If any Interest Payment Date or a Maturity Date falls on a day that is not a Business Day, the required payment will be made on the next Business Day as if it were made on the date such payment was due and no interest will accrue on the amount so payable for the period from and after such Interest Payment Date or Maturity Date, as the case may be. "Business Day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York City or Chicago are authorized or required by law, regulation or executive order to close.

CERTAIN COVENANTS

    The Indenture contains various covenants including the following:

    LIMITATIONS ON INCURRENCE OF DEBT

    The Company will not, and will not permit any Subsidiary (as defined below) to, incur any Debt (as defined below), other than Intercompany Debt (as defined below), if, immediately after giving effect to the incurrence of such Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries on a consolidated basis determined in accordance with GAAP is greater than 60% of the sum of: (i) the Company's Adjusted Total Assets (as defined below) as of the end of the most recent fiscal quarter prior to the incurrence of such additional Debt; and (ii) the increase in Adjusted Total Assets since the end of such quarter (including any increase resulting from the incurrence of additional Debt) (Section 1004(a)).

    In addition to the foregoing limitation on the incurrence of Debt, the Company will not, and will not permit any Subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service (as defined below) to Annual Service Charge (as defined below) on the date on which such additional Debt is to be incurred, on a pro forma basis, after giving effect to the incurrence of such Debt and to the application of the proceeds thereof, would have been less than 1.5 to 1 (Section 1004(b)).

    Further, the Company will not, and will not permit any Subsidiary to, incur any Debt secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind upon any of the properties of the Company or any Subsidiary ("Secured Debt"), whether owned at the date of the Indenture or thereafter acquired, if, immediately after giving effect to the incurrence of such Secured Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Secured Debt of the Company and its Subsidiaries on a consolidated basis is greater than 40% of the sum of: (i) the Company's Adjusted Total Assets as of the end of the most recent fiscal quarter prior to the incurrence of such additional Debt; and (ii) the increase in Adjusted Total Assets since the end of such quarter (including any increase resulting from the incurrence of additional Debt) (Section 1004(c)).

    For purposes of the foregoing provisions regarding the limitation on the incurrence of Debt, Debt shall be deemed to be "incurred" by the Company or a Subsidiary whenever the Company or such Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof.

    MAINTENANCE OF UNENCUMBERED TOTAL ASSET VALUE

    The Company will at all times maintain an Unencumbered Total Asset Value (as defined below) in an amount not less than 150% of the aggregate principal amount of all outstanding unsecured Debt of the Company and its Subsidiaries on a consolidated basis (Section 1004(d)).

    As used in the Indenture and the description thereof herein:

    "Adjusted Total Assets" as of any date means the total of all assets determined in accordance with GAAP plus accumulated depreciation.

    "Annual Service Charge" as of any date means the aggregate amount of any interest expensed for the four consecutive fiscal quarters most recently ended, as determined in accordance with GAAP.

    "Consolidated Income Available for Debt Service" as of any date means Consolidated Net Income (as defined below) of the Company and its Subsidiaries plus amounts that have been deducted for: (a) interest on Debt of the Company and its Subsidiaries; (b) provision for taxes of the Company and its Subsidiaries based on income; (c) amortization of debt discount; (d) depreciation and amortization; (e) the effect of any noncash charge resulting from a change in accounting principles in determining Consolidated Net Income; and (f) amortization of deferred charges, for the four consecutive fiscal quarters most recently ended, all as determined in accordance with GAAP, and without taking into account any provision for gains and losses on properties.

    "Consolidated Net Income" for any period means the amount of net income (or loss) of the Company and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP.

    "Debt" of the Company or any Subsidiary means any indebtedness of the Company or any Subsidiary, whether or not contingent, in respect of: (i) borrowed money evidenced by bonds, notes, debentures or similar instruments;
(ii) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by the Company or any Subsidiary; (iii) reimbursement obligations in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property except any such balance that constitutes an accrued expense or trade payable; or (iv) any lease of property by the Company or any Subsidiary as lessee which is reflected on the Company's consolidated balance sheet as a capitalized lease in accordance with GAAP; but in the case of items of indebtedness incurred under (i) through (iii) above only to the extent that any such items (other than letters of credit) would appear as a liability on the Company's consolidated balance sheet in accordance with GAAP; and also includes, to the extent not otherwise included, any obligation of the Company or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), indebtedness of another person (other than the Company or any Subsidiary).

    "Intercompany Debt" means Debt to which the only parties are the Company and any Subsidiary and, in the case of Debt owed by the Company to any Subsidiary, such Debt is subordinate in right of payment to the holders of the Notes.

    "Security Register" means a register maintained at a place of payment for the registration and transfer of the Notes.

    "Subsidiary" means a corporation, real estate investment trust, partnership or limited liability company, a majority of the outstanding voting stock, partnership interests or membership interests, as the case may be, of which is owned or controlled, directly or indirectly, by the Company or by one or more Subsidiaries of the Company. CenterPoint Realty Services Corporation and its subsidiaries are Subsidiaries for purposes of this definition. For the purposes of this definition, "voting stock" means stock having the voting power for the election of directors, general partners, managers or trustees, as the case may be, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

    "Undepreciated Real Estate Assets" as of any date means the cost (original cost plus capital improvements) of real estate assets of the Company and its Subsidiaries on such date, before depreciation and amortization, determined on a consolidated basis in accordance with GAAP.

    "Unencumbered Total Asset Value" as of any date means the sum of: (i) the value of those Undepreciated Real Estate Assets not subject to an encumbrance; and (ii) the value of all other assets of the Company and its Subsidiaries on a consolidated basis not subject to an encumbrance determined in accordance with GAAP (but excluding accounts receivable and intangibles).

    Compliance with the covenants described herein and with respect to the Notes generally may not be waived by the Company, or by the Trustee unless the Holders of at least a majority in principal amount of all outstanding Notes consent to such waiver; provided, however, that the defeasance and covenant defeasance provisions of the Indenture described under "Discharge, Defeasance and Covenant Defeasance," below, will apply to the Notes, including with respect to the covenants described in this Prospectus Supplement.

OPTIONAL REDEMPTION

    The Notes may be redeemed at any time at the option of the Company, in whole or from time to time in part, at a redemption price equal to the sum of: (i) the principal amount of the Notes being redeemed plus accrued interest thereon to the redemption date; and (ii) the Make-Whole Amount (as defined below), if any, with respect to the Notes (the "Redemption Price").

    If notice of redemption has been given as provided in the Indenture and funds for the redemption of any Notes called for redemption shall have been made available on the redemption date referred to in such notice, such Notes will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the Holders of the Notes from and after the redemption date will be to receive payment of the Redemption Price upon surrender of such Notes in accordance with such notice.

    Notice of any optional redemption of any Notes will be given to Holders at their addresses, as shown in the security register for the Notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and principal amount of the Notes held by such Holder to be redeemed.

    If all or less than all of the Notes of any series are to be redeemed at the option of the Company, the Company will notify the Trustee at least 45 days prior to giving notice of redemption (or such shorter period as may be satisfactory to the Trustee) of the aggregate principal amount of Notes to be redeemed, if less than all of the Notes of any series are to be redeemed, and their redemption date. The Trustee shall select, in such manner as it shall deem fair and appropriate, no less than 60 days prior to the date of redemption, the Notes to be redeemed in whole or in part.

    Neither the Company nor the Trustee shall be required to: (i) issue, register the transfer of or exchange Notes during a period beginning at the opening of business 15 days before any selection of Notes to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Note, or portion thereof, called for redemption, except the unredeemed portion of any Note being redeemed in part; or (iii) issue, register the transfer of or exchange any Note that has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Note not to be so repaid (Section
305).

    As used herein:

    "Make-Whole Amount" means, in connection with any optional redemption of any Notes, the excess, if any, of: (i) the aggregate present value as of the date of such redemption of each dollar of principal being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable in respect of each such dollar if such redemption had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (as defined below) (determined on the third Business Day preceding the date notice of such redemption is given) from the respective dates on which such principal and interest would have been payable if such redemption had not been made, to the date of redemption, over (ii) the aggregate principal amount of the Notes being redeemed.

    "Reinvestment Rate" means the yield on Treasury securities at a constant maturity corresponding to the remaining life (as of the date of redemption, and rounded to the nearest month) to stated maturity of the principal being redeemed (the "Treasury Yield"), plus 0.25%. For purposes hereof, the Treasury Yield shall be equal to the arithmetic mean of the yields published in the Statistical Release (as defined below) under the heading "Week Ending" for "U.S. Government Securities--Treasury Constant Maturities" with a maturity equal to such remaining life; provided, that if no published maturity exactly corresponds to such remaining life, then the Treasury Yield shall be interpolated or extrapolated on a straight-line basis from the arithmetic means of the yields for the next shortest and next longest published maturities. For purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used. If the format or content of the Statistical Release changes in a manner that precludes determination of the Treasury Yield in the above manner, then the Treasury Yield shall be determined in the manner that most closely approximates the above manner, as reasonably determined by the Company.

    "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which reports yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the Indenture, then such other reasonably comparable index which shall be designated by the Company.

THE TRUSTEE

    U.S. Bank Trust National Association will be the Trustee under the Indenture. All payments of principal of, and interest on, and all registration, transfer, exchange, authentication, and delivery (including authentication and delivery on original issuance of the Notes) of, the Notes will be effected by the Trustee in Chicago, Illinois, or at an office designated by the Trustee in New York, New York.

    The Indenture will contain certain limitations on the right of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict or resign.

    The holders of not less than a majority in principal amount of the then outstanding Notes shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Notes, provided that (i) such direction shall not be in conflict with any rule of law or with the Indenture; (ii) the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction; (iii) such direction would not be unduly prejudicial to the rights of another Holder not joining therein; and (iv) such direction would not involve the Trustee in personal liability (Section 512). If an Event of Default with respect to the Notes occurs and is continuing, the Trustee shall exercise with respect to the Notes such of the rights and powers vested in it by the Indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers vested in it by the Indenture at the request of any of the Holders, unless such Holders shall have offered to the Trustee security or indemnity reasonably satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction (Section 602).

BOOK-ENTRY SYSTEM

    The following are summaries of certain rules and operating procedures of DTC that affect the payment of principal and interest and transfers in the Global Note. Upon issuance, the Notes will be issued only in the form of a Global Note which will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee of DTC. Unless and until it is exchanged in whole or in part for Notes in definitive form under the limited circumstances described below, the Global Note may not be transferred except as a whole: (i) by DTC to a nominee of DTC; (ii) by a nominee of DTC to DTC or another nominee of DTC; or
(iii) by DTC or any such nominee to a successor or a nominee of such successor.

    Ownership of beneficial interests in the Global Note will be limited to persons that have accounts with DTC for such Global Note ("participants") or persons that may hold interests through participants. Upon the issuance of the Global Note, DTC will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Notes represented by the Global Note beneficially owned by such participants. Ownership of beneficial interests in the Global Note will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by DTC (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may limit or impair the ability to own, transfer or pledge beneficial interests in the Global Note.

    So long as DTC or its nominee is the registered owner of the Global Note, DTC or its nominee, as the case may be, will be considered the sole owner or Holder of the Notes represented by the Global Note for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in the Global Note will not be entitled to have Notes represented by the Global Note registered in their names, will not receive or be entitled to receive physical delivery of such Notes in certified form and will not be considered the registered owners or Holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in the Global Note must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of Holders or if an owner of a beneficial interest in the Global Note desires to give or take any action that a Holder is entitled to give or take under the Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

    Principal and interest payments on interests represented by the Global Note will be made to DTC or its nominee, as the case may be, as the registered owner of the Global Note. None of the Company, the Trustee or any agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payment made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    The Company expects that DTC, upon receipt of any payment of principal or interest in respect of the Global Note, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the Global Note as shown on the records of DTC. The Company also expects that payments by participants to owners of beneficial interests in the Global Note held through such participants will be governed by standing customer instructions and customary practice, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

    If DTC is at any time unwilling or unable to continue as depository for the Notes and the Company fails to appoint a successor depository registered as a clearing agency under the Exchange Act within 90 days, the Company will issue the Notes in definitive from in exchange for the Global Note. Any Notes issued in definitive form in exchange for the Global Note will be registered in such name or names, and will be issued in denominations of $1,000 and such integral multiples thereof, as DTC shall instruct the Trustee. It is expected that such instructions will be based upon directions received by DTC from participants with respect to ownership of beneficial interests in the Global Note.

    DTC has advised the Company of the following information regarding DTC. DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. Access to the DTC book- entry system is also available to others, such as banks, brokers and dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

SAME-DAY SETTLEMENT AND PAYMENT

    Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest in respect of the Notes will be made by the Company in immediately available funds.

    Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the Notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

    The following summary describes certain United States federal income tax consequences of the acquisition, ownership and disposition of the Notes. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions as of the date hereof, all of which may be repealed, revoked or modified so as to result in federal income tax consequences different from those described below. Such changes could be applied retroactively in a manner that could adversely affect holders of the Notes. In addition, the authorities on which this summary is based are subject to various interpretations. It is therefore possible that the consequences of the acquisition, ownership and disposition of the Notes may differ from the treatment described below.

    The tax treatment of a holder of the Notes may vary depending upon the particular situation of the holder. This summary is limited to investors who will hold the Notes as capital assets within the meaning of Section 1221 of the Code and does not deal with holders that may be subject to special tax rules (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, dealers in securities or currencies, Non-United States Holders (as defined below), holders whose functional currency is not the U.S. dollar or holders who will hold the Notes as a hedge against currency risks or as part of a straddle, synthetic security, conversion transaction or other integrated investment comprised of the Notes and one or more other investments). The summary is applicable only to purchasers of Notes in this Offering and does not address other purchasers.

    This summary is for general information only and does not address all aspects of federal income taxation that may be relevant to holders of the Notes in light of their particular circumstances, and it does not address any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Prospective holders should consult their own tax advisors as to the particular tax consequences to them of acquiring, holding or disposing of the Notes.

    As used herein, a "United States Holder" of a Note means an individual that is a citizen or resident of the United States (including certain former citizens and former long-term residents), a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and
(ii) one or more U.S. persons have the authority to control all substantial decisions of the trust. A "Non-United States Holder" is a holder that is not a United States Holder.

STATED INTEREST ON NOTES; ORIGINAL ISSUE DISCOUNT

    Interest on a Note will generally be taxable to a United States Holder as ordinary income at the time it is paid or accrued in accordance with the United States Holder's method of accounting for tax purposes. If, as anticipated, the issue price of the Notes equals their stated principal amount, the Notes will not be issued with original issue discount.

    The issue price of the Notes (99.563% of the aggregate principal amount) represents a discount that produces original issue discount in an amount that is considered DE MINIMIS under applicable regulations. The amount of the original issue discount will be treated as income (generally characterized as capital gain) at the time of payment of the principal amount of the Notes.

MARKET DISCOUNT

    If a United States Holder purchases a Note for an amount that is less than its principal amount, the amount of the difference will be treated as "market discount" for U.S. federal income tax purposes, unless such difference is less than a specified de minimis amount. Under the market discount rules, a United States Holder will be required to treat any partial principal payment on, or any gain on the sale, exchange, retirement or other disposition (including a gift) of, a Note as ordinary income to the extent of the market discount which has not previously been included in income and is treated as having accrued on such Note at the time of such payment or disposition. In addition, the United States Holder may be required to defer, until the maturity of the Note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such Note.

    Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Note, unless the United States Holder elects to accrue on a constant interest method. A United States Holder may elect to include market discount in income currently as it accrues (on either a ratable or constant interest method), in which case the rule described above regarding deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service (the "IRS").

AMORTIZABLE BOND PREMIUM

    A United States Holder that purchases a Note for an amount in excess of the principal amount will be considered to have purchased the Note at a "premium" equal to such excess and may elect to amortize the premium over the remaining term of the Note on a constant yield method. However, if the Note is purchased at a time when the Note may be optionally redeemed by the Company for an amount that is in excess of its principal amount, special rules would apply that could result in a deferral of the amortization of bond premium until later in the term of the Note. The amount amortized in any year will be treated as a reduction of the United States Holder's interest income from the Note. A United States Holder that elects to amortize bond premium must reduce its tax basis in the Note by the premium amortized. Bond premium on a Note held by a United States Holder that does not make such an election will decrease the gain or increase the loss otherwise recognized on disposition of the Note. The election to amortize premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing United States Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

SALE, EXCHANGE AND RETIREMENT OF NOTES

    Upon the sale, exchange, redemption, retirement or other taxable disposition of a Note, a United States Holder generally will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, redemption, retirement or other disposition and such holder's adjusted tax basis of the Note. A United States Holder's adjusted tax basis in a Note will, in general, be the United States Holder's cost of acquiring such Note, increased by market discount previously included in income by the United States Holder and reduced by any amortized premium previously deducted from income by the United States Holder. Except as described above with respect to market discount or except to the extent the gain or loss is attributable to accrued but unpaid stated interest, such gain or loss will be capital gain or loss. For certain noncorporate taxpayers (including individuals), the rate of taxation of capital gains will depend upon (i) the taxpayer's holding period in the capital asset (with preferential rates available for capital assets held more than 12 months or 18 months) and (ii) the taxpayer's marginal tax rate for ordinary income. The deductibility of capital losses is subject to limitations.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    In general, information reporting requirements will apply to payments on a Note and to the proceeds of the sale of a Note if such amounts are paid to United States Holders other than holders (such as corporations) that are considered "exempt recipients" for purposes of this rule. A 31% backup withholding tax will apply to such amounts if the United States Holder fails to provide a taxpayer identification number or certification of foreign or other exempt status or fails to report in full dividend and interest income.

    Recently issued Treasury regulations modify certain of the certification requirements for backup withholding. These modifications will become generally effective for interest payments made beginning January 1, 1999. It is possible that the Company or its paying agent may request new withholding exemption forms from holders in order to qualify for continued exemption from backup withholding under Treasury regulations when they become effective.

    Any amounts withheld under the backup withholding rules will be credited toward such Holder's United States federal income tax liability, if any. To the extent that the amounts withheld exceed the Holder's tax liability, the excess may be refunded to the Holder provided the required information is furnished to the IRS. In addition to providing the necessary information, the Holder must file a United States tax return in order to obtain a refund of the excess withholding.

    THE FEDERAL INCOME TAX SUMMARY SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. PROSPECTIVE UNITED STATES HOLDERS AND NON-UNITED STATES HOLDERS OF THE NOTES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE EFFECTS OF CHANGES IN SUCH LAWS.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The Company's ratios of earnings to fixed charges for the years ended December 31, 1995, 1996 and 1997 were 1.63, 2.33 and 3.27, respectively. See "Ratio of Earnings to Fixed Charges" in the accompanying Prospectus.

    The ratio of earnings to fixed charges means the ratio of pretax income from continuing operations (with certain adjustments) to the total of: (i) interest,
(ii) amortization of debt expense and (iii) such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case.

                                  UNDERWRITING

    Subject to the terms and conditions contained in the underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to each of the underwriters named below (the "Underwriters"), and each of the Underwriters has severally agreed to purchase from the Company, the principal amount of Notes set forth below opposite its respective name.

                                                                              PRINCIPAL AMOUNT
UNDERWRITER                                                                       OF NOTES
----------------------------------------------------------------------------  ----------------
Lehman Brothers Inc.........................................................   $   50,000,000
NationsBanc Montgomery Securities, LLC......................................       33,000,000
First Chicago Capital Markets, Inc..........................................       17,000,000
                                                                              ----------------
    Total...................................................................   $  100,000,000
                                                                              ----------------
                                                                              ----------------

    The Underwriting Agreement provides that the obligations of the several Underwriters to purchase the Notes are subject to the conditions contained therein, and that if any of the Notes are purchased by the Underwriters pursuant to the Underwriting Agreement, all the Notes agreed to be purchased by the Underwriters must be so purchased.

    The Company has been advised by the Underwriters that they propose to offer the Notes directly to the public at the initial offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such public offering price less a concession not in excess of 0.375% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of 0.175% of the principal amount of the Notes to certain other underwriters or to certain other brokers or dealers.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

    The Company does not intend to apply for listing of the Notes on any national securities exchange. The Company has been advised by the Underwriters that they presently intend to make a market in the Notes, as permitted by applicable law and regulations. The Underwriters are not obligated, however, to make a market in the Notes and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or the existence of trading markets for, the Notes.

    Certain of the Underwriters and their affiliates have from time to time performed, and may continue to perform in the future, investment banking services for the Company, for which customary compensation has been received.

    The Company has a $150 million unsecured credit facility under which Lehman Brothers Holdings Inc., an affiliate of Lehman Brothers Inc. (an Underwriter of this Offering), and The First National Bank of Chicago, an affiliate of First Chicago Capital Markets, Inc. (an Underwriter of this Offering), are the co-lead lenders and NationsBank, N.A., an affiliate of NationsBanc Montgomery Securities, LLC (an Underwriter of this Offering), is a participating lender. The Company intends to use all of the net proceeds to the Company from the sale of the Notes offered hereby to reduce amounts outstanding under this unsecured credit facility. See "Use of Proceeds." In the event that a default occurs under the unsecured credit facility, Lehman Brothers Holdings Inc., The First National Bank of Chicago, NationsBank, N.A. and the other lenders thereunder have the right to pursue various remedies which may be to the disadvantage of the holders of the Notes.

    Until the distribution of the Notes is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters to bid for and purchase Notes. As an exception to these rules, the

Underwriters may engage in certain transactions that stabilize the price of the Notes. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes. If the Underwriters create a short position in the Notes in connection with this offering (i.e., if it sells more Notes than are set forth on the cover page of this Prospectus Supplement), the Underwriters may reduce that short position by purchasing Notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases.

    Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Company nor any of the Underwriters makes any representation that anyone will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

    The legality of the Notes offered hereby will be passed upon for the Company by Ungaretti & Harris, Chicago, Illinois and certain legal matters will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP. Ungaretti & Harris and Skadden, Arps, Slate, Meagher & Flom LLP will rely on Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC, Baltimore, Maryland as to certain matters of Maryland law. In addition, Ungaretti & Harris will provide an opinion as to the qualification of the Company as a REIT under the Code.

                                    EXPERTS

    The consolidated balance sheets of the Company as of December 31, 1997 and 1996 and the consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997, the combined statement of revenues and certain expenses of the Other Acquisition II Properties for the year ended December 31, 1996 included in the Company's Current Report on Form 8-K/A No. 1 filed with the Commission on February 27, 1998, the combined statement of revenues and certain expenses of the Bedford Park Properties and the statement of revenues and certain expenses of the Sears Property, each for the year ended December 31, 1996, both included in the Company's quarterly report on Form 10-Q for the quarter ended September 30, 1997, and the combined statements of revenues and certain expenses of the Northlake Property, the Other Acquisition Properties and the Related Party Properties, each for the year ended December 31, 1995, all three included in the Company's report on Form 8-K/A No. 1 filed on November 27, 1996, all incorporated by reference in this Prospectus Supplement, have been incorporated herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

PROSPECTUS

                                  $200,000,000

                                     [LOGO]

     DEBT SECURITIES, COMMON SHARES, PREFERRED SHARES, SECURITIES WARRANTS
                                ----------------

    CenterPoint Properties Trust (the "Trust") may from time to time offer in one or more series its (i) senior debt securities ("Senior Debt Securities"),
(ii) subordinated debt securities ("Subordinated Debt Securities") (Senior Debt Securities and Subordinated Debt Securities being collectively referred to herein as "Debt Securities"), (iii) common shares of beneficial interest, $.001 par value per share ("Common Shares"), (iv) preferred shares of beneficial interest, par value $.001 per share ("Preferred Shares"), and (v) warrants exercisable for Debt Securities, Common Shares or Preferred Shares ("Securities Warrants"), in amounts, at prices and on terms to be determined at the time of offering. The Senior Debt Securities, Subordinated Debt Securities, Common Shares, Preferred Shares and Securities Warrants (collectively referred to herein as the "Securities") may be offered separately or together, in separate series, in amounts, at prices and on terms to be described in one or more supplements to this Prospectus (a "Prospectus Supplement").

    The aggregate public offering price for Securities offered by the Company will be up to $200,000,000 (or the equivalent based on the applicable exchange rate at the time of the offering).

    The specific terms of the Securities with respect to which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Debt Securities, the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, any terms for redemption at the option of the Company or repayment at the option of the holder, any terms for any sinking fund payment, covenants and any initial public offering price; (ii) in the case of Common Shares, any initial public offering price; (iii) in the case of Preferred Shares, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price; and (iv) in the case of Securities Warrants, the specific title and aggregate number, the issue price and the exercise price. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for U.S. federal income tax purposes.

    The applicable Prospectus Supplement also will contain information, where applicable, about certain U.S. federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

    The Securities may be offered directly by the Company, through agents designated from time to time by the Company, or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement with, between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of a Prospectus Supplement describing the method and terms of the offering of such Securities.
                             ---------------------

      SEE "RISK FACTORS" ON PAGE 4 OF THIS PROSPECTUS FOR CERTAIN FACTORS AND
                                    MATERIAL
            RISKS IN CONNECTION WITH THE PURCHASE OF THE SECURITIES.
                              -------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
           AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

   THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR
       ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO
                           THE CONTRARY IS UNLAWFUL.

October 23, 1997

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and other applicable legal or New York Stock Exchange, Inc. ("NYSE") requirements, pursuant to which the Company files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company under the Exchange Act may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Judiciary Plaza Office Building, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Commission located at 13th Floor, 7 World Trade Center, New York, New York 10048 and at Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661, and at the NYSE, 20 Broad Street, New York, New York 10005. Electronic filings made through the Electronic Data Gathering, Analysis and Retrieval System are publicly available through the Commission's Web Site (http://www.sec.gov).

    The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement"), of which this Prospectus is a part, under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, with respect to the Securities offered pursuant to this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Securities, reference is made to the Registration Statement, which may be inspected and copied in the manner and at the sources described above.

    Statements contained in this Prospectus as to the contents of any contract or other document that is filed as an exhibit to the Registration Statement are not necessarily complete, and each such statement is qualified in its entirety by reference to the full text of such contract or document.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents previously filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

    1. The Company's Annual Report on Form 10-K for the year ended December 31, 1995;

    2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996;

    3. The Company's Current Report on Form 8-K filed with the Commission on July 1, 1996;

    4. The Company's Current Report on Form 8-K filed with the Commission on October 3, 1996, as amended by Form 8-K/A filed with the Commission on November 27, 1996; and

    5. The description of the Company's Common Stock set forth in the Company's Post-Effective Amendment No. 1 to Form S-3 registration statement filed with the Commission on March 22, 1995 (File No. 33-89630).

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of all Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus except as so modified or superseded.

    The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated herein by reference (excluding exhibits to such information unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for such information should be directed to CenterPoint Properties Trust, 401 North Michigan, 30th Floor, Chicago, Illinois 60611; Attention: Paul S. Fisher, Secretary; telephone (312) 346-5600.

                                  THE COMPANY

    The Company is a fully integrated real estate investment trust focused on the acquisition, development, redevelopment, management and ownership of warehouse/industrial property located in Greater Chicago (defined as the area within a 150-mile radius of Chicago, including Milwaukee, Wisconsin and South Bend, Indiana). The Company has elected and qualified for REIT status since January 1, 1994. See "Federal Income Tax Considerations Relating to the Company's REIT status--Qualification as a REIT; Opinion of Counsel."

    The Company, a Maryland real estate investment trust, was founded in 1984 and completed its initial public offering of securities in December 1993. As of September 30, 1996, the Company owned and managed a portfolio of 73 warehouse/industrial properties, containing approximately 13.8 million square feet of space, and believes it is the largest owner and operator of warehouse/industrial property in Greater Chicago. The Company also owns and manages three retail properties and one apartment property. As of September 30, 1996, the Company's properties were 98% leased, with the warehouse/industrial properties occupied by 129 tenants in diverse industries and no tenant accounting for the lease of more than 10% of the total square footage of the Company's warehouse/industrial portfolio. Substantially all of the Company's properties have been constructed or renovated during the past ten years.

    The Company believes that Greater Chicago offers significant opportunities for investment in and ownership of warehouse/industrial property. Greater Chicago, due to its central location and extensive air, roadway, rail, and water transportation infrastructure, supports a diverse industrial and service industry base. Based on published statistics regarding square feet of space owned and managed by other firms and publicly available information filed with the Commission, as well as its knowledge and experience in the market, the Company believes it is the largest owner and operator of warehouse/industrial property in Greater Chicago.

    The Company believes that investment in warehouse/industrial property offers attractive returns and stable cash flow. Published statistics indicate that total returns from warehouse/industrial properties have been among the highest of any commercial property type in each of the past 15 years. The Company believes that cash flow from warehouse/industrial property investments is generally more predictable than cash flow from other property types because: (i) relatively short construction periods discourage speculative building; (ii) lower capital expenditures are required to sustain rental income due to the adaptable character of warehouse/industrial property; and (iii) tenant renewal rates are higher due to the significant cost and disruption to tenant operations resulting from relocations. Moreover, leases for warehouse/ industrial properties provide generally for rent growth through contractual rent increases or rents tied to certain indices such as the Consumer Price Index and are generally structured as net leases, providing for the pass through to tenants of all operating and real estate tax expenses.

    The Company's objective is to maximize shareholder value by pursuing a growth strategy consisting of (i) intensive management of the Company's existing properties, and (ii) the acquisition of existing leased properties, build-to-suit projects and properties suitable for redevelopment.

    The Company's principal executive office is located at 401 North Michigan Avenue, 30th Floor, Chicago, Illinois 60611, and its telephone number is (312) 346-5600.

                                  RISK FACTORS

    Prospective investors should carefully consider, among other factors, the matters described below.

LIMITED GEOGRAPHICAL AND PROPERTY-TYPE DIVERSIFICATION

    All of the Company's properties are located in Greater Chicago, and substantially all of the Company's properties are warehouse/industrial properties. While the Company believes that its focus on this geographical area and property type is an advantage, the Company's performance and its ability to make distributions to shareholders could be adversely affected by unfavorable economic and/or warehouse/ industrial real estate conditions in Greater Chicago.

RISKS OF DEBT FINANCING

    The Company is subject to the risks normally associated with the incurrence of debt financing, including the risks that (i) the Company will be unable to meet required payments of principal and interest, (ii) existing indebtedness will not be able to be refinanced or, if refinanced, the terms of such refinancing will not be as favorable as the original terms of such indebtedness and (iii) necessary capital expenditures for such purposes as renovations and other improvements will not be able to be financed or, if financed, will not be able to be financed on terms favorable to the Company. If a property is mortgaged to secure payment of indebtedness and the Company is unable to meet mortgage payments, the property could be foreclosed upon by the mortgagee with a consequent loss of income and asset value to the Company.

    The Company intends to continue its policy of maintaining a ratio of debt (excluding the Company's 8.22% Convertible Subordinated Debentures due 2004 (the "Debentures")) to total market capitalization of the Company of less than 50%. However, the Company's Declaration of Trust does not contain any limitations on the ratio of debt to total market capitalization. Accordingly, the Board of Trustees could alter or eliminate the current limitation on borrowing without the approval of the Company's shareholders. If this policy were changed, the Company could become more highly leveraged, resulting in an increase in debt service that could adversely affect the Company's Funds from Operations and its ability to make expected distributions to shareholders, as well as increase the risk of default on the Company's other indebtedness and any borrowings incurred under the Company's lines of credit.

    Certain of the Company's debt now provides, and may in the future provide, for variable interest rates. To the extent that the Company has variable interest rate debt, the Company is exposed to the risk of interest rate fluctuations and, consequently, an increase in interest expense. An increase in interest expense could have a material adverse impact on the Company's operations.

LIMITATION ON OWNERSHIP OF SHARES

    In order for the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of the Company's outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities). Due to these limitations on the concentration of ownership of shares of beneficial interest in a REIT, ownership of more than 9.8% of the value of the outstanding shares of beneficial interest by any single shareholder has been restricted in the Declaration of Trust, with the exception of the ownership of the Common Shares by the Company's former parent company, CRP-London.

    Recent tax legislation relaxed the rules concerning ownership of shares of beneficial interest in a REIT by certain domestic pension trusts. The Declaration of Trust does not implement this change in the tax law. Under the Declaration of Trust, domestic pension funds are subject to the restriction on ownership of more than 9.8% of the value of the outstanding shares of beneficial interest.

    These ownership limits, as well as the ability of the Company to issue additional Common Shares and Preferred Shares, may discourage a change of control of the Company and may also (i) deter tender offers for the Common Shares, which offers may be advantageous to shareholders, and (ii) limit the opportunity for shareholders to receive a premium over then prevailing market prices for their Common Shares that might otherwise exist if an investor were attempting to assemble a block of Common Shares or otherwise effect a change of control of the Company. See "Description of Shares of Beneficial Interest--Restrictions on Transfer."

CHANGES IN INVESTMENT AND FINANCING OBJECTIVES

    The investment and financing objectives of the Company, and its objectives with respect to certain other activities, including without limitation, the objective that the Company continue to qualify as a REIT, will be determined by the Board of Trustees. Although the Board of Trustees has no present intention to do so, the Board may revise current objectives of the Company at any time and from time to time in its sole discretion. Accordingly, shareholders will have no direct control over changes in the objectives of the Company.

REAL ESTATE INVESTMENT CONSIDERATIONS

    GENERAL. The business of owning and investing in real estate is highly competitive and is subject to numerous inherent risks, including adverse changes in general or local economic conditions and/or specific industry segments, real estate values, rental rates, interest rates, real estate tax rates and other operating expenses, the possibility of competitive overbuilding and of the Company's inability to obtain or maintain high levels of occupancy in the Company's properties, tenant defaults, unfavorable changes in governmental rules and fiscal policies (including rent control legislation), acts of God and other factors which are beyond the control of the Company. In addition to affecting the profitability of operations, these and other factors could impact the marketability of the Company's properties.

    In addition to the general risks of ownership and investment in real property, the Company will be subject to other risks in connection with the leasing, redevelopment and improvement of properties, such as the risk that the properties may operate at a cash deficit during the redevelopment and/or lease-up period, and the risk of a contractor's inability to control costs and to conform to plans, specifications and timetables, which may in turn be affected by strikes, weather, government regulations and other conditions beyond the contractor's control. The benefits anticipated from such transactions, therefore, may be reduced or may not materialize. The Company may in the future acquire properties in need of additional leasing activity, rehabilitation or improvement.

    COMPETITION. All of the Company's existing properties are, and all of the properties that it may acquire in the future are expected to be, located in areas that include numerous other warehouse/ industrial, retail or apartment properties, many of which may be deemed to be more suitable to any potential tenant. The resulting competition could have a material adverse effect on the Company's ability to lease its properties and to increase the rentals charged on existing leases.

    ENVIRONMENTAL MATTERS. All of the Company's existing properties have been, and all properties the Company may acquire in the future will be, subjected to a Phase I or similar environmental assessment. The purpose of a Phase I environmental assessment is to determine if past and present uses of a property indicate the potential for soil or groundwater contamination or if other environmental conditions might affect the value of or future uses of the property. Phase I environmental assessments generally include the following: visual inspection of environmental conditions at and around the property; review of available land use records; interviews with the property representatives; examination of information from environmental agencies; and a walk through survey for suspected asbestos containing or other toxic materials. These environmental assessments have not revealed any environmental condition with respect to any of the Company's existing properties that the Company believes could have a material adverse effect upon the business or assets of the Company. However, no assurance can be given that environmental assessments have revealed or will reveal all potentially negative environmental conditions that may exist.

    Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate is potentially liable to governmental entities or third parties for property damage and the costs of investigation, removal or remediation of contamination caused by certain hazardous or toxic substances on or in such property. Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure to properly remove such substances or remediate any contamination caused thereby, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal of hazardous substances at a treatment, storage or disposal facility may be liable for the cost of removal or remediation of such substances at such treatment, storage or disposal facility, whether or not such facility is owned or operated by such person. Certain environmental laws impose liability for release of asbestos-containing materials into the air, and third parties may seek recovery from owners or operators of real properties for personal injury associated with such materials. In connection with the ownership, operation, management and development of properties, the Company may be considered the owner or operator of such properties or as having arranged for the disposal of hazardous or toxic substances and, therefore, may be potentially liable for removal or remediation costs, as well as certain other related costs, including governmental fines and damages for injuries to persons and properties.

    UNINSURED LOSS. The Company maintains comprehensive liability, fire, flood (where appropriate), extended coverage and rental loss insurance with respect to its properties, with limits and deductibles customary in the industry. Certain types of losses, however, may be either uninsurable or not economically insurable, such as those due to earthquakes, riots or acts of war. Should an uninsured loss occur, the Company could lose both its investment in and anticipated profits and cash flow from a property and would continue to be obligated on any mortgage indebtedness or other obligations related to the property. Any such loss could adversely affect the Company.

    COST OF COMPLIANCE WITH THE AMERICANS WITH DISABILITIES ACT. Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. Existing warehouse/industrial properties generally are exempt from the provisions of ADA but may be subject to provisions requiring that buildings be made accessible to people with disabilities. Compliance with the ADA could require removal of access barriers, and non-compliance could result in the imposition of fines by the federal government or an award of damages to private litigants. While the amounts of such compliance costs, if any, are not currently ascertainable, they are not expected to have an adverse effect on the Company.

CERTAIN RISKS RELATED TO REIT STATUS AND STRUCTURE

    TAXATION AS A CORPORATION. The Company has elected and qualified for REIT status since January 1, 1994. Although the Company believes that it has operated in such a manner as to qualify as a REIT, no assurance can be given that the Company will remain so qualified. Qualification as a REIT involves the satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within the Company's control.

    If the Company were to fail to qualify as a REIT in any taxable year, the Company would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at corporate rates. Moreover, unless entitled to relief under certain statutory provisions, the Company would also be disqualified from treatment as a REIT for the four taxable years following the year during which disqualification occurred. This treatment would reduce the net earnings of the Company available for investment or distribution to shareholders because of the additional tax liability to the Company for the years involved. In addition, distributions to shareholders would no longer be required to be made.

    LACK OF CONTROL OF CERTAIN SUBSIDIARY CORPORATIONS. The Company expects to derive income from certain activities (such as management of properties owned by third parties) in excess of amounts the Company could earn directly or through an entity controlled by the Company without jeopardizing its REIT status. Accordingly, the Company owns a small percentage of the voting stock of corporations carrying on such activities, and the Company has limited ability to influence the day-to-day management of such corporations, even though the Company owns stock representing most of the economic interest in such corporations.

    OTHER TAX LIABILITIES. Even as a REIT, the Company will be subject to certain federal, state and local taxes on its income and property.

                                USE OF PROCEEDS

    Unless otherwise specified in the applicable Prospectus Supplement, the Company intends to invest the net proceeds of any sale of Securities for general business purposes, including the development, redevelopment and acquisition of additional properties and repayment of outstanding debt.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The Company's ratios of earnings to fixed charges for the years ended December 31, 1994 and 1995 were 1.19 and 1.63, respectively, and the Company's ratios of earnings to fixed charges for the nine months ended September 30, 1995 and 1996 were 1.49 and 2.27, respectively. The ratios of earnings to fixed charges for the years ended December 31, 1991 through December 31, 1993 were less than one-to-one.

    The ratio of earnings to fixed charges means the ratio of pretax income from continuing operations (with certain adjustments) to the total of: (i) interest,
(ii) amortization of debt expense and (iii) such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case.

    The Company issued Series A Preferred Stock in September, 1995, which was converted into Class B Common Stock in May, 1996. The Company's ratio of earnings to combined fixed charges and Preferred Stock dividends for the year ended December 31, 1995 was 1.51 and the Company's ratio of earnings to combined fixed charges and Preferred Stock dividends for the nine months ended September 30, 1995 and September 30, 1996 was 1.48 and 2.05, respectively. The Company had not issued any Preferred Stock prior to 1995; therefore, the ratios of earnings to combined fixed charges and Preferred Stock dividends for years prior to 1995 are unchanged from the ratios of earnings to fixed charges for such years as set forth above.

                         DESCRIPTION OF DEBT SECURITIES

    The following description sets forth certain general terms and provisions of the Debt Securities to which this Prospectus and any applicable Prospectus Supplement may relate. The particular terms of the Debt Securities being offered and the extent to which such general provisions may apply will be set forth in the applicable Indenture or in one or more indentures supplemental thereto and described in a Prospectus Supplement relating to such Debt Securities.

    The Senior Debt Securities will be issued under an Indenture, as amended or supplemented from time to time (the "Senior Indenture"), between the Company and a trustee to be selected by the Company (the "Senior Trustee"), and the Subordinated Debt Securities will be issued under an Indenture, as amended and supplemented from time to time (the "Subordinated Indenture"), between the Company and a trustee to be selected by the Company (the "Subordinated Trustee"). The Senior Indenture and the Subordinated Indenture are each referred to herein individually as an "Indenture," and they are together referred to herein as the "Indentures;" the Senior Trustee and the Subordinated Trustee are each referred to herein individually as a "Trustee," and they are together referred to herein as the "Trustees." Forms of the Senior Indenture and of the Subordinated Indenture have been filed as exhibits to the Registration Statement of which this Prospectus is a part and will be available for inspection at the corporate office of the Senior Trustee and Subordinated Trustee, respectively, or as described above under "Available Information." The Indentures will be subject to, and governed by, the Trust Indenture Act of 1939, as amended. The Company will execute the applicable Indenture when and if the Company issues Debt Securities. The statements made hereunder relating to the Indentures and the Debt Securities to be issued thereunder are summaries of certain provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indentures and such Debt Securities. Unless otherwise indicated, all Section references appearing herein are to Sections of the Indentures and capitalized terms used but not otherwise defined herein will have the meanings set forth in the Indentures.

PROVISIONS APPLICABLE TO SENIOR DEBT SECURITIES AND SUBORDINATED DEBT SECURITIES

    GENERAL. The Debt Securities will be direct, unsecured obligations of the Company and may be either Senior Debt Securities or Subordinated Debt Securities.

    The indebtedness represented by the Senior Debt Securities will rank pari passu with other Senior Debt (as defined under "Provisions Applicable Solely to Subordinated Debt Securities--General") of the Company that may be outstanding from time to time. The payment of principal of (and premium, if any) and interest on indebtedness represented by Subordinated Debt Securities will be subordinated, to the extent and in the manner provided in the Subordinated Indenture, in right of payment to the prior payment in full of the Senior Debt of the Company, including the Senior Debt Securities, as described under the heading "Provisions Applicable Solely to Subordinated Debt Securities--Subordination."

    Each Indenture will provide that the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Trustees of the Company or as established in the applicable Indenture or as may be established in one or more indentures supplemental thereto. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series (Section 301).

    Each Indenture will provide that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under an Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series (Section 608). In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee will be a trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee thereunder, and, except as otherwise indicated herein, any action described herein to be taken by each Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the applicable Indenture.

    The Prospectus Supplement relating to any series of Debt Securities being offered will contain the specific terms thereof, including, without limitation:

    (1) the title of such Debt Securities;

    (2) the classification of such Debt Securities as Senior Debt Securities or Subordinated Debt Securities;

    (3) The aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

    (4) The percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof;

    (5) If convertible in whole or in part into Common Shares or Preferred Shares, the terms on which such Debt Securities are convertible, including the initial conversion price or rate (or method for determining the same), the portion that is convertible and the conversion period, and any applicable limitations on the ownership or transferability of the Common Shares or Preferred Shares receivable on conversion;

    (6) The date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

    (7) The rate or rates (which may be fixed or variable), or the method by which such rate or rates will be determined, at which such Debt Securities will bear interest, if any;

    (8) The date or dates, or the method for determining such date or dates, from which any such interest will accrue, the dates on which any such interest will be payable, the Regular Record Dates for such Interest Payment Dates, or the method by which such dates will be determined, the person to whom such interest will be payable, and the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months;

    (9) The place or places where the principal of (and premium or Make-Whole Amount, if any) and interest and Additional Amounts, if any, on such Debt Securities will be payable, where such Debt Securities may be surrendered for conversion or registration of transfer or exchange and where notices or demands to or upon the Company in respect of such Debt Securities and the applicable Indenture may be served;

   (10) The period or periods within which, the price or prices at which and the other terms and conditions upon which such Debt Securities may be redeemed, in whole or in part, at the option of the Company, if the Company is to have such an option;

   (11) The obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which or the date and dates on which, the price or prices at which and the other terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

   (12) If other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

   (13) Whether the amount of payments of principal of (and premium or Make-Whole Amount, if any) or interest and Additional Amounts, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts will be determined;

   (14) Any additions to, modifications of or deletions from the terms of such Debt Securities with respect to Events of Default or covenants set forth in the applicable Indenture;

   (15) Whether such Debt Securities will be issued in certificated or book-entry form;

   (16) Whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

   (17) The applicability, if any, of the defeasance and covenant defeasance provisions of Article Fourteen of the applicable Indenture;

   (18) If such Debt Securities are to be issued upon the exercise of Warrants, the time, manner and place for such Debt Securities to be authenticated and delivered;

   (19) Whether and under what circumstances the Company will pay any Additional Amounts on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities in lieu of making such payment; and

   (20) Any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture (Section 301).

    The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). Special federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

    The Indentures will not contain any provisions that would limit the ability of the Company to incur indebtedness or that would afford Holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or in the event of a change of control. Restrictions on ownership and transfers of the Company's Common Shares and Preferred Shares are designed to preserve its status as a REIT and, therefore, may act to prevent or hinder a change of control. See "Description of Shares of Beneficial Interest--Restrictions on Transfer" and "Risk Factors--Limitation on Ownership of Shares." Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of the Company that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

    DENOMINATION, INTEREST, REGISTRATION AND TRANSFER. Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof (Section 302).

    Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and applicable premium or Make-Whole Amount, if any) and interest and Additional Amounts, if any, on any series of Debt Securities will be payable at the corporate trust office of the applicable Trustee, the address of which will be stated in the applicable Prospectus Supplement; provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register for such Debt Securities or by wire transfer of funds to such person at an account maintained within the United States (Sections 301, 305, 306, 307 and
1002).

    Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable Regular Record Date and may either be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the applicable Trustee, notice whereof will be given to the Holder of such Debt Security not less than ten days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the applicable Indenture (Section 307).

    Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the applicable Trustee. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer or exchange thereof at the corporate trust office of the applicable Trustee. Every Debt Security surrendered for conversion, registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305). If the applicable Prospectus Supplement refers to any transfer agent (in addition to the applicable Trustee) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each place of payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002).

    Neither the Company nor any Trustee will be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; (iii) exchange any Bearer Security so selected for redemption, except to exchange such

Bearer Security for a Registered Security of that series of like tenor when immediately surrendered for redemption; or (iv) issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Debt Security not to be so repaid (Section 305).

    MERGER, CONSOLIDATION OR SALE. The Company will be permitted to consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that (a) either the Company will be the continuing entity, or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which has received the transfer of such assets will expressly assume payment of the principal of (and premium or Make-Whole Amount, if any) and interest and Additional Amounts, if any, on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in each Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of the Company or any Subsidiary as a result thereof as having been incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default under the Indentures, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, has occurred and be continuing; and
(c) an officer's certificate and legal opinion covering such conditions will be delivered to each Trustee (Sections 801 and 803).

    CERTAIN COVENANTS.

    Existence. Except as described above under "Merger, Consolidation or Sale," the Company will be required to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights and franchises; provided, however, that the Company will not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the Holders of the Debt Securities (Section 1006).

    Maintenance of Properties. The Company will be required to cause all of its material properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, the Company and its Subsidiaries will not be prevented from selling or otherwise disposing for value its properties in the ordinary course of business (Section 1007).

    Insurance. The Company will be required to, and will be required to cause each of its Subsidiaries to, keep all of its insurable properties insured against loss or damage at least equal to their then full insurable value with financially sound and reputable insurers and, if described in the applicable Prospectus Supplement, having a specified rating from a recognized insurance rating service (Section 1008).

    Payment of Taxes and Other Claims. The Company will be required to pay or discharge or cause to be paid or discharged, before the same becomes delinquent,
(i) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon the income, profits or property of the Company or any Subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Company or any Subsidiary; provided, however, that the Company will not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim (i) whose amount, applicability or validity is being contested in good faith by appropriate proceedings or (ii) for which the Company has set apart and maintains an adequate reserve (Section 1009).

    Provision of Financial Information. Whether or not the Company is subject to Section 13 or 15(d) of the Exchange Act, the Company will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents (the "Financial Information") which the Company would have been required to file with the Commission pursuant to such Sections 13 or 15(d) if the Company were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required so to file such documents if the Company were so subject. The Company will also in any event (x) within 15 days of each Required Filing Date (i) transmit by mail to all Holders of Debt Securities, as their names and addresses appear in the Security Register, without cost to such Holders, copies of the annual reports and quarterly reports and (ii) file with the Trustees copies of the Financial Information, and (y) if filing such documents by the Company with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder (Section 1010).

    ADDITIONAL COVENANTS AND/OR MODIFICATIONS TO THE COVENANTS DESCRIBED
ABOVE. Any additional covenants of the Company and/or modifications to the covenants described above with respect to any Debt Securities or series thereof, including any covenants relating to limitations on incurrence of indebtedness or other financial covenants, will be set forth in the applicable Indenture or an indenture supplemental thereto and described in the Prospectus Supplement relating thereto.

    EVENTS OF DEFAULT, NOTICE AND WAIVER. Each Indenture will provide that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (i) default for 30 days in the payment of any installment of interest on any Debt Security of such series; (ii) default in the payment of principal of (or premium or Make-Whole Amount, if any, on) any Debt Security of such series at its Maturity; (iii) default in making any sinking fund payment as required for any Debt Security of such series; (iv) default in the performance or breach of any other covenant or warranty of the Company contained in the applicable Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), that continues for 60 days after written notice as provided in the applicable Indenture; (v) default in the payment of an aggregate principal amount exceeding $10,000,000 of any indebtedness of the Company or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured, such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled within a specified period of time; (vi) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary or either of its property; and (vii) any other Event of Default provided with respect to a particular series of Debt Securities (Section 501). The term "Significant Subsidiary" will mean each significant subsidiary (as defined in Regulation S-X promulgated under the Securities Act) of the Company.

    If an Event of Default under any Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the applicable Trustee or the Holders of not less than 25% of the principal amount of the Outstanding Debt Securities of that series will have the right to declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or indexed securities, such portion of the principal amount as may be specified in the terms thereof) of all the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the applicable Trustee if given by the Holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under any Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Trustee, the Holders of not less than a majority in principal amount of Outstanding Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) may rescind and annul such declaration and its consequences if (a) the Company has deposited with the applicable Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the applicable Trustee and (b) all events of default, other than the non-payment of accelerated principal (or specified portion thereof), with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) have been cured or waived as provided in such Indenture (Section
502). Each Indenture also will provide that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (y) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby (Section 513).

    Each Trustee will be required to give notice to the Holders of Debt Securities within 90 days of a default under the applicable Indenture unless such default has been cured or waived; provided, however, that such Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if Responsible Officers of such Trustee consider such withholding to be in the interest of such Holders (Section 601).

    Each Indenture will provide that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to such Indenture or for any remedy thereunder, except in the cases of failure of the applicable Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it (Section
507). This provision will not prevent, however, any Holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium or Make-Whole Amount, if any) and interest on, and any Additional Amounts in respect of such Debt Securities at the respective due dates thereof (Section 508).

    Subject to provisions in each Indenture relating to its duties in case of default, no Trustee will be under any obligation to exercise any of its rights or powers under an Indenture at the request or direction of any Holders of any series of Debt Securities then Outstanding under such Indenture, unless such Holders have offered to the Trustee thereunder reasonable security or indemnity (Section 602). The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under an Indenture, as the case may be) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee, or of exercising any trust or power conferred upon such Trustee. However, a Trustee may refuse to follow any direction which is in conflict with any law or the applicable Indenture, which may involve such Trustee in personal liability or which may be unduly prejudicial to the Holders of Debt Securities of such series not joining therein (Section 512).

    Within 120 days after the close of each fiscal year, the Company will be required to deliver to each Trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the applicable Indenture and, if so, specifying each such default and the nature and status thereof (Section 1011).

    MODIFICATION OF THE INDENTURES. Modifications and amendments of an Indenture will be permitted to be made only with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities issued under such Indenture which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby,
(a) change the stated maturity of the principal of, or any installment of interest (or premium or Make-Whole Amount, if any) on, any such Debt Security;
(b) reduce the principal amount of, or the rate or amount of interest on or any Additional Amounts payable in respect thereof, or any premium payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the Holder of any such Debt Security;
(c) change the place of payment, or the coin or currency, for payment of principal or premium, if any, or interest on any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (e) reduce the above-stated percentage of Outstanding Debt Securities of any series necessary to modify or amend the applicable Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the applicable Indenture; (f) if Subordinated Debt Securities, modify any of the provisions of the Subordinated Indenture relating to the subordination of such Subordinated Debt Securities in a manner adverse to the Holders thereof; or (g) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of such Debt Security (Section 902).

    The Holders of not less than a majority in principal amount of Outstanding Debt Securities of each series affected thereby will have the right to waive compliance by the Company with certain covenants in such Indenture (Section
1013).

    Modifications and amendments of each Indenture will be permitted to be made by the Company and the respective Trustee thereunder without the consent of any Holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another person to the Company as obligor under such Indenture;
(ii) to add to the covenants of the Company for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Company in an Indenture; (iii) to add Events of Default for the benefit of the Holders of all or any series of Debt Securities; (iv) to add or change any provisions of an Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action will not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect; (v) to change or eliminate any provisions of an Indenture, provided that any such change or elimination will become effective only when there are no Debt Securities Outstanding of any series created prior thereto which are entitled to the benefit of such provision; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series, including the provisions and procedures, if applicable, for the conversion of such Debt Securities into Common Shares or Preferred Shares of the Company; (viii) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under an Indenture by more than one Trustee; (ix) to cure any ambiguity, defect or inconsistency in an Indenture, provided that such action will not adversely affect the interests of Holders of Debt Securities of any series issued under such Indenture in any material respect; (x) to close either Indenture with respect to the authentication and delivery of additional sums of Debt Securities or to qualify, or maintain qualification of either Indenture under the Trust Indenture Act; or (xi) to supplement any of the provisions of an Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action will not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect (Section 901).

    Each Indenture will provide that in determining whether the Holders of the requisite principal amount of Outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of Holders of Debt Securities, (i) the principal amount of an Original Issue Discount Security that will be deemed to be Outstanding will be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (ii) the principal amount of any Debt Security denominated in a foreign currency that will be deemed Outstanding will be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (i) above), (iii) the principal amount of an indexed security that will be deemed Outstanding will be the principal face amount of such indexed security at original issuance, unless otherwise provided with respect to such indexed security pursuant to Section 301 of the applicable Indenture, and (iv) Debt Securities owned by the Company or any other obligor upon the Debt Securities or any affiliate of the Company or of such other obligor will be disregarded (Section 101).

    Each Indenture will contain provisions for convening meetings of the Holders of Debt Securities of a series (Section 1501). A meeting may be called at any time by the applicable Trustee, and also, upon request, by the Company or the Holders of at least 10% in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice given as provided in the Indenture (Section 1502). Except for any consent that must be given by the Holder of each Debt Security affected by certain modifications and amendments of an Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the

Holders of a majority in principal amount of the Outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with an Indenture will be binding on all Holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the Outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Debt Securities of a series, the persons holding or representing such specified percentage in principal amount of the Outstanding Debt Securities of such series will constitute a quorum (Section 1504).

    Notwithstanding the foregoing provisions, each Indenture will provide that if any action is to be taken at a meeting of Holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver and other action that such Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all Outstanding Debt Securities affected thereby, or the Holders of such series and one or more additional series: (i) there will be no minimum quorum requirement for such meeting, and (ii) the principal amount of the Outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action will be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under such Indenture (Section 1504).

    DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE. The Company may be permitted under the applicable Indenture to discharge certain obligations to Holders of any series of Debt Securities issued thereunder that have not already been delivered to the applicable Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the applicable Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest and any Additional Amounts to the date of such deposit (if such Debt Securities have become due and payable) or to the stated maturity or redemption date, as the case may be (Section 401).

    Each Indenture will provide that, if the provisions of Article Fourteen are made applicable to the Debt Securities of or within any series pursuant to
Section 301 of such Indenture, the Company may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay Additional Amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities, and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") (Section 1402) or (b) to be released from its obligations with respect to such Debt Securities under certain specified sections of Article Ten of such Indenture as specified in the applicable Prospectus Supplement, whereupon any omission to comply with such obligations will not constitute an Event of Default with respect to such Debt Securities ("covenant defeasance") (Section 1403), in either case upon the irrevocable deposit by the Company with the applicable Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at stated maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient without reinvestment to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

    Such a trust will only be permitted to be established if, among other things, the Company has delivered to the applicable Trustee an opinion of counsel (as specified in the applicable Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, will be required to refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable U.S. federal income tax law occurring after the date of the Indenture (Section 1404).

    "Government Obligations" will be defined in the Indentures to mean securities which are (i) direct obligations of the United States of America or the government which issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign currency in which the Debt Securities of such series are payable, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America or such government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and will also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the Holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the Holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (Section 101).

    Unless otherwise provided in the applicable Prospectus Supplement, if after the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series,
(a) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to Section 301 of the applicable Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or (b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security will be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate. "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or
(iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a foreign currency that ceases to be used by its government of issuance will be made in U.S. dollars.

    In the event the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (iv) under "Events of Default, Notice and Waiver" with respect to certain specified sections of Article Ten of each Indenture (which sections would no longer be applicable to such Debt Securities as a result of such covenant defeasance) or described in clause (vii) under "Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the applicable Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their stated maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Company would remain liable to make payment of such amounts due at the time of acceleration.

    The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

    CONVERSION RIGHTS. The terms and conditions, if any, upon which the Debt Securities are convertible into Common Shares or Preferred Shares will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Common Shares or Preferred Shares, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the Holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities and any restrictions on conversion, including restrictions directed at maintaining the Company's REIT status.

    REDEMPTION OF SECURITIES. Each Indenture will provide that the Debt Securities may be redeemed at any time at the option of the Company, in whole or in part, at the Redemption Price, except as may otherwise be provided in connection with any Debt Securities or series thereof (Section 1102).

    From and after notice has been given as provided in the Indentures, if funds for the redemption of any Debt Securities called for redemption have been made available on such redemption date, such Debt Securities will cease to bear interest on the date fixed for such redemption specified in such notice (Section
1105), and the only right of the Holders of the Debt Securities will be to receive payment of the Redemption Price (Section 1106).

    Notice of any optional redemption of any Debt Securities will be given to Holders at their addresses, as shown in the Security Register, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the Debt Securities held by such Holder to be redeemed (Section 1104). With respect to Bearer Securities, notice will be sufficiently given if published in an Authorized Newspaper in the City of New York and in such other city or cities as may be specified in the Debt Securities (Section
106).

    If the Company elects to redeem Debt Securities, it will notify the applicable Trustee at least 45 days prior to the redemption date (or such shorter period as satisfactory to such Trustee) of the aggregate principal amount of Debt Securities to be redeemed and the redemption date (Section 1102). If less than all the Debt Securities are to be redeemed, the applicable Trustee will select the Debt Securities to be redeemed pro rata, by lot or in such manner as it deems fair and appropriate (Section 1103).

    GLOBAL SECURITIES. The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depository identified in the applicable Prospectus Supplement relating to such series (Section 201). Global Securities, if any, issued in the United States are expected to be deposited with the Depository Trust Company, as Depository. Global Securities may be issued in fully registered form and may be issued in either temporary or permanent form. Unless and until a Global Security is exchanged in whole or in part for the individual Securities represented thereby, it may not be transferred except as a whole by the Depository for such Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any nominee of such Depository to a successor Depository or any nominee of such successor.

    The specific terms of the depository arrangement with respect to particular Securities will be described in the Prospectus Supplement relating to such Securities. The Company expects that unless otherwise indicated in the applicable Prospectus Supplement, the following provisions will apply to depository arrangements.

    Upon the issuance of a Global Security, the Depository for such Global Security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Securities represented by such Global Security to the accounts of persons that have accounts with such Depository ("Participants"). Such accounts will be designated by the underwriters, dealers or agents with respect to such Securities or by the Company if such Securities are offered directly by the Company. Ownership of beneficial interests in such Global Security will be limited to Participants or person that may hold interests through Participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository for such Global Security or its nominee (with respect to beneficial interests of participants) and records of Participants (with respect to beneficial interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a Global Security.

    So long as the Depository for a Global Security or its nominee is the registered owner of such Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Securities represented by such Global Security for all purposes. Except as described below or in the applicable Prospectus Supplement, owners of beneficial interest in a Global Security will not be entitled to have any of the individual Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Securities in definitive form and will not be considered the Owners or Holders thereof.

    Payment with respect to Securities represented by a Global Security registered in the name of a Depository or its nominee (including dividends, with respect to Common Shares, dividends and any redemption payments on Preferred Shares and principal of, any premium or Make-Whole Amount and any interest on, or any Additional Amounts payable with respect to, individual Debt Securities) will be made to the Depository or its nominee, as the case may be, as the registered owner of the Global Security. None of the Company, any Trustee, any Paying Agent, the Security Registrar or any transfer agent for Securities represented by a Global Security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security for such Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    The Company expects that the Depository for any Securities or its nominee, upon receipt of any payment with respect to Securities represented by a Global Security will immediately credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in such Global Security as shown on the records of such Depository or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in street name. Such payments will be the responsibility of such Participants.

    If a Depository for any Securities is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue individual Securities in exchange for the Global Security representing such discretion, subject to any limitations described in the Prospectus Supplement relating to such Securities, determine not to have any of such Securities represented by one or more Global Securities and in such event will issue individual Securities in exchange for the Global Security or Securities representing such Securities. Individual Debt Securities so issued will be issued in denominations of $1,000 and integral multiples thereof.

PROVISIONS APPLICABLE SOLELY TO SUBORDINATED DEBT SECURITIES

    GENERAL. Subordinated Debt Securities will be issued under the Subordinated Indenture and will rank pari passu with certain other subordinated debt of the Company that may be outstanding from time to time and will rank junior to all Senior Debt of the Company, including the Senior Debt Securities, that may be outstanding from time to time. All Section references appearing below are to Sections of the Subordinated Indenture.

    If Subordinated Debt Securities are issued under the Subordinated Indenture, the aggregate principal amount of Senior Debt outstanding as of a recent date will be set forth in the Prospectus Supplement. The Subordinated Indenture will not restrict the amount of Senior Debt that the Company may incur.

    The term "Senior Debt" will be defined in the Subordinated Indenture to mean: (i) the principal of and premium, if any, and interest on indebtedness for borrowed money; (ii) purchase money and similar obligations; (iii) obligations under capital leases; (iv) guarantees, assumptions or purchase commitments relating to, or other transactions as a result of which the Company is responsible for payment of, such indebtedness of others; (v) renewals, extensions and refunding of any such indebtedness; (vi) interest or obligations in respect of any such indebtedness accruing after the commencement of any insolvency or bankruptcy proceedings; and (vii) obligations associated with derivative products such as interest rate and currency exchange contracts, foreign exchange contracts, commodity contracts, and similar arrangements, unless, in each case, the instrument by which the Company incurred, assumed or guaranteed the indebtedness or obligations described in clauses (i) through
(vii) expressly provides that such indebtedness or obligation is subordinate or junior in right of payment to any other indebtedness or obligations of the Company. As used in the preceding sentence, the term "purchase-money obligations" means indebtedness or obligations evidenced by a note, debenture, bond or other instrument (whether or not secured by any lien or other security interest but excluding indebtedness or obligations for which recourse is limited to the property purchased) issued or assumed as all or a part of the consideration for the acquisition of property, whether by purchase, merger, consolidation or otherwise, but will not include any trade accounts payable (Section 101).

    SUBORDINATION. The payment of the principal of (and premium, if any) and interest on the Subordinated Debt Securities is expressly subordinated, to the extent and in the manner set forth in the Subordinated Indenture, in right of payment to the prior payment in full of all Senior Debt of the Company (Section
1601).

    No Payment or Distribution will be made by the Company, the Trustee or the Paying Agent on account of principal of (or premium, if any) or interest on the Subordinated Debt Securities, whether upon stated maturity, upon redemption or acceleration, or otherwise, or on account of the purchase or other acquisition of Subordinated Debt Securities, whether upon stated maturity, upon redemption or acceleration, or otherwise, if there has occurred and be continuing a default with respect to any Senior Debt permitting the acceleration thereof or with respect to the payment of any Senior Debt and (a) such default is the subject of a judicial proceeding or (b) notice of such default in writing or by telegram has been given to the Company by any holder or holders of any Senior Debt, unless and until the Company has received written notice from such holder or holders that such default or event of default has been cured or waived or has ceased to exist (Section 1602).

    Upon any acceleration of the principal of the Subordinated Debt Securities or any payment by the Company or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to creditors upon any dissolution or winding up or liquidation or reorganization of the Company, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other proceedings, all amounts due or to become due upon all Senior Debt will first be paid in full in cash, or payment thereof provided for to the satisfaction of the holders thereof, before any Payment or Distribution is made on account of the redemption price or principal of (and premium, if any) or interest on the Subordinated Debt Securities; and (subject to the power of a court of competent jurisdiction to make other equitable provision, which has been determined by such court to give effect to the rights conferred in Article 16 of the Subordinated Indenture upon the Senior Debt and the holders thereof with respect to the Subordinated Debt Securities or the Holders thereof or the Trustee, by a lawful plan of reorganization or readjustment under applicable law) upon any such dissolution or winding up or liquidation or reorganization, any Payment or Distribution by the Company or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to which the Holders of the Subordinated Debt Securities or the Trustee would be entitled except for the provisions of Article 16 of the Subordinated Indenture, will be paid by the Company or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other Person making such Payment or Distribution directly to the holders of Senior Debt of the

Company or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any Senior Debt may have been issued, as their respective interests may appear, to the extent necessary to pay all Senior Debt in full in cash, after giving effect to any concurrent payment or distribution to or for the holders of Senior Debt, before any Payment or Distribution is made to the Holders of the Subordinated Debt Securities or to the Trustee, except that the Trustee will have a lien for the payment of its fees and expenses (Section 1602).

    In the event that, notwithstanding the foregoing, any Payment or Distribution by the Company of any kind or character, whether in cash, property or securities, prohibited by the foregoing, will be received by the Trustee or the Holders of the Subordinated Debt Securities before all Senior Debt is paid in full in cash, or provision is made for such payment to the satisfaction of the holders thereof, and if such fact has then been or thereafter is made known to a Responsible Officer of the Trustee or, as the case may be, such Holder, then and in such event such Payment or Distribution will be paid over or delivered to the holders of Senior Debt or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any Senior Debt may have been issued, as their respective interests may appear, for application to the payment of all Senior Debt remaining unpaid to the extent necessary to pay all Senior Debt in full in cash, after giving effect to any concurrent Payment or Distribution to or for the holders of such Senior Debt, and, until so delivered, the same will be held in trust by any Holder of a Security as the property of the holders of Senior Debt (Section 1602).

    The holders of Senior Debt may, at any time and from time to time, without the consent of or notice to the Holders of the Subordinated Debt Securities, without incurring responsibility to the Holders of the Subordinated Debt Securities and without impairing or releasing the obligations of the Holders of the Subordinated Debt Securities hereunder to the holders of Senior Debt: (i) change the manner, place or terms of payment or change or extend the time of payment of, or renew or alter, Senior Debt, or otherwise amend in any manner Senior Debt or any instrument evidencing the same or any agreement under which Senior Debt is outstanding; (ii) sell, exchange, release or otherwise deal with any property pledged, mortgaged or otherwise securing Senior Debt; (iii) release any Person liable in any manner for the collection of Senior Debt; and/or (iv) exercise or refrain from exercising any rights against the Company and any other Person (Section 1602).

    SUBROGATION. Subject to the payment in full in cash of all amounts then due (whether by acceleration of the maturity thereof or otherwise) on account of all Senior Debt at the time outstanding, the Holders of the Subordinated Debt Securities will be subrogated to the rights of the holders of Senior Debt to receive Payments or Distributions of cash, property or securities of the Company applicable to the Senior Debt until the principal of (and premium, if any) and interest on the Subordinated Debt Securities is paid in full; and, for the purposes of such subrogation, no Payments or Distributions to the holders of Senior Debt to which the Holders of the Subordinated Debt Securities or the Trustee would be entitled except for the provisions of Article 16 of the Subordinated Indenture, and no payments other than pursuant to the provisions of
Article 16 of the Subordinated Indenture to the holders of Senior Debt by Holders of the Subordinated Debt Securities or the Trustee, will, as between the Company, the Company's creditors other than holders of Senior Debt, and the Holders of the Subordinated Debt Securities, be deemed to be a payment by the Company to or on account of the Senior Debt. It is understood that the provisions of Article 16 of the Subordinated Indenture are and are intended solely for the purpose of defining the relative rights of the Holders of the Subordinated Debt Securities, on the one hand, and the holders of Senior Debt, on the other hand (Section 1603).

                  DESCRIPTION OF SHARES OF BENEFICIAL INTEREST

    The following is a summary of the terms of the shares of beneficial interest in the Company. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Declaration of Trust and the By-laws. See "Available Information."

GENERAL

    The Declaration of Trust authorizes the issuance of up to 60,000,000 shares of beneficial interest in the Company, of which 47,727,273 are common shares, par value $.001 per share ("Common Shares"), 2,272,727 are Class B Common Shares, par value $.001 per share ("Class B Common Shares"), and 10,000,000 are shares of Series Preferred Shares, par value $.001 per share ("Preferred Shares"). As of October 31, 1996, there were 14,312,195 shares of Common Stock issued and outstanding and 2,272,727 shares of Class B Common Stock issued and outstanding, all of which are fully-paid and non-assessable. The Class B Common Stock was issued in May 1996 upon conversion of the Company Series A Preferred Stock. As a consequence of such conversion, no shares of Preferred Stock are as of October 31, 1996 issued and outstanding, and the Series A Preferred Stock reverted to the status of authorized and unissued Preferred Stock.

    Title 8 of the Corporations and Associations Article of the Annotated Code of Maryland (the "Maryland Real Investment Trust Law") and the Company's Declaration of Trust provide that no shareholder shall be personally liable for any obligation of the Company. However, with respect to tort claims, claims for taxes and certain statutory liabilities, shareholders may, in some jurisdictions, be personally liable to the extent such claims are not satisfied by the Company. Because the Company has public liability insurance in amounts that it considers adequate, any risk of personal liability to shareholders would be limited to situations in which the Company's assets, together with its insurance coverage, would be insufficient to satisfy the claims against the Company and its shareholders.

COMMON SHARES

    Holders of Common Shares are entitled to receive dividends when and as declared by the Board of Trustees out of funds legally available therefor after payment of any preferential dividends to the holders of any series of Preferred Shares that may then be issued and outstanding. Upon any liquidation, dissolution or winding up of the Company, holders of Common Shares are entitled to receive ratably any assets remaining after payment in full of all liabilities of the Company and any preferential payments to the holders of Preferred Shares. The holders of Common Shares are entitled to one vote per share on all matters voted on by shareholders, including elections of trustees, and, except as otherwise required by law with respect to class voting rights, or as granted to the holders of Class B Common Shares, or provided in any resolution adopted by the Board of Trustees with respect to any series of Preferred Shares establishing the powers, designations, preferences and relative, participating, optional or other special rights of such series, the holders of Common Shares possess all voting powers. Holders of Common Shares do not possess preemptive rights to subscribe for additional securities of the Company or the right to cumulate their shares in the election of trustees or in any other matter. All Common Shares offered by the Company will be, and all issued and outstanding Common Shares are, fully paid and non-assessable.

    The transfer agent and registrar for the Common Shares is First Chicago Trust Company of New York, Jersey City, New Jersey.

CLASS B COMMON SHARES

    DIVIDENDS

    Holders of Class B Common Shares are entitled to receive, when and as declared by the Board of Trustees, out of funds legally available therefor, dividends PARI PASSU with any dividends paid on the Common Shares, in an amount per share equal to the Class B Common Shares Common Dividend Amount as in effect from time to time. Each calendar quarter is referred to as a "Dividend Period." The amount of dividends payable with respect to each full Dividend Period is computed by dividing the Class B Common Shares Common Dividend Amount by four. The amount of dividends on the Class B Common Shares with respect to any Dividend Period shorter or longer than a full Dividend Period is computed ratably on the basis of the actual number of days in such Dividend Period. The initial Class B Common Shares Dividend Amount is $1.7268. Upon a change in the quarterly cash dividend per share applicable to the Common Shares, the quarterly cash dividend per share of the Class B Common Shares is adjusted for the same Dividend Period by an amount computed by multiplying the amount of the change in the Common Shares dividend by the Conversion Ratio (as defined below).

    In the event that the Company declares a distribution payable in (i) securities of other persons, (ii) evidences of indebtedness issued by the Company or other persons, (iii) assets (excluding cash dividends) or (iv) options or rights to purchase shares of beneficial interest or evidences of indebtedness in the Company or other persons, then the holders of Class B Common Shares will be entitled to a proportionate share of any such distribution as though they were the holders of the number of Common Shares into which their Class B Common Shares are or would be convertible (assuming such Class B Common Shares were then convertible) as of the record date fixed for determination of the holders of Common Shares entitled to receive such distribution.

    LIQUIDATION RIGHTS

    Subject to any prior rights of any other class or series of shares of beneficial interest in the Company, the holders of the Class B Common Shares will be entitled to receive the remaining assets of the Company available for distribution pro rata with the holders of Common Shares as though they were the holders of the number of Common Shares into which their Class B Common Shares are or would be convertible (assuming such Class B Common Shares were then convertible) as of the record date applicable to such distribution.

    Neither a consolidation or merger of the Company with or into any other entity, nor a merger of any other entity into the Company, nor the purchase or redemption of all or part of the outstanding shares of any class or classes of shares of beneficial interest in the Company, nor a sale or transfer of all or any part of the Company's assets, will be considered a liquidation, dissolution or winding up of the Company.

    VOTING RIGHTS

    The holders of Class B Common Shares are not entitled to vote on any matter on which the holders of Common Shares are entitled to vote, except that the holders of a majority of the Class B Common Shares, voting as a separate class, must approve (i) any material adverse change in the rights, preferences or privileges of the Class B Common Shares and (ii) any creation of a new class of shares of beneficial interest having rights, preferences or privileges senior to or on a parity with the preferences or privileges of the Class B Common Shares.

    CONVERSION RIGHTS

    Beginning on September 30, 1998, and at the end of each calendar quarter thereafter, the number of Class B Common Shares will mandatorily convert into such number of Common Shares as will result in the holders of the Class B Common Shares owning, in the aggregate, 4.9% of the then outstanding Common Shares; and if on any such date the total number of outstanding Class B Common Shares would not, upon conversion, result in the holders thereof owning, in the aggregate, 4.9% of the then outstanding Common Shares, then all such outstanding Class B Common Shares will mandatorily convert into Common Shares.

    On May 22, 2006, each remaining Class B Common Share which has not been converted to Common Shares will mandatorily convert to that number of non-assessable Common Shares equal to the Conversion Ratio, as adjusted, regardless of the 4.9% limitation.

    Beginning on September 21, 1998, the holders of Class B Common Shares will have the right, at their option, to convert each such Class B Common Share, at any time and from time to time, into one fully paid and non-assessable Common Share (the "Conversion Ratio," which is subject to adjustment as provided below); PROVIDED, HOWEVER, that no holder of Class B Common Shares will be entitled to convert such Class B Common Shares into Common Shares pursuant to the foregoing provision if, as a result of such conversion, such person would become the Beneficial Owner of more than 4.9% of the outstanding Common Shares. "Beneficial Owner" has the meaning set forth in Rule 13d-3 under the Exchange Act (or any successor provision thereto). Notwithstanding the foregoing, the conversion right described above may be exercised at any time and irrespective of the 4.9% limitation (and no such limit will apply) if any of the following circumstances occurs:

        (i) For any two consecutive fiscal quarters, the aggregate amount outstanding as of the end of the quarter under (A) all mortgage indebtedness of the Company and its consolidated entities and (B) unsecured indebtedness of the Company and its consolidated entities for money borrowed that has not been made generally subordinate to the other indebtedness for borrowed money of the Company or any consolidated entity exceeds 55% of the Company's total market capitalization, defined as the market value of all of the Company's outstanding shares of beneficial interest, assuming the conversion of all outstanding convertible securities, including the Class B Common Shares, plus the amount of the Company's total non-convertible indebtedness; or

        (ii) Fewer than three of John S. Gates, Jr., Robert M. Stovall, Michael
    M. Mullen and Paul S. Fisher are continuing as Key Managers of the Company. (For purposes of this subparagraph (ii), a "Key Manager" means a person who (A) is employed by the Company and (B) actively participates as a senior executive officer in the management of the Company); or

       (iii) If (A) the Company is party to, or has announced or entered into an agreement for, any transaction (including, without limitation, a merger, consolidation, statutory share exchange or sale of all or substantially all of its assets (each of the foregoing a "Transaction")), in each case as a result of which Common Shares have been or will be converted into the right to receive shares of beneficial interest, securities or other property (including cash or any combination thereof) or which has resulted or will result in the holders of Common Shares immediately prior to the Transaction owning less than 50% of the Common Shares after the Transaction, or (B) a "Change of Control" as defined in the next sentence occurs with respect to the Company. "Change of Control" means the acquisition (including by virtue of a merger, share exchange or other business combination) by one shareholder or a group of shareholders acting in concert of the power to elect a majority of the Company's Board of Trustees.

    No fractional shares will be issued upon conversion of the Class B Common Shares into Common Shares, and the number of Common Shares to be issued will be rounded to the nearest whole share.

    The Conversion Ratio is subject to adjustment as follows:

        (i) In the event that the Company at any time (A) pays a dividend or makes a distribution to holders of Common Shares in Common Shares, (B) subdivides its outstanding Common Shares into a larger number of shares, (C) combines its outstanding Common Shares into a smaller number of shares, or
    (D) issues by reclassification of its Common Shares any shares of beneficial interest in the Company, the Conversion Ratio in effect immediately prior thereto will be adjusted as provided below so that the holder of any Class B Common Shares thereafter surrendered for conversion will be entitled to receive the number of Common Shares which such holder would have owned or have been entitled to receive after the happening of any of the events described above, had such Class B Common Shares been converted immediately prior to the happening of such event. Any adjustment made pursuant to this subparagraph (i) will become effective retroactively immediately after the record date in the case of a dividend and will become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

        (ii) In case the Company issues rights or warrants to all holders of Common Shares entitling them to subscribe for or purchase Common Shares at a price per share less than the current market price (as hereinafter defined) per share of Common Shares at the record date mentioned below, the number of Common Shares into which each Class B Common Share will thereafter be convertible will be determined by multiplying the number of Common Shares into which such Class B Common Share was theretofore convertible by a fraction, of which the numerator will be the number of Common Shares outstanding on the date of issuance of such rights or warrants plus the number of additional Common Shares offered for subscription or purchase, and of which the denominator will be the number of Common Shares outstanding on the date of issuance of such rights or warrants plus the number of Shares which the aggregate offering price of the total number of Shares so offered would purchase at such current market price. Such adjustment will be made whenever such rights or warrants are issued, and will become effective retroactively immediately after the record date for the determination of shareholders entitled to receive such rights or warrants.

       (iii) In case the Company distributes to all holders of Common Shares evidences of its indebtedness or assets or rights or warrants to subscribe for or purchase securities issued by the Company or property of the Company (excluding those referred to in subparagraph (ii) above), then in each such case the number of Common Shares into which each Class B Common Share will thereafter be convertible will be determined by multiplying the number of Common Shares into which such Class B Common Share was theretofore convertible by a fraction, of which the numerator will be the current market price per share of the Common Shares, and of which the denominator will be such current market price per share of Common Shares, less the then fair market value (as determined by the Board of Trustees of the Company, whose determination will be conclusive) of the portion of the assets or evidence of indebtedness so distributed or of such rights or warrants applicable to one of the Common Shares. Such adjustment will be made whenever any such distribution is made, and will become effective retroactively immediately after the record date for the determination of shareholders entitled to receive such distribution.

        (iv) If any such rights or warrants referred to above expires without having been exercised, the Conversion Ratio as theretofore adjusted because of the issuance of such rights or warrants will forthwith be readjusted to the Conversion Ratio which would have been in effect had an adjustment been made on the basis that only the rights or warrants issued or sold were those rights or warrants actually exercised and that with respect to any such rights or warrants to subscribe for or purchase securities issued by the Company, other than Common Shares or property of the Company, the fair market value thereof will be the fair market value of the rights or warrants actually exercised or warrants actually exercised.

    For the purpose of any computation under these paragraphs (i)-(iv), the current market price per Common Share at any date will be deemed to be the average of the daily closing prices for the 15 consecutive business days commencing 30 business days before the day in question. The closing price for each day will be the last reported sale price regular way or, in the case no such reported sale takes place on such day, the average of the reported closing bid and asked prices regular way, in either case on the NYSE, or, if the Common Shares are not listed or admitted to trading on the NYSE, on any national securities exchange, designated by the Board of Trustees, on which the Common Shares are listed or admitted to trading, or if not listed or admitted to trading on any national securities exchange, the average of the closing bid and asked prices as furnished by any NYSE firm selected from time to time by the Company for such purpose.

    No adjustment of the Conversion Ratio will be made as a result of or in connection with the issuance of Common Shares pursuant to options or share purchase agreements now or hereafter granted or entered into with trustees, officers or employees of the Company or its subsidiaries in connection with their employment, whether entered into at the beginning of the employment or at any time thereafter.

    In case of:

        (i) any capital reorganization of the Company, or

        (ii) the consolidation or merger of the Company with or into another entity, or

       (iii) a statutory share exchange whereby the Common Shares are converted into property other than cash, or

        (iv) the sale, transfer or other disposition of all or substantially all of the property, assets or business of the Company as a result of which sale, transfer or other disposition property other than cash will be payable or distributable to the holders of the Common Shares, then, in each such case, each Class B Common Share will thereafter be convertible into the number and class of shares or other securities or property of the Company, or of the entity resulting from such consolidation or merger or with or to which such statutory share exchange, sale, transfer or other disposition has been made, to which the Common Shares otherwise issuable upon conversion of such Class B Common Share would have been entitled upon such reorganization, consolidation, merger, statutory share exchange, or sale, transfer or other disposition if outstanding at the time thereof; and in any such case appropriate adjustment, as determined by the Board of Trustees, will be made in the application of the provisions set forth in the foregoing paragraph with respect to the conversion rights thereafter of the holders of the Class B Common Shares, to the end that such provisions will thereafter be applicable, as nearly as reasonably may be, in relation to any shares or securities or other property thereafter issuable or deliverable upon the conversion of Class B Common Shares. Proper provision will be made as a part of the terms of any such reorganization, consolidation, merger, statutory share exchange or sale, transfer or other disposition whereby the conversion rights of the holders of Class B Common Shares will be protected and preserved in accordance with the provisions of this paragraph. The provisions of this paragraph will similarly apply to successive capital reorganizations, consolidations, mergers, statutory share exchanges, sales, transfers or other dispositions of property as aforesaid.

    Upon conversion of any Class B Common Shares, no payment or adjustment will be made on account of dividends accrued, whether or not in arrears, on such shares or on account of dividends declared and payable to holders of Common Shares of record on a date prior to the date of conversion.

    If the Company is party to any Transaction in each case as a result of which Common Shares will be converted into the right to receive securities or other property (including cash or any combination thereof), the holder of each Class B Common Share will have the right after such Transaction to convert such share, pursuant to the optional conversion provisions hereof, into the number and kind of shares of beneficial interest or other securities and the amount and kind of property receivable upon such Transaction by a holder of the number of Common Shares issuable upon conversion of such Class B Common Share immediately prior to such Transaction. The Company will not be party to any Transaction unless the terms of such Transaction are consistent with the provisions of this paragraph, and it will not consent to or agree to the occurrence of any Transaction until the Company has entered into an agreement with the successor or purchasing entity, as the case may be, for the benefit of the holders of the Class B Common Shares, thereby enabling the holders of the Class B Common Shares to receive the benefits of this paragraph and the other provisions of the Company's Declaration of Trust applicable to the Class B Common Shares.

PREFERRED SHARES

    GENERAL. Preferred Shares may be issued from time to time, in one or more series, as authorized by the Board of Trustees. Prior to issuance of shares of each series, the Board is required to fix for each such series, subject to the provisions of Maryland law and the Declaration of Trust, the powers, designations, preferences and relative, participating, optional or other special rights of such series and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other matters as may be fixed by resolution of the Board of Trustees or a duly authorized committee thereof. The Board could authorize the issuance of Preferred Shares with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority of, Common Shares might believe to be in their best interests, or in which holders of some, or a majority of, Common Shares might receive a premium for their Common Shares over the then market price of such shares. The Preferred Shares will, when issued, be fully-paid and non-assessable and will have no preemptive rights.

    The Prospectus Supplement relating to any Preferred Shares offered thereby will contain the specific terms, including:

        (1) The title and stated value of such Preferred Shares;

        (2) The number of such Preferred Shares offered, the liquidation preference per share and the offering price of such Preferred Shares;

        (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Shares;

        (4) The date from which dividends on such Preferred Shares will accumulate, if applicable.

        (5) The procedures for any auction and remarketing, if any, for such Preferred Shares;

        (6) The provision for a sinking fund, if any, for such Preferred Shares;

        (7) The provisions for redemption, if applicable, of such Preferred Shares;

        (8) Any listing of such Preferred Shares on any securities exchange;

        (9) The terms and conditions, if applicable, upon which such Preferred Shares will be convertible into Common Shares of the Company, including the conversion price (or manner of calculation thereof);

       (10) A discussion of federal income tax considerations applicable to such Preferred Shares;

       (11) The relative ranking and preferences of such Preferred Shares as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

       (12) Any limitations on issuance of any series of Preferred Shares ranking senior to or on a parity with such series of Preferred Shares as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

       (13) Any limitations on direct or beneficial ownership and restrictions on transfer of such Preferred Shares, in each case as may be appropriate to preserve the status of the Company as a REIT; and

       (14) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Shares.

    The Registrar and Transfer Agent for the Preferred Shares will be set forth in the applicable Prospectus Supplement.

    RANK. Unless otherwise specified in the Prospectus Supplement, the Preferred Shares will, with respect to dividend rights and/or rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Shares of the Company, and to all Equity Shares (defined below) ranking junior to such Preferred Shares; (ii) on a parity with all Equity Shares issued by the Company the terms of which specifically provide that such Equity Shares rank on a parity with the Preferred Shares; and (iii) junior to all Equity Shares issued by the Company the terms of which specifically provide that such Equity Shares rank senior to the Preferred Shares. The term "Equity Shares" includes Common Shares and Preferred Shares and does not include convertible debt securities.

    DIVIDENDS. Holders of the Preferred Shares of each series will be entitled to receive, when, as and if declared by the Board of Trustees of the Company, out of assets of the Company legally available for payment, cash dividends at such rates (or method of calculation thereof) and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend will be payable to holders of record as they appear on the stock transfer books of the Company on such record dates as are fixed by the Board of Trustees of the Company.

    Dividends on any series of Preferred Shares may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Trustees of the Company fails to declare a dividend payable on a dividend payment date on any series of the Preferred Shares for which dividends are non-cumulative, then the holders of such series of the Preferred Shares will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

    If any Preferred Shares of any series are outstanding, no full dividends will be declared or paid or set apart for payment on any Preferred Shares of the Company of any other series ranking, as to dividends, on a parity with or junior to the Preferred Shares of such series for any period unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Shares of such series for all past dividend periods and the then current dividend period or (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Shares of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Preferred Shares of any series and the shares of any other series of Preferred Shares ranking on a parity as to dividends with the Preferred Shares of such series, all dividends declared upon the Preferred Shares of such series and any other series of Preferred Shares ranking on a parity as to dividends with such Preferred Shares will be declared pro rata so that the amount of dividends declared per share on Preferred Shares of such series and such other series of Preferred Shares will in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Shares of such series (which will not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Shares do not have a cumulative dividend) and such other series of Preferred Shares bear to each other. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on Preferred Shares of such series which may be in arrears.

    Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends on the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends on the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no dividends (other than in Common Shares or other shares of beneficial interest ranking junior to the Preferred Shares of such series as to dividends and upon liquidation) will be declared or paid or set aside for payment or other distribution upon the Common Shares, or any other shares of beneficial interest in the Company ranking junior to or on a parity with the Preferred Shares of such series as to dividends or upon liquidation, nor will any Common Shares, or any other shares of beneficial interest of the Company ranking junior to or on a parity with the Preferred Shares of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for other shares of beneficial interest of the Company ranking junior to the Preferred Shares of such series as to dividends and upon liquidation).

    Any dividend payment made on a series of Preferred Shares will first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

    REDEMPTION. If so provided in the applicable Prospectus Supplement, the Preferred Shares will be subject to mandatory redemption or redemption at the option of the Company, in whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

    The Prospectus Supplement relating to a series of Preferred Shares that is subject to mandatory redemption will specify the number of Preferred Shares, if any, that will be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which will not, if such Preferred Shares do not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Shares of any series is payable only from the net proceeds of the issuance of shares of beneficial interest in the Company, the terms of such Preferred Shares may provide that if no such shares of beneficial interest have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Shares will automatically and mandatorily be converted into the applicable shares of beneficial interest in the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

    Notwithstanding the foregoing, unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends on all Preferred Shares of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the current dividend period and (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends on all shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no Preferred Shares of such series will be redeemed unless all outstanding Preferred Shares of such series are simultaneously redeemed; provided, however, that the foregoing will not prevent the purchase or acquisition of Preferred Shares of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Shares of such series. In addition, unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends on all outstanding Preferred Shares of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends on all shares of such series of Preferred Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, the Company will not purchase or otherwise acquire directly or indirectly any Preferred Shares of such series (except by conversion into or exchange for shares of beneficial interest of the Company ranking junior to the Preferred Shares of such series as to dividends and upon liquidation); provided, however, that the foregoing will not prevent the purchase or acquisition of Preferred Shares of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Shares of such series.

    If fewer than all of the outstanding Preferred Shares of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holders (with adjustments to avoid redemption of fractional shares) or in any other manner determined by the Company.

    Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Shares of any series to be redeemed at the address shown on the stock transfer books of the Company. Each notice will state: (i) the redemption date; (ii) the number of shares and series of Preferred Shares to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Shares are to be surrendered for payment of the redemption prices; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares will terminate. If fewer than all of the Preferred Shares of any series are to be redeemed, the notice mailed to each such holder thereof will also specify the number of Preferred Shares to be redeemed from each such holder. If notice of redemption of any Preferred Shares has been given and if the funds necessary for such redemption have been irrevocably set aside by the Company in trust for the benefit of the holders of any Preferred Shares so called for redemption, then from and after the redemption date dividends will cease to accrue on such Preferred Shares, such Preferred Shares will no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

    LIQUIDATION PREFERENCE. Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment will be made to the holders of any Common Shares or any other class or series of shares of beneficial interest in the Company ranking junior to the Preferred Shares in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Shares will be entitled to receive out of assets of the Company legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which will not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Shares do not have a cumulative dividend). After payment of the full amount for the liquidating distributions to which they are entitled, the holders of Preferred Shares will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the legally available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Shares and the corresponding amounts payable on all shares of other classes or series of shares of beneficial interest in the Company ranking on a parity with the Preferred Shares in the distribution of assets, then the holders of the Preferred Shares and all other such classes or series of shares of beneficial interest will share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

    If liquidating distributions have been made in full to all holders of a series of Preferred Shares, the remaining assets of the Company will be distributed among the holders of any other classes or series of shares of beneficial interest ranking junior to the Preferred Shares upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other trust, corporation or entity, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, will not be deemed to constitute a liquidation, dissolution or winding up of the Company.

    VOTING RIGHTS. Holders of Preferred Shares will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

    Unless provided otherwise for any series of Preferred Shares, so long as any Preferred Shares remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of each series of Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize, create or increase the authorized or issued amount of, any class or series of shares of beneficial interest ranking prior to such series of Preferred Shares with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized shares of beneficial interest in the Company into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Company's Declaration of Trust, whether by merger, consolidation or otherwise (an "Event"), so as to materially adversely affect any right, preference, privilege or voting power of such series of Preferred Shares or the holders thereof; provided, however, with respect to the occurrence of any of the Events set forth in (ii) above, so long as the Preferred Shares remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event, the Company may not be the surviving entity, the occurrence of any such Event will not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Preferred Shares and provided further that (x) any increase in the amount of the authorized Preferred Shares or the creation or issuance of any other series of Preferred Shares, or (y) any increase in the amount of authorized shares of such series or any other series of Preferred Shares, in each case ranking on a parity with or junior to the Preferred Shares of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, will not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

    The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required is effected, all outstanding Preferred Shares of such series have been redeemed or called for redemption and sufficient funds have been deposited in trust to effect such redemption.

    CONVERSION RIGHTS. The terms and conditions, if any, upon which any series of Preferred Shares is convertible into Common Shares will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of Common Shares into which the Preferred Shares are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Shares or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Preferred Shares.

RESTRICTIONS ON TRANSFER

    For the Company to qualify as a REIT under the Code, Common Shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which REIT status is elected) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the issued and outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entitles) during the last half of a taxable year (other than the first year for which REIT status is elected) or during a proportionate part of a shorter taxable year. To ensure compliance with these requirements, the Declaration of Trust contains provisions restricting the ownership and acquisition of shares of beneficial interest in the Company, including any Preferred Shares of the Company.

    The Declaration of Trust, subject to an exception in favor of Capital and Regional Properties, plc ("CRP-London"), provides that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% in value (the "Ownership Limit") of the issued and outstanding Common Shares or Preferred Shares (collectively, "Equity Shares"). The constructive ownership rules are complex and may cause Equity Shares owned directly or constructively by a group of related individuals and/or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of the Equity Shares (or the acquisition of an interest in an entity which owns Equity Shares) by an individual or entity could cause that individual or entity (or another individual or entity) to own constructively in excess of 9.8% of the Equity Shares, and thus subject such Equity Shares to the Ownership Limit. In addition, for these purposes, Common Shares that may be acquired upon conversion or exchange of convertible Debt Securities directly or constructively held by an investor, but not necessarily Common Shares issuable with respect to convertible Debt Securities held by others, will be deemed to be outstanding prior to conversion or exchange, for purposes of determining the percentage of ownership of Equity Shares held by that investor. The Board of Trustees may, upon the receipt of a ruling from the IRS or an opinion of counsel satisfactory to it, waive the Ownership Limit with respect to a given holder if such holder's ownership will not then or in the future jeopardize the Company's status as a REIT.

    Recent tax legislation relaxed the rules concerning ownership of stock in a REIT by certain domestic pension trusts. The Declaration of Trust does not implement this change in the tax law. Under the Declaration of Trust, domestic pension funds are subject to the restriction on ownership of more than 9.8% of the value of the outstanding shares of beneficial interest.

    The Declaration of Trust contains a provision which limits the right of any shareholder to transfer or otherwise dispose of his Equity Shares in a manner which is contrary to the Ownership Limit. If any shareholder purports to transfer his shares to another person and either the transfer would result in the Company failing to qualify as a REIT or such transfer would cause the transferee to hold more than the Ownership Limit, the purported transfer will be null and void and the shareholder will be deemed not to have transferred his shares. Moreover, if any person holds shares in excess of the Ownership Limit ("Excess Shares"), such person will be deemed to hold such Excess Shares that cause such limit to be exceeded solely in trust for the benefit of the Company, and will not receive distributions with respect to such Excess Shares or be entitled to vote such shares. In such event, such person will be deemed to have offered to sell such Excess Shares to the Company for the lesser of the amount paid for such shares or the market price of such shares, which offer the Company can accept for a period of 90 days after the later of (i) the date of the transfer resulting in such excess shares and (ii) the date the Company's Board of Trustees determines that such Excess Shares exist. In its sole discretion, the Company may repurchase such shares for cash.

    Federal income tax regulations require that the Company demand within 30 days after the end of each of its taxable years written statements from shareholders of record holding more than a specified percentage of the Company's shares of beneficial interest, in which the shareholders set out information with respect to their actual and constructive ownership of the Equity Shares and the Debentures. In addition, each shareholder must on demand disclose to the Company in writing such additional information as the Company may request in order to determine the effect of such shareholder's direct, indirect and constructive ownership of such shares on the Company's status as a REIT.

    All certificates representing Common Shares and/or Preferred Shares will bear a legend referring to the restrictions on transfer described above.

    These ownership limitations could have the effect of discouraging a takeover or other transactions in which holders of some, or a majority, of Equity Shares might receive a premium for their shares over the prevailing market price or which such holders might believe to be otherwise in their best interest.

                       DESCRIPTION OF SECURITIES WARRANTS

    The Company may issue Securities Warrants for the purchase of Debt Securities, Preferred Shares or Common Shares. Securities Warrants may be issued independently or together with any other Securities offered by any Prospectus Supplement and may be attached to or separate from such Securities. Each series of Securities Warrants will be issued under a separate warrant agreement (each a "Securities Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Securities Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Securities Warrants. The following summaries of certain provisions of the Securities Warrant Agreement and the Securities Warrants do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Securities Warrant Agreement and the Securities Warrant certificates relating to each series of Securities Warrants which will be filed with the Commission and incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of Securities Warrants.

    If Securities Warrants are offered, the applicable Prospectus Supplement will describe the terms of such Securities Warrants, including, in the case of Securities Warrants for the purchase of Debt Securities, the following where applicable: (i) the offering price; (ii) the denominations and terms of the series of Debt Securities purchasable upon exercise of such Securities Warrants;
(iii) the designation and terms of any series of Debt Securities with which such Securities Warrants are being offered and the number of such Securities Warrants being offered with such Debt Securities; (iv) the date, if any, on and after which such Securities Warrants and the related series of Debt Securities will be transferable separately; (v) the principal amount of the series of Debt Securities purchasable upon exercise of each such Securities Warrant and the price at which such principal amount of Debt Securities of such series may be purchased upon such exercise; (vi) the date on which the right to exercise such Securities Warrants shall commence and the date on which such right shall expire (the "Expiration Date"); (vii) whether the Securities Warrants will be issued in registered or bearer form; (viii) any special United States federal income tax consequences; (ix) the terms, if any, on which the Company may accelerate the date by which the Securities Warrants must be exercised; and (x) any other material terms of such Securities Warrants.

    In the case of Securities Warrants for the purchase of Preferred Shares or Common Shares, the applicable Prospectus Supplement will describe the terms of such Securities Warrants, including the following where applicable: (i) the offering price; (ii) the aggregate number of shares purchasable upon exercise of such Securities Warrants, the exercise price, and in the case of Securities Warrants for Preferred Shares, the designation, aggregate number and terms of the series of Preferred Shares with which such Securities Warrants are being offered and the number of such Securities Warrants being offered with such Preferred Shares; (iii) the date, if any, on and after which such Securities Warrants and the related series of Preferred Shares or Common Shares will be transferable separately; (iv) the date on which the right to exercise such Securities Warrants shall commence and the Expiration Date; (v) any special United States federal income tax consequences; and (vi) any other material terms of such Securities Warrants.

    Securities Warrant certificates may be exchanged for new Securities Warrant certificates of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of any Securities Warrant to purchase Debt Securities, holders of such Securities Warrants will not have any of the rights of holders of the Debt Securities purchasable upon such exercise, including the right to receive payments of principal, premium, if any, or interest, if any, on such Debt Securities or to enforce covenants in the applicable Indenture. Prior to the exercise of any Securities Warrants to purchase Preferred Shares or Common Shares, holders of such Securities Warrants will not have any rights of holders of such Preferred Shares or Common Shares, including the right to receive payments of dividends, if any, on such Preferred Shares or Common Shares, or to exercise any applicable right to vote.

EXERCISE OF SECURITIES WARRANTS

    Each Securities Warrant will entitle the holder thereof to purchase such principal amount of Debt Securities or number of Preferred Shares or Common Shares, as the case may be, at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the offered Securities Warrants. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by the Company), unexercised Securities Warrants will become void.

    Securities Warrants may be exercised by delivering to the Warrant Agent payment as provided in the applicable Prospectus Supplement of the amount required to purchase the Common Shares purchasable upon such exercise, together with certain information set forth on the reverse side of the Securities Warrant certificate. Securities Warrants will be deemed to have been exercised upon receipt of payment of the exercise price, subject to the receipt within five (5) business days, of the Securities Warrant certificate evidencing such Securities Warrants. Upon receipt of such payment and the Securities Warrant certificate properly completed and duly executed at the corporate trust office of the Securities Warrant agent or any other office indicated in the applicable Prospectus Supplement, the Company will, as soon as practicable, issue and deliver the Common Shares purchasable upon such exercise. If fewer than all of the Securities Warrants represented by such Securities Warrant certificate are exercised, a new Securities Warrant certificate will be issued for the remaining amount of Securities Warrants.

AMENDMENTS AND SUPPLEMENTS TO WARRANT AGREEMENT

    The Warrant Agreements may be amended or supplemented without the consent of the holders of the Securities Warrants issued thereunder to effect changes that are not inconsistent with the provisions of the Securities Warrants and that do not adversely affect the interests of the holders of the Securities Warrants.

COMMON SHARES WARRANT ADJUSTMENTS

    Unless otherwise indicated in the applicable Prospectus Supplement, the exercise price of, and the number of Common Shares covered by, a Common Shares Warrant are subject to adjustment in certain events, including (i) payment of a dividend on the Common Shares payable in shares of beneficial interest and stock splits, combinations or reclassification of the Common Shares; (ii) issuance to all holders of Common Shares of rights or warrants to subscribe for or purchase Common Shares at less than their current market price (as defined in the Warrant Agreement for such series of Common Shares Warrants); and (iii) certain distributions of evidences of indebtedness or assets (including securities but excluding cash dividends or distributions paid out of consolidated earnings or retained earnings or dividends payable in Common Shares) or of subscription rights and warrants (excluding those referred to above).

    No adjustment in the exercise price of, and the number of Common Shares covered by, a Common Shares Warrant will be made for regular quarterly or other periodic or recurring cash dividends or distributions or for cash dividends or distributions to the extent paid from consolidated earnings or retained earnings. No adjustment will be required unless such adjustment would require a change of at least 1% in the exercise price then in effect. Except as stated above, the exercise price of, and the number of Common Shares covered by, a Common Shares Warrant will not be adjusted for the issuance of Common Shares or any securities convertible into or exchangeable for Common Shares, or carrying the right or option to purchase or otherwise acquire the foregoing, in exchange for cash, other property or services.

    In the event of any (i) consolidation or merger of the Company with or into any entity (other than a consolidation or a merger that does not result in any reclassification, conversion, exchange or cancellation of outstanding Common Shares); (ii) sale, transfer, lease or conveyance of all or substantially all of the assets of the Company; or (iii) reclassification, capital reorganization or exchange of the Common Shares (other than solely a change in par value or from par value to no par value), then any holder of a Common Shares Warrant will be entitled, on or after the occurrence of any such event, to receive on exercise of such Common Shares Warrant the kind and amount of shares of beneficial interest or other securities, cash or other property (or any combination thereof) that the holder would have received had such holder exercised such holder's Common Shares Warrant immediately prior to the occurrence of such event. If the consideration to be received upon exercise of the Common Shares Warrant following any such event consists of common stock of the surviving entity, then from and after the occurrence of such event, the exercise price of such Common Shares Warrant will be subject to the same anti-dilution and other adjustments described in the second preceding paragraph, applied as if such common stock were Common Shares.

                   CERTAIN PROVISIONS OF MARYLAND LAW AND OF
                 THE COMPANY'S DECLARATION OF TRUST AND BYLAWS

    The following paragraphs summarize certain provisions of Maryland law and the Company's Declaration of Trust and Bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and the Declaration of Trust and Bylaws. See "Available Information."

THE BOARD OF TRUSTEES

    The Company's Bylaws provide that the number of trustees of the Company may be established by the Board but may not be fewer than three nor more than ten, a majority of which must be independent. Any vacancy will be filled at any regular meeting or at any special meeting of shareholders called for that purpose or by a majority of the remaining directors, except that a vacancy resulting from an increase in the number of directors will be filled by a majority of the entire Board. Pursuant to the terms of the Declaration of Trust, each director will hold office for a one-year term expiring at the annual meeting of shareholders to be held the following year and until his successor is duly elected and qualified. Holders of shares will have no right to cumulative voting in the election of trustees.

BUSINESS COMBINATIONS

    As a Maryland real estate investment trust, the Company is subject to certain restrictions concerning certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between the Company and an Interested Shareholder (defined as any person who beneficially owns 10% or more of the voting power of the Company's shares or an affiliate of the Company who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting shares of beneficial interest in the Company) or an affiliate thereof. Such business combinations are prohibited for five years after the most recent date on which the Interested Shareholder became an Interested Shareholder. Thereafter, any such business combination must be recommended by the Board of Trustees of the Company and approved by the affirmative vote of at least 80% of the votes entitled to be cast by holders of outstanding voting shares of the Company voting together as a single group and of at least two-thirds of the votes entitled to be cast by holders of voting shares other than voting shares with whom the business combination is to be effected, unless, among other things, the Company's shareholders receive a "minimum price" (as determined under Maryland law) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Shareholder for its shares. These provisions of Maryland law do not apply, however, to business combination that are approved or exempted by the Board of Trustees of the Company prior to the time that the Interested Shareholder becomes an Interested Shareholder.

CONTROL SHARE ACQUISITIONS

    Maryland law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquirer or by officers or trustees who are employees of the Company. "Control Shares" are voting shares which, if aggregated with all other such shares previously acquired by such person, or in respect of which such person is able to exercise or direct the exercise of voting power, except solely by virtue of a revocable proxy, would entitle the acquirer, directly or indirectly, to exercise voting power in electing directors within any one of the following ranges of voting power: (i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

    A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the Board of Trustees to call a special meeting of shareholders to be held within 50 days of the demand to consider the voting rights of the shares. If no request for a meeting is made, the Company may itself present the question at any shareholders' meeting.

    If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by Maryland law, then, subject to certain conditions and limitations, the Company may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value, determined without regard to the absence of voting rights for control shares, as of the date of the last control share acquisition or of any meeting of shareholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a shareholders' meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenter's rights do not apply in the context of a control share acquisition.

    The control share acquisition provisions of Maryland law do not apply to shares acquired in a merger, consolidation or share exchange if the Company is a party to the transaction, or to acquisitions which may be approved of or exempted by the Declaration of Trust or Bylaws of the Company. No such provisions are currently contained in the Company's Declaration of Trust or Bylaws. There can be no assurance, however, that such provisions will not be provided for in the future.

AMENDMENT TO THE DECLARATION OF TRUST

    The Company's Declaration of Trust may be amended only by the affirmative vote of the holders of not less than two-thirds of all of the votes entitled to be cast on the matter.

DISSOLUTION OF THE COMPANY

    The dissolution of the Company must be approved by the affirmative vote of the holders of not less than two-thirds of all of the votes entitled to be cast on the matter or the written consent of all holders of shares entitled to vote on this matter.

ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND NEW BUSINESS

    The Company's Declaration of Trust establishes an advance notice procedure for shareholders to make nominations of candidates for election as trustees or bring other business before an annual meeting of shareholders ("Shareholder Notice Procedures").

    The Shareholder Notice Procedures provide that (1) only persons who are nominated by or at the direction of the Board of Trustees, or by a shareholder who has given timely written notice containing specified information to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as trustees and (2) at an annual meeting only such business may be conducted as has been brought before the meeting by or at the direction of the Chairman of the Board of Trustees or by a shareholder who has given timely written notice to the Secretary of such shareholder's intention to bring such business before the meeting. In general, to be considered timely, notice of shareholder nominations to be made or business to be conducted at an annual meeting must be received not less than 60 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting.

    The purpose of requiring such advance notice by shareholders is to provide the Board of Trustees a meaningful opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposed business and, to the extent deemed necessary or advisable by the Board of Trustees, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although the Company's Declaration of Trust do not give the Board of Trustees any power to disapprove of shareholder nominations or proposals for action, they may have the effect of precluding a contest for the election of trustees or the consideration of shareholder proposals if the proper procedures are not followed. In addition, the Declaration of Trust may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of trustees or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or in the best interests of the Company and its shareholders. The provisions in the Company's Declaration of Trust regarding advance notice provisions could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of the Common Shares might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interests.

                 FEDERAL INCOME TAX CONSIDERATIONS RELATING TO
                           THE COMPANY'S REIT STATUS

    The following is a summary of certain federal income tax considerations regarding the Company's REIT election. The tax treatment of a holder of any of the Securities will vary depending on the terms of the specific Securities acquired by such holder, as well as his particular situation, and this discussion does not attempt to address any aspects of federal income taxation relating to holders of Securities. A description of certain federal income tax considerations pertaining to holders of the Securities will be provided in the relevant Prospectus Supplement.

    The following summary is based on federal income tax law in effect as of the date hereof. Such law is subject to change without notice, and may be changed with retroactive effect. The summary is for general information only, and does not constitute tax advice.

    EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT THE APPLICABLE PROSPECTUS SUPPLEMENT, AS WELL AS HIS OWN TAX ADVISOR, REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES, IN LIGHT OF HIS INDIVIDUAL CIRCUMSTANCES, OF THE ACQUISITION, OWNERSHIP AND SALE OF THE SECURITIES, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

QUALIFICATION AS A REIT; OPINION OF COUNSEL

    The Company's REIT election was effective as of January 1, 1994. The tax consequences described herein and in any Prospectus Supplement are largely contingent on the qualification of the Company as a REIT for federal income tax purposes. Failure of the Company to maintain its REIT status would materially alter the tax and economic consequences to a purchaser. See "Failure to Qualify as a REIT" below. Ungaretti & Harris, Chicago, Illinois ("Counsel"), has provided its opinion that the Company's method of operation as described herein and as represented by the Company will permit it to continue to qualify as a REIT for the current and subsequent taxable years. Such opinion is based upon the Code, as amended, applicable Treasury Regulations adopted thereunder, reported judicial decisions, and IRS rulings, all as of the date hereof, and certain representations of the Company and factual assumptions related to the ownership and operation of the Company. It should be noted that whether the Company will maintain its status as a REIT under the Code will depend upon whether the Company meets the various qualification tests imposed under the Code through actual annual operating results. No assurance can be given that the actual results of the Company's operations will satisfy such requirements. The principal requirements the Company must meet to maintain its status as a REIT are described below.

SHARE OWNERSHIP

    FREE TRANSFERABILITY. In general, shares representing ownership of a REIT must be freely transferable. The Company's shares will be subject to certain restrictions designed to assure compliance with the rule prohibiting closely-held status, described below. A REIT will not fail the requirement of free transferability by reason of such restrictions.

    100 SHAREHOLDERS REQUIRED. The beneficial ownership of an entity seeking to qualify as a REIT must be held by 100 or more persons. This requirement must be met for at least 335 days of a 12-month year, or a proportionate part of a shorter tax year. For purposes of this rule, the word "person" generally includes individuals and entities, with pension and profit-sharing trusts, rather than their beneficiaries, being treated as persons. The Company anticipates that this requirement will continue to be met.

    CLOSELY-HELD STATUS NOT PERMITTED. An entity does not qualify as a REIT if a group of five or fewer individuals own, directly or indirectly, more than 50% of the value of the outstanding shares of the entity at any time during the last half of the taxable year. For this purpose, certain entities are treated as individuals, but stock owned, directly or indirectly, by a corporation, partnership, estate or trust is generally considered as being owned proportionately by such entity's shareholders, partners or beneficiaries. Accordingly, shares held by CRP-London will be considered as being owned proportionately by the individual shareholders of CRP-London. The Declaration of Trust provides certain restrictions on ownership of shares designed to assure compliance with this requirement.

    REVENUE RECONCILIATION ACT OF 1993. Under the 1993 Act, pension funds generally will not be treated as a single person for purposes of this rule. Instead, the beneficiaries of the fund are treated as holding stock in the REIT in proportion to their actuarial interests in the fund. In the event the Company relies on this rule to maintain its status as a REIT, however, it is possible that pension funds holding more than 10% of the interests in the Company will be subject to unrelated business income tax on a portion of the dividends they receive from the Company. Under the Company's Declaration of Trust, pension funds are subject to the same ownership restrictions as other persons, without regard to this recent law.

    SHAREHOLDER INFORMATION. Federal income tax regulations require that the Company demand within 30 days after the end of each of its taxable years written statements from shareholders of record holding more than a specified percentage of the Company's shares of beneficial interest, in which the shareholders set out information with respect to their actual and constructive ownership of the Common Shares and the Debentures. In addition, each shareholder must on demand disclose to the Company in writing such additional information as the Company requests in order to determine the effect of such shareholder's direct, indirect and constructive ownership of such shares on the Company's status as a REIT.

ASSET TESTS

    An entity seeking to maintain its qualification as a REIT must meet certain tests with regard to its assets. Assets held by a qualified REIT subsidiary are treated as if they were owned directly by the REIT. A corporation is a qualified REIT subsidiary if 100% of its stock is owned by a REIT during the entire period of its existence.

    75% ASSET TEST. On the last day of each calendar quarter, at least 75% of a REIT's assets must consist of real estate assets, cash and cash items, and government securities. Real estate assets include interests in real property, interests in mortgages on real property, and shares in other qualified REITs. In addition, real estate assets include any property attributable to the temporary investment of new capital if the property is stock or a debt instrument, and the investment is only for the one-year period beginning on the date the REIT receives the capital (a "Qualified Temporary Investment"). Cash and cash items include receivables that arise in the ordinary course of the REIT's business, but not receivables purchased from another person. It is anticipated that substantially all of the Company's assets will qualify under this test.

    5% ASSET TEST. A REIT must not own securities of any one non-governmental issuer (other than another qualified REIT, or a qualified REIT subsidiary) in an amount greater in value than 5% of the value of the REIT's total assets. The Company intends to comply with this requirement.

    10% ASSET TEST. A REIT must not own securities of any one non-governmental issuer (other than another qualified REIT or a qualified REIT subsidiary) representing more than 10% of the outstanding voting securities of such issuer. The Company intends to comply with this requirement.

    After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient non-qualifying assets within 30 days after the close of the quarter. The Company intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests, and to take such other actions within 30 days after the close of any quarter as may be required to cure any noncompliance.

    INTEREST IN MANAGEMENT CORPORATION. The Company expects to derive some of its income from activities (such as management of properties owned by third parties) which, if carried on directly by the Company or by an entity controlled by the Company, would jeopardize its REIT status. The Company will own non-voting stock representing more than 90 percent of the value of corporations carrying on such activities, but intends to own less than 10% of the voting stock of such corporations in order to comply with the 10% asset test described above, and to hold stock in such corporations representing less than 5% of the value of its overall assets in order to comply with the 5% assets test described above. There can be no assurance, however, that the IRS will not contend that the non-voting stock held by the Company should be considered voting stock for purposes of these rules, or that the value of the stock held by the Company exceeds the 5% limitation.

INCOME TESTS

    An entity will not maintain its qualification as a REIT unless its income meets certain tests. In connection with these tests, income received from a qualified REIT subsidiary is treated as having the same character as it had when received by the subsidiary.

    75% INCOME TEST. At least 75% of the REIT's gross income (excluding gross income from "prohibited transactions," as described below) for each taxable year must be derived from (i) rents from real property, (ii) interest on obligations collateralized by mortgages on, or interests in, real property; (iii) gain from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of the Company's trade or business ("dealer property"); (iv) dividends or other distributions on shares in other REITs as well as the gain from the sale of such shares; (v) abatements and refunds of real property taxes;
(vi) income from the operation, and gain from the sale, of property acquired at or in lieu of foreclosure of the mortgage collateralized by such property ("foreclosure property"); (vii) commitment fees received for agreeing to make loans collateralized by mortgages on real property or to purchase or lease real property; and (viii) certain qualified temporary investment income.

    95% INCOME TEST. At least 95% of the REIT's gross income (excluding gross income from "prohibited transactions") for each taxable year must be derived from sources qualifying for the 75% test, plus dividend or interest income or capital gain on the sale or other disposition of stocks or securities.

    RENTS FROM REAL PROPERTY. Rents received by the Company will constitute "rents from real property," qualifying for the 75% and 95% income tests, if the following requirements are met:

    - The amount of rent received generally must not be based in whole or in part on the income or profits of any person.

    - Rents will not qualify as "rents from real property" if the REIT, or a 10% owner of the REIT, owns directly or indirectly a 10% or greater interest in any tenant or in the assets or net profits of a tenant.

    - The term "rents from real property" does not include rents with respect to any property with respect to which the REIT furnishes or renders "disqualifying services" to tenants other than through an independent contractor (as specially defined for this purpose) from whom the REIT itself does not derive or receive any income. For this purpose, "disqualifying services" are services which, if provided by certain tax-exempt entities, would cause rents received by such entities to be treated as unrelated business taxable income. Generally, services other than services usually or customarily rendered in connection with the rental of rooms or other space for occupancy only are disqualifying services. Charges for services of a type customarily furnished or rendered to tenants in connection with the rental of real property of a similar class in the geographic market in which the property is located qualify as "rents from real property." The Company represents that it will not furnish or render services with respect to any of the Properties that would cause rental income from such Properties to fail to qualify as "rents from real property."

    - Rent attributable to personal property will not qualify as "rents from real property" unless the personal property is leased in connection with a lease of real property and such rent is no more than 15% of the total rent received under the lease. Rent attributable to personal property is that amount which bears the same ratio to total rent as the average of the adjusted bases of the personal property at the beginning and end of the taxable year bears to the average of the aggregate adjusted bases of both the real property and personal property at the beginning and end of such taxable year.

    PROHIBITED TRANSACTIONS. The 75% and 95% income tests described above are measured by reference to gross income of the Company. For this purpose, however, gross income does not include income from "prohibited transactions." Moreover, income from prohibited transactions is subject to a 100% tax.

    The Company will be considered to have engaged in a prohibited transaction if it sells stock in trade or other property of a kind which would properly be included in inventory if on hand at the close of the taxable year, or property held primarily for sale to customers in the ordinary course of business. The Code provides a safe harbor under which certain sales of real estate assets will not be considered to be a prohibited transaction. The safe harbor applies if (a) the Company has held the property for at least four years; (b) the total expenditures made by the Company, or any partner of the Company, and capitalized as part of the basis of the property during the four-year period preceding the sale, do not exceed 30% of the net sales price; and (c) the Company meets the limitation on sales of such property. The Company will meet the limitation on sales if (d) it makes no more than seven sales of property during the year, or
(e) the aggregate of the adjusted bases of the properties sold does not exceed 10% of the aggregate adjusted bases of all the Company's properties during the year. If the property consists of land or improvements not acquired through foreclosure, the Company must have held the property for production of rental income for at least four years to be eligible for the safe harbor. Also, if the Company sold more than seven properties during the year, substantially all of the marketing and development expenditures with respect to the property must have been made through an independent contractor from whom the Company itself does not derive or receive any income.

    FAILURE TO MEET INCOME TESTS. If certain requirements are met, the Company may retain its status as a REIT even in a year in which it fails either the 75% or the 95% income test. In such event, however, the Company will be subject to an excise tax based on the greater of the amount by which it failed the 75% or 95% gross income test for that year, less expenses. The Company will qualify for this relief if (a) it reports the amount and nature of each item of its gross income in its federal income tax return for such year; (b) the inclusion of any incorrect information in its return is not due to fraud with intent to evade tax; and (c) the failure to meet such tests is due to reasonable cause and not willful neglect.

    30% INCOME TEST. Less than 30% of a REIT's gross income must be derived from the sale or other disposition of: (a) stock or securities held for less than one year; (b) property in a prohibited transaction;

or (c) real property (including interests in real property and interests in mortgages on real property) held for less than four years, other than property involuntarily converted within the meaning of Section 1033 of the Code or foreclosure property (as defined below).

DISTRIBUTIONS TO SHAREHOLDERS

    95% DISTRIBUTION REQUIREMENT. In order to maintain its qualification as a REIT, the Company is required to distribute dividends (other than capital gains dividends) to its shareholders in an amount equal to 95% of the sum of (a) its "REIT taxable income" before deduction of dividends paid and excluding any net capital gain, plus (b) any net income from foreclosure property less the tax on such income, minus (c) any "excess noncash income." The deduction for dividends paid is discussed below. See "Federal Income Tax Considerations--Taxation of the Company."

    "REIT taxable income" for purposes of this requirement is the taxable income of a REIT, computed as if it were an ordinary corporation, adjusted by certain items, including an exclusion for net income from foreclosure property, a deduction for the excise tax on the failure of the 75% or 95% income tests, and an exclusion for an amount equal to any net income derived from prohibited transactions.

    "Foreclosure property" is any real property, interest in real property, or personal property incident to the real property, acquired by the REIT in a foreclosure or by a deed in lieu of foreclosure following a default of a debt obligation or after termination of a defaulted lease, provided the REIT elects to treat the property as foreclosure property. The property ceases to be foreclosure property two years after the REIT acquires it, unless the IRS consents to an extension of this time period.

    "Excess noncash income" means the excess of certain amounts that the REIT is required to recognize as income in advance of receiving cash, such as original issue discount on purchase money debt, over 5% of REIT taxable income before deduction for dividends paid and excluding any net capital gain.

    The Company intends to make distributions to the shareholders on a quarterly basis sufficient to meet the 95% distribution requirement. However, because of the possible receipt of income without corresponding cash receipts under the Code's rent allocation and original issue discount rules, timing differences that may rise between the realization of taxable income and net cash flow, and the possible disallowance by the IRS of deductions claimed by the Company, it is possible that the Company may not have sufficient cash or liquid assets at a particular time to meet the 95% distribution requirement. To assure compliance with the 95% distribution requirement, the Company will closely monitor the relationship between its REIT taxable income and cash flow and, if necessary, will borrow funds in order to satisfy the distribution requirement. If the Company fails to meet the 95% distribution requirements as a result of an adjustment to the Company's tax return by the Service, the Company may retroactively cure the failure by paying a "deficiency dividend" (plus applicable penalties and interest) within a specified period.

    NON-REIT ACCUMULATED EARNINGS AND PROFITS. The Company will not qualify as a REIT if, as of the close of its taxable year, it has earnings and profits accumulated in any non-REIT year. For purposes of this rule, positive earnings and profits of a corporation that is liquidated or merged into another corporation may not be netted against the other corporation's deficit in earnings and profits. The Company believes that it and each of its subsidiaries had negative earnings and profits as of the effective date of its REIT election.

FAILURE TO QUALIFY AS A REIT

    For any taxable year the Company fails to qualify as a REIT, it would be taxed as a corporation. It would not be entitled to a deduction for dividends paid to its shareholders in computing its taxable income. Assets of the Company and distributions to shareholders would be reduced to the extent necessary to pay any resulting tax liability of the Company. Distributions from the Company at such time would be taxable to shareholders as dividends to the extent of the current and accumulated earnings and profits of the Company and would be eligible for the 70% dividend-received deduction for shareholders which are corporations.

    If the Company's election to be treated as a REIT is terminated automatically, the Company will not be eligible to elect REIT status until the fifth taxable year which begins after the year for which the Company's election was terminated, unless (a) the Company did not willfully fail to file a timely return with respect to the termination taxable year, (b) the incorrect information in such return was not due to fraud with intent to evade tax, and
(c) the Company establishes that failure to meet the requirements was due to reasonable cause and not to willful neglect.

TAXATION OF THE COMPANY

    GENERAL. In general, corporations are subject to federal income tax on their net income regardless of whether such income is currently distributed to shareholders. Distributions to shareholders constitute taxable dividends to the extent of current and accumulated earnings and profits of the corporation. Under this general rule, double taxation of corporate profits--that is, taxation at the corporate level and the shareholder level--is the norm. However, the rules pertaining to REITs provide an exception to this general rule. Except as otherwise discussed below, for any taxable year in which the Company qualifies as a REIT, it will generally be able to deduct for federal income tax purposes the portion of its ordinary income or capital gain which is timely distributed to shareholders.

    Even if the Company is treated as a REIT for federal income tax purposes, however, it is subject to tax on any REIT taxable income and net capital gain not distributed to shareholders. The Company may reinvest income or gain recognized upon the sale of property or repayment of an investment, although it does not intend to do so unless it has satisfied the 95% income distribution test. Capital gain income which is not distributed will be taxable to the Company. The Company will not be required to distribute capital gain income to maintain its status as a REIT. In addition, the Company will be taxed at regular corporate tax rates on net income from foreclosure property which is not otherwise REIT qualifying income. Any tax incurred by the Company for these reasons, or for any of the reasons discussed below, would reduce the amount of cash available for distribution to shareholders, and ultimately reduce the return on an investment in shares of the Company.

    DIVIDENDS PAID DEDUCTION. For any taxable year it qualifies as a REIT, the Company can claim the dividends paid deduction for dividends actually and constructively paid during that tax year. The Company can also claim a dividends paid deduction for dividends paid in the following year if it declares the dividends before the time prescribed by law for filing its return for the year, including extensions, and distributes the amount of the dividend during the 12-month period following the close of the year but not later than the date of the first regular dividend payment made after the declaration. In this event, the Company will be required to specify the dollar amount of the dividend, and send any notices required with respect to the dividend not later than 30 days after the close of the tax year or by mail with its annual report for the tax year. Certain so-called consent dividends declared in subsequent years are also eligible for the dividends paid deduction.

    TAX ON BUILT-IN GAIN. The Internal Revenue Service has announced its intention to issue regulations dealing with "built-in gain" of REITs. A REIT has built-in gain to the extent it has, at the time its status as a REIT commences, any asset with a fair market value in excess of its adjusted tax basis. The regulations would provide that a corporation that becomes a REIT recognizes net built-in gain, and pays corporate level tax, as if it had been liquidated at the end of the last taxable year before it qualified as a REIT unless it makes an election under which it will recognize such gain only upon disposition of such assets within the first ten years after it became a REIT. If the election is made, the portion of any gain on such dispositions that is built-in gain is taxable to the REIT without regard to whether the gain is distributed to shareholders.

    Some or all of the assets held by the Company on January 1, 1994, the effective date of its REIT election, had built-in gain. The Company made the election described above. The Company will therefore recognize built-in gain only upon disposition of those assets prior to January 1, 2004. If such a disposition occurs, the corporate level tax paid by the Company will reduce the amount available for distribution to shareholders.

    EXCISE TAX ON FAILURE TO MEET 75% OR 95% INCOME TESTS. Regardless of distributions to shareholders, if the Company fails either or both of the 75% and 95% income tests, but still maintains its qualification as a REIT, it will be subject to an excise tax on an amount equal to the greater of the amount by which it failed the 75% test or the 95% test multiplied by a fraction the numerator of which is REIT taxable income (determined without deductions for dividends paid or net operating losses and excluding capital gains) and the denominator of which is the gross income of the REIT (determined, generally, by excluding income from prohibited transactions, certain gross income from foreclosure property, long-term capital gain, and short-term capital gain to the extent of any short-term capital loss).

    100% TAX ON PROHIBITED TRANSACTIONS. To the extent the Company derives any net income from a prohibited transaction, the Company will be subject to a 100% tax on such net income.

    ALTERNATIVE MINIMUM TAX. The Company will also be subject to the alternative minimum tax on items of tax preference allocable to it. The Code authorizes the Treasury Department to issue regulations allocating items of tax preference between a REIT and its shareholders. Such regulations have not been issued. The Company does not expect to have any significant items of tax preference.

    4% EXCISE TAX. A 4% excise tax applies if a REIT's "distributed amount" for any year is less than its "required distribution." For this purpose, the required distribution is specially defined, and does not correspond to the amount the REIT must distribute in order to maintain its status as a REIT. The required distribution is (a) 85% of the REIT's ordinary income for the year, plus (b) 95% of the REIT's capital gain net income reduced by any net ordinary loss. This amount must be "grossed up" for certain amounts of undistributed income from prior years. For purposes of this rule, the REIT's ordinary income is determined without regard to the dividends paid deduction. The distributed amount includes dividends paid during the calendar year, plus any tax imposed on REIT taxable income or capital gains, plus any excess of the distributed amount for the preceding calendar year over the grossed up required distribution for the preceding year.

    TAX ELECTIONS. The Company's taxable year ends December 31. The Company uses the accrual method of accounting. The effective date of the Company's election to be taxed as a REIT is January 1, 1994.

STATE AND LOCAL TAXES

    The Company may be subject to state and local taxes in various jurisdictions such as those in which the Company owns property or may be deemed to be engaged in activities. The tax treatment of the Company in states having taxing jurisdiction over it may differ from the federal income tax treatment described in this summary. No discussion of state taxation of the Company, the shares or the shareholders is provided herein.

                              PLAN OF DISTRIBUTION

    The Company may sell Securities to one or more underwriters for public offer and sale by them or may sell Securities offered hereby to investors directly or through agents. Any underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

    The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices (any of which may represent a discount from the prevailing market prices). The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

    Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

    If so indicated in the applicable Prospectus Supplement, the Company will authorize the underwriters, dealers or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Securities sold pursuant to Contracts will not be less than nor greater than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except that (i) the purchase by an institution of the Securities covered by its Contract will not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject; and (ii) if the Securities are being sold to underwriters, the Company has sold to such underwriters the total principal amount of the Securities less the principal amount thereof covered by the Contracts.

    Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

    Certain legal matters will be passed upon for the Company by Ungaretti & Harris, Chicago, Illinois. Ungaretti & Harris will rely on the opinion of Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC, Baltimore, Maryland, as to certain matters of Maryland law.

                                    EXPERTS

    The financial statements and financial statement schedules included in the Company's Annual Report on Form 10-K and the statements of revenue and certain expenses included in the Company's Form 8-K/A filed with the Commission on November 27, 1996, incorporated by reference in this Prospectus, to the extent and for the periods indicated in their reports, have been audited by Coopers & Lybrand L.L.P., independent accountants, and are included herein in reliance upon the authority of those experts in giving their report.

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    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE NOTES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                      Page
                                                    ---------
Summary...........................................        S-3
Use of Proceeds...................................        S-6
Capitalization....................................        S-6
Summary Selected Financial Data...................        S-7
Management Discussion and Analysis of Financial
  Condition and Results of Operations.............        S-9
The Company.......................................       S-15
The Company's Warehouse/Industrial Properties.....       S-22
Forward Looking Statements........................       S-26
Description of the Notes..........................       S-27
Federal Income Tax Considerations.................       S-34
Ratio of Earnings to Fixed Charges................       S-36
Underwriting......................................       S-37
Legal Matters.....................................       S-39
Experts...........................................       S-39

                         PROSPECTUS
Available Information.............................          2
Incorporation of Certain Documents by Reference...          2
The Company.......................................          3
Risk Factors......................................          4
Use of Proceeds...................................          7
Ratio of Earnings to Fixed Charges................          7
Description of Debt Securities....................          7
Description of Shares of Beneficial Interest......         20
Description of Securities Warrants................         31
Certain Provisions of Maryland Law and of the
  Company's Declaration of Trust and Bylaws.......         33
Federal Income Tax Considerations Relating to the
  Company's REIT Status...........................         35
Plan of Distribution..............................         41
Legal Matters.....................................         42
Experts...........................................         42

                                  $100,000,000

                                     [LOGO]

                              6 3/4% SENIOR NOTES
                               DUE APRIL 1, 2005

                               ------------------
                             PROSPECTUS SUPPLEMENT
                                 APRIL 2, 1998
                             ---------------------

                                LEHMAN BROTHERS
                             NATIONSBANC MONTGOMERY
                                SECURITIES, LLC
                      FIRST CHICAGO CAPITAL MARKETS, INC.

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